

**2021**

# Proxy Statement & Annual Meeting of Shareholders

**labcorp**

# DEAR SHAREHOLDER:



*"2020 was transformational for Labcorp. We navigated the unprecedented demands of the pandemic, quickly brought innovations to market, and advanced each pillar of our company strategy while delivering strong overall performance."*

**ADAM H. SCHECHTER**

On behalf of management and the board of directors, we thank you for your investment in Labcorp. It is my pleasure to invite you to join us for the 2021 Annual Meeting of Labcorp, to be held on Wednesday, May 12, 2021, at 9:00 a.m. Eastern Daylight Time. The 2021 Annual Shareholder Meeting will be webcast live at www.virtualshareholdermeeting.com/LH2021, during which time you will be able to vote your shares electronically and submit your questions.

2020 was transformational for Labcorp. We navigated the unprecedented demands of the pandemic, quickly brought innovations to market, and advanced each pillar of our company strategy while delivering strong overall performance. We demonstrated remarkable leadership in the fight against COVID-19, launching multiple new tests, including the first PCR test from a commercial lab to receive Emergency Use Authorization from the U.S. Food and Drug Administration, and supported more than 400 clinical trials for new COVID-19 vaccines and treatments. The power of our combined expertise in diagnostics and drug development was underscored by the launch of our new, unified brand at the end of the year. We are delivering vital information to help our customers and patients make clear and confident decisions to improve health and improve lives.

In 2020, we generated $14 billion in revenues, with $2.14 billion in operating cash flow, $1.8 billion in free cash flow (operating cash flow less capital expenditures), and diluted earnings per share of $15.88, representing notable growth from 2019. Those gains were due primarily to the impact of $2.8 billion of revenues from

COVID-19 testing. We deployed capital strategically, with a total of $780 million invested in share repurchases, acquisitions, and debt retirement. After a significant drop in our base business (non-COVID related) in the first half of the year, we saw steady growth through the remainder of the year. In the fourth quarter, our diagnostics business showed year-over-year growth for the first time since the beginning of the pandemic, and drug development had its best quarter of base business organic growth for the year. Although we anticipate that revenue from COVID-19 testing will decline through 2021, we believe that we are well positioned for continued growth in our base business and ongoing work on COVID-19 studies.

As we navigated the unprecedented demands of the pandemic in 2020, we made great progress in our core strategy. We put our customers and patients at the center when it counted most, and helped people get the answers they needed throughout the pandemic. We launched a cross-enterprise team focused on oncology and are winning new oncology clinical trial programs. We used data and analytics in new ways to run our business more effectively and efficiently, and despite the challenges of the pandemic, continued to focus on high-growth opportunities. In all of our strategic focus areas, we brought the power of our combined teams together to accelerate our business and produce strong results.

In addition, in 2020, we undertook a number of employee-based actions to further integrate our company, advance our market competitive position as an employer, and retain our talent. We also focused on the importance of diverse teams to drive innovation and meet customer needs. These actions were taken with input from, and the full encouragement and support of, the Board and have been received very positively by our dedicated and committed workforce of nearly 75,000 people.

An important component to our success is our long-standing commitment to strong corporate governance practices. These practices provide an important framework within which our board and management pursue Labcorp's strategic objectives and ensure our long-term vitality for the benefit of our shareholders. As part of our ongoing shareholder engagement efforts, since our 2020 Annual Meeting of Shareholders, senior management engaged with shareholders representing more than 80 percent of the Company's outstanding shares. Discussions with our shareholders were primarily focused on a review of our performance and differentiated capabilities, our transformational strategy to become a leading global life sciences company, our corporate governance practices, including tenure, diversity, and environmental practices, enterprise risk management and human capital management, cybersecurity, our executive compensation program, industry dynamics, and our response to and the impacts of the COVID-19 pandemic.

We value our shareholders' input and we continuously strive to increase our level of shareholder engagement. Feedback from these meetings is regularly reported to the full Board of Directors to ensure that all directors have the benefit of our shareholders' perspectives.

Our shareholder engagement includes input on our executive compensation, which is incorporated in the Compensation and Human Capital Committee's annual review of our compensation program. We continue to maintain an executive compensation program that creates strong alignment between our executives' pay and the performance of the Company and we are committed to refining our compensation program to incentivize our leaders and align with our strategy, the key value drivers of our business, and the expectations of our shareholders. The Board of Directors believes our current compensation program, which is focused on performance-based and variable compensation, achieves this objective.

I hope you will join us for the 2021 Annual Meeting, which will be a virtual meeting of shareholders to be held over the Internet, during which you will be able to vote your shares electronically and submit your questions.

At the 2021 Annual Meeting, we will ask you to (1) elect ten director nominees named in the attached proxy statement to our Board of Directors; (2) approve, on a non-binding advisory basis, executive compensation; (3) ratify the appointment of Deloitte and Touche LLP as our independent registered public accounting firm for the year ending December 31, 2021, (4) vote upon one shareholder proposal, and (5) act on any other business matters properly brought before the meeting.

We invite you to review the detailed information beginning on page 35 about the skills and qualifications of our director nominees and why we believe they are the right people to oversee the long-term performance and overall success of our Company, and our Compensation Discussion and Analysis, which begins on page 48.

Your vote is very important to us. Whether or not you plan to participate in the 2021 Annual Meeting, it is important that your shares are represented and voted at the meeting. I urge you to promptly vote and submit your proxy via the Internet, by phone, or, if you receive paper copies of the proxy materials by mail, by following the instructions on the proxy card or voting instruction card.

When I wrote this letter last year, I was only a few months into my role, and we were in the early days of the COVID-19 pandemic. So much has changed since then, and we have been through an incredibly difficult and challenging time. What has not changed – and what has sustained me and enabled Labcorp to stand out and lead the response to the crisis – is our commitment to Labcorp's mission of improving health and improving lives, and our belief that science and innovation will lead the way through COVID-19 and the many other healthcare challenges we still face. I am incredibly proud of all that our company has accomplished, and I remain very optimistic about Labcorp's future in 2021 and beyond.

On behalf of the Board of Directors, I would like to express our appreciation for your continued investment in Labcorp. We look forward to your participation during the 2021 Annual Meeting.

Sincerely,

**Adam H. Schechter**
Chairman and Chief Executive Officer
April 2, 2021

# NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS



**DATE**
Wednesday, May 12, 2021



**TIME**
9:00 a.m., Eastern Daylight Time



**WHERE**
The 2021 Annual Meeting of Laboratory Corporation of America Holdings will be a virtual meeting of shareholders to be held as a live webcast over the Internet at:
**www.virtualshareholdermeeting.com/LH2021**



**RECORD DATE**
**March 24, 2021**
Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the 2021 Annual Meeting.

## ITEMS OF BUSINESS

**1** To elect ten directors from among the nominees named in the attached Proxy Statement.

**2** To approve, on a non-binding advisory basis, executive compensation.

**3** To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for the year ending December 31, 2021.

**4** To vote upon one shareholder proposal described in the attached Proxy Statement, if properly presented.

**5** To consider any other business properly brought before the 2021 Annual Meeting.

## PROXY VOTING

**Your vote is important.** We encourage you to mark, date, sign and return the enclosed proxy/voting instruction card or, if you prefer, to vote by telephone or by using the Internet.

April 2, 2021

By Order of the Board of Directors

*Sandra D. van der Vaart*

Sandra D. van der Vaart
Secretary

---

Important notice regarding the availability of proxy materials for the 2021 Annual Meeting of Shareholders to be held on May 12, 2021. Our Proxy Statement and Annual Report to Shareholders are available at: **www.proxyvote.com**.

# TABLE OF CONTENTS

# PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

## Annual Meeting of Shareholders

**DATE & TIME**
9:00 a.m. on
Wednesday, May 12, 2021,
Eastern Daylight Time

**VIRTUAL MEETING**
www.virtualshareholdermeeting.com/LH2021.

**RECORD DATE**
March 24, 2021

**MAILING DATE**
This proxy statement was first mailed or made available to shareholders on or about April 2, 2021.

**VOTING**
Shareholders as of the Record Date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on.

## Voting Matters and Vote Recommendation *(page 11)*

The following table summarizes the proposals to be considered at the 2021 Annual Meeting and the Board's voting recommendation with respect to each proposal.

| PROPOSALS | BOARD VOTE RECOMMENDATION |
|---|---|
| Election of Directors | FOR EACH NOMINEE |
| Advisory Vote to Approve Executive Compensation | FOR |
| Ratification of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm for 2021 | FOR |
| Shareholder Proposal | AGAINST |

## How to Cast Your Vote *(page 12)*

You can cast your votes by any of the following methods:



**INTERNET**
(www.proxyvote.com)
until 11:59 p.m., Eastern Daylight Time on Tuesday, May 11, 2021



**TELEPHONE**
(1-800-690-6903)
until 11:59 p.m., Eastern Daylight Time on Tuesday, May 11, 2021



**MAIL**
Completing, signing and returning your proxy card or voting instruction card so that it is received before the polls close on Wednesday, May 12, 2021



**IN-PERSON**

Whether you are a shareholder of record or hold your shares in "street name," you may participate in and vote online at the 2021 Annual Meeting. You will need to enter your 16-digit control number (included in your Notice, your proxy card or the voting instructions that accompanied your proxy materials) to vote your shares at the 2021 Annual Meeting. Instructions on how to attend the 2021 Annual Meeting live over the Internet, and how to vote your shares during the 2021 Annual Meeting, are posted at www.virtualshareholdermeeting.com/LH2021. Shareholders with questions regarding how to attend and participate in the 2021 Annual Meeting live over the Internet, and how to vote during the 2021 Annual Meeting, may call 1-855-449-0991 starting at 8:30 a.m. EDT on the 2021 Annual Meeting date.

# PROXY SUMMARY

**Environmental, Social, and Governance ("ESG") Highlights (page 5)**

Labcorp is committed to strong governance practices, including:

| Our Commitment to Strong Corporate Governance Policies: | |
| --- | --- |
| ✓ Annual election of directors by majority vote | ✓ A strong Lead Independent Director |
| ✓ Majority voting in uncontested director elections | ✓ Anti-Hedging, Clawback, and Anti-Pledging policies |
| ✓ All independent director nominees, excluding our CEO | ✓ Shareholder proxy access right |
| ✓ 100% independent Board Committees | ✓ Robust director stock ownership guidelines |
| ✓ Annual Board and Committee self-assessments | ✓ Active shareholder engagement |
| ✓ Shareholder right to call special meetings | ✓ Shareholder right to act by written consent |
| ✓ Chartered Environmental, Health and Safety, Social and Governance Steering Committee within management | ✓ Oversight of lobbying activities and political contributions |

Labcorp is also committed to social and environmental issues. Our commitment to these issues stems from our belief that the measure of a company is not just how well it does, but how it goes about its business, how its people and customers feel about it, and the mark it leaves on society. We believe that investments in our people and our communities are another manifestation of our fundamental mission of improving health and improving lives. In furtherance of our commitment to ESG matters, we chartered the Environmental, Health and Safety, Social and Governance Steering Committee comprised of members of our management team, to assist our Chief Executive Officer and Executive Committee in setting our general ESG strategy and to consider and recommend policies, practices, and disclosures that conform with our strategy.

The Company has a diverse workforce with a broad range of unique experiences and talents. The Company believes that the diversity of its employees and its inclusive programs contribute to a healthy, productive, and respectful work environment. In 2021, we were recognized for the fourth consecutive year as a *Best Place to Work for LGBTQ Equality*, with a perfect score from Human Rights Campaign's Corporate Equality Index, the nation's premier benchmarking survey and report on corporate policies and practices related to LGBTQ workplace equality. We were also named to FORTUNE® magazine's *2021 List of World's Most Admired Companies*, making the annual list for the third time, as well as the *2020 List of World's Best Employers* and as one of Forbes' 2020 *List of the Best Employers for New Graduates*.

Social unrest and the impacts of the pandemic around the world in 2020 provided the Company an opportunity to refocus our efforts to further improve our diversity profile for the benefit of employees, patients, and customers. As a part of our refocus, we: (i) appointed a Chief Diversity and Inclusion Officer, who reports dually to the Chief Executive Officer and the Chief Human Resources Officer; (ii) are in the process of rolling out an unconscious bias training program for all people leaders globally in 2021; (iii) launched the Credible Conversation series available to people leaders to help enable listening sessions to support a diverse and inclusive work environment; and (iv) enhanced our focus on our Employee Resource Groups ("ERGs"), a powerful forum for people who share a common background to connect, create networking opportunities, assist with recruiting activities, and serve as ambassadors within the Company to increase awareness and advocacy.

As a part of our mission of improving health and improving lives, we have invested in ways to reduce our environmental impact and increase our sustainability. Our initiatives include: (i) our commitment to renewable electricity supply resources for 22 of our locations in Virginia; (ii) our partnership with the United Way in India to support rainwater harvesting, or the collection and storage of rainwater from the roofs of buildings, to be subsequently used for domestic purposes in several villages in India; (iii) our efforts to increase efficiencies in our corporate fleet by introducing more hybrid vehicles; and (iv) the improvements we have made to our facilities to make them more energy and water efficient. The Company has also participated in the Carbon Disclosure Project (the "CDP") since the 2017 reporting period; we are using knowledge gained from CDP participation to refine our carbon and energy reduction strategy in the future, including an enterprise-wide carbon reduction goal.

In addition to the forgoing commitments and actions, one of our largest ESG impacts this year was our work to respond to the COVID-19 pandemic. For more information on our efforts, please see "Compensation Discussion & Analysis – 2020 Company Performance Highlights."

We routinely publish a Corporate Responsibility Report, which highlights our commitment to environmental and social responsibility. A copy of our current Corporate Responsibility Report can be found under the "Corporate Governance" section of the "Investors" page on our website. Nothing on our website, including our Corporate Responsibility Report or sections thereof, shall be deemed incorporated by reference into this Proxy Statement.

### Shareholder Engagement (page 16)

Through our robust and regular shareholder engagement process, we have received valuable feedback that informs our decisions regarding our strategy and our corporate governance practice and policies, in addition to other important topics, which we believe is a critical component to our success.

During fiscal 2020, through our active shareholder engagement program we:

| Engaged with shareholders representing more than **80%** of our outstanding shares and participated in **>400** virtual one-on-one meetings and calls | Discussed key areas of shareholder interest, including: <br><br>• Earnings and financial performance <br>• Compensation practices, specifically pay-for-performance compensation practices <br>• Board composition and succession planning <br>• Board focus on meaningful ESG policies and practices, including diversity, equity, and inclusion <br>• Enterprise risk management and human capital management <br>• Our response to and the impacts of the COVID-19 pandemic |
|---|---|

We continue to demonstrate a strong commitment to corporate governance that reinforces our alignment with our shareholders and continue to make improvements in response to shareholder feedback and our commitment to best practices, including:

- *Expanded Shareholder Access*
- *Enhanced ESG Disclosure*
- *Increased Focus on Diversity, Equity, and Inclusion*
- *Prioritized Supplier Diversity*

- *Commitment to the Environment*
- *Commitment to our Communities*
- *Continued Focus on Cybersecurity*

# PROXY SUMMARY

## Director Nominees (page 35)

The following table provides summary information about each director nominee.

| NAME | AGE | DIRECTOR SINCE | OCCUPATION | INDEPENDENT |
|---|---|---|---|---|
| Adam H. Schechter | 56 | 2013 | President & CEO, Laboratory Corporation of America Holdings | |
| Kerrii B. Anderson | 63 | 2006 | Former CEO, Wendy's International, Inc. | ✓ |
| Jean-Luc Bélingard | 72 | 1995 | Operating Advisor, Clayton, Dubilier & Rice; Vice President, Institut Mérieux | ✓ |
| Jeffrey A. Davis | 57 | 2019 | Chief Financial Officer, Qurate Retail Group | ✓ |
| D. Gary Gilliland | 66 | 2014 | President and Director Emeritus of the NCI designated Fred Hutchinson Cancer Research Center in Seattle, WA | ✓ |
| Garheng Kong | 45 | 2013 | Managing Partner, HealthQuest Capital | ✓ |
| Peter M. Neupert | 65 | 2013 | Former Operating Partner, Health Evolution Partners, Inc. | ✓ |
| Richelle P. Parham | 53 | 2016 | Managing Director, WestRiver Group | ✓ |
| Kathryn E. Wengel | 55 | 2021 | Executive Vice President, Chief Global Supply Chain Officer, Executive Committee Member, Johnson & Johnson | ✓ |
| R. Sanders Williams | 72 | 2007 | Interim Vice President of Research and Innovation of Duke University, President Emeritus, Gladstone Institutes, Professor of Medicine, University of California San Francisco, Professor of Medicine, Duke University, Senior Advisor for Science and Technology, Duke University | ✓ |

# Snapshot of 2021 Director Nominees

## ALL DIRECTOR NOMINEES EXHIBIT:

- personal and professional integrity;
- skills and experience to advise the Company regarding its medical, scientific, operational, strategic, technology, and governance goals;
- interest, capacity and willingness to serve the long-term interests of the Company's shareholders;

- ability and willingness to devote the required amount of time and intellectual effort to the Company's affairs, including attendance at Board and Committee meetings;
- exceptional ability and judgment; and
- freedom from personal and professional relationships that would adversely affect the ability to serve the best interests of the Company and its shareholders.

## OUR DIRECTOR NOMINEES EXHIBIT AN EFFECTIVE MIX OF SKILLS, EXPERIENCES, DIVERSITY AND FRESH PERSPECTIVES



| Average Tenure of Directors | Average Age of Directors | Diversity |
|---|---|---|
| **8.2** YEARS | **60.4** YEARS | **50.0%** |
| 0-5 years ●●● 3 | <60 years ●●●●● 5 | Gender/Ethnic/Racial Diversity ●●●●● 5 |
| 6-10 years ●●● 4 | 61-70 years ●●● 3 | |
| >11 years ●●● 3 | >70 years ●● 2 | |


Risk Management Experience
**8** out of 10
●●●●●●●●○○


International Experience
**8** out of 10
●●●●●●●●○○


Corporate Governance Experience
**9** out of 10
●●●●●●●●●○


Corporate Finance and M&A
**9** out of 10
●●●●●●●●●○


Healthcare/Clinical Research Background
**7** out of 10
●●●●●●●○○○


Executive Leadership Experience
**10** out of 10
●●●●●●●●●●


Business Strategy Experience
**8** out of 10
●●●●●●●●○○


Technology/Cybersecurity Expertise
**1** out of 10
●○○○○○○○○○


Talent Management Expertise
**10** out of 10
●●●●●●●●●●


Sales and Marketing Background
**5** out of 10
●●●●●○○○○○

# Governance Highlights

We have a long-standing commitment to strong corporate governance practices. These practices provide an important framework within which our Board and management pursue the strategic objectives of Labcorp and ensure the Company's long-term vitality for the benefit of our shareholders.

## BOARD PRACTICES

- ✓ 9 of 10 Director nominees independent
- ✓ Annual election of Directors with majority voting standard
- ✓ Annual Board, committee, and director evaluations
- ✓ Independent Audit, Compensation and Human Capital, Nominating and Corporate Governance, and Quality and Compliance Committees
- ✓ Regular executive sessions of independent Directors
- ✓ Strategy and risk oversight by full Board and committees

## SHAREHOLDER MATTERS

- ✓ Long-standing, active shareholder engagement
- ✓ Annual "say-on-pay" advisory vote
- ✓ Proxy access right
- ✓ Shareholder right to call special meetings
- ✓ Shareholder right to act by written consent

## OTHER BEST PRACTICES

- ✓ Focus on environmental/social/governance policies
- ✓ Stock ownership guidelines for Directors and executives
- ✓ Anti-hedging, anti-short sale, and anti-pledging policies
- ✓ Oversight of lobbying and political contributions

# Key Financial Highlights

The Company achieved strong operational and financial performance across a broad range of measures.

- *Revenues*: Full year revenues of $13.98 billion, an increase of 21.0% over last year's $11.55 billion

- *Diluted Earnings Per Share ("EPS")*: Full year of $15.88, up from $8.35 last year

- *Adjusted EPS*: Full year of $23.94, compared to $11.32 in 2019, an increase of 111.5 percent[1]

*(1) See reconciliation of Adjusted EPS and Diluted EPS on page 50.*

### *Pay for Performance (page 88)*

Labcorp's executive compensation program is designed to attract, motivate, and retain executives in a highly competitive environment. Our executive compensation philosophy is to pay for performance by rewarding the achievement of specific short-term and long-term operational, strategic, or human capital related goals.

The Company seeks to achieve outstanding performance for our shareholders through focusing our executives on revenues, adjusted EPS, adjusted operating income, and relative total shareholder return compared to the peer group of companies we use for compensation purposes. Our compensation program rewards our executives for achieving strategic objectives. A majority of the value of our named executive officers' annual target compensation opportunity including performance-based cash compensation and performance shares, is subject to the achievement of Company and individual strategic objectives, which provides a strong incentive to drive Company performance and increase shareholder value.

Last year, our annual advisory vote on executive compensation received support from approximately 88 percent of the shares represented at the 2020 Annual Meeting and entitled to vote. We are committed to refining our compensation program to incentivize our leaders and align with our strategy, the key value drivers of our business and the expectations of our shareholders. We regularly seek input from our shareholders and this input is incorporated in the Compensation and Human Capital Committee's annual review of our compensation program.

### *2020 Executive Total Compensation (page 51)*

The Compensation and Human Capital Committee takes several factors into consideration when establishing our executive compensation target opportunity and structure, including:

- alignment of compensation programs with growth drivers of the Company's business;

- competitive market data (including peer companies, supplemented by published survey data) in order to tailor total compensation (base salary plus the target amounts under our annual cash incentive and long-term incentive arrangements) to be competitive with the market;

- company and individual performance, role and contribution, and executive skill and experience, in order to make adjustments for individual pay levels;

- emerging best practices in executive compensation presented by its independent compensation consultant;

- input from shareholders; and

- a greater emphasis on the variable or at-risk portion of compensation relative to fixed compensation.

For 2020, approximately 77.5 percent of the total target compensation of Mr. Schechter, our President and Chief Executive Officer, was performance-based and at-risk. For the other Named Executive Officers ("NEOs"), approximately 70 percent of the average total target compensation was performance-based and at-risk. In 2020, an additional approximately 13.5 percent of our CEO's total target compensation and an additional approximately 11 percent of the average total target compensation for our other NEOs was variable and based on the performance of the Company's stock. The charts below show the mix of pay elements included in total compensation opportunities for 2020 for our Chief Executive Officer and an average for our other NEOs:

**CEO PAY MIX BASED ON TARGET AWARD OPPORTUNITIES**


CASH
Annual Cash Incentive 23%
Base Salary 9%
Restricted Stock Units 13.5%
Non-Qualified Stock Options 13.5%
Performance Shares 41%
LONG-TERM INCENTIVE STOCK AWARDS
PERFORMANCE BASED AND AT RISK 77.5%

**OTHER NEO PAY MIX BASED ON TARGET AWARD OPPORTUNITIES**


CASH
Annual Cash Incentive 29%
Base Salary 19%
Restricted Stock Units 11%
Non-Qualified Stock Options 8%
Performance Shares 33%
LONG-TERM INCENTIVE STOCK AWARDS
PERFORMANCE BASED AND AT RISK 70%

# PROXY SUMMARY

## Advisory Vote to Approve Executive Compensation (page 87)

We ask that our shareholders approve the advisory resolution on executive compensation. Our compensation program is designed to attract and retain skilled and talented individuals and align the compensation of our executives with the strategic goals of the Company and, ultimately, the interests of our shareholders. The Compensation and Human Capital Committee annually evaluates our compensation program in light of the input we receive from our shareholder engagement efforts and the results of the advisory resolution on executive compensation. Our market-leading compensation practices are designed with features to further align the interests of our executives with those of our shareholders:

| What We Do | What We Don't Do |
|---|---|
| ✓ Maintain robust stock ownership requirements for executives (6 times base salary for the Chief Executive Officer) | ✕ Allow pledging or hedging Company stock |
| ✓ Cap annual incentive opportunity to discourage inappropriate risk-taking | ✕ Provide tax gross-ups, including on severance or change-in-control payments |
| ✓ Provide only "double trigger" change-in-control provisions | ✕ Use employment agreements except in connection with the hiring of our Chief Executive Officer |
| ✓ Maintain a robust Clawback Policy that applies to both cash and equity incentives | ✕ Offer excessive change-in-control benefits |
| ✓ Provide annual incentives linked to strategic and objective financial goals | ✕ Pay dividends on unvested performance awards and restricted stock units that are not earned |
| ✓ Provide mix of performance oriented long-term incentives that include performance shares (60 percent of target grant value), non-qualified stock options (20 percent of target grant value), and restricted stock units (20 percent of target grant value) with multi-year vesting | |
| ✓ Conduct annual shareholder outreach to engage on a variety of matters, including compensation | |

## Auditors (page 90)

We ask that our shareholders ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2021.

Below is summary information about PricewaterhouseCoopers LLP, who previously served as Labcorp's independent registered public accounting firm since 1997, fees for services provided in fiscal years 2020 and 2019.

| | 2020 | 2019 |
|---|---|---|
| Audit Fees[1] | $3,713,000 | $4,802,500 |
| Audit Related Fees[2] | $798,398 | $1,024,614 |
| Tax Fees[3] | $745,002 | $1,024,276 |
| All Other Fees[4] | $302,700 | $2,700 |
| TOTAL | $5,559,100 | $6,854,090 |

(1) Audit Fees include fees incurred for the audit of the Company's annual statements, review of financial statements included in the Company's quarterly reports on Form 10-Q, and services that were normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.
(2) Audit Related Fees include fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements but are not otherwise included as Audit Fees. Audit Related Fees for the year ended December 31, 2020 and December 31, 2019 were primarily for certain accounting consultations, comfort letter procedures, and other assurance services.
(3) Tax Fees for the years ended December 31, 2020 and December 31, 2019 were related to general tax consulting, tax compliance, including preparation of tax returns, tax planning insights, and tax advice.
(4) All Other Fees are fees incurred for any services not included in the other categories of fees. All Other Fees consisted of accounting research software and implementation review and other services.

# Proxy Statement

Labcorp is providing you with these proxy materials in connection with its 2021 Annual Meeting of Shareholders (the "2021 Annual Meeting"). The Notice of Internet Availability of Proxy Materials (the "Notice"), this Proxy Statement and Labcorp's 2020 Annual Report on Form 10-K for the year ended December 31, 2020 (the "2020 Annual Report") were first mailed to shareholders of record on or about April 2, 2021. As used in this Proxy Statement, "Labcorp," the "Company" and "we" may refer to Laboratory Corporation of America Holdings itself, one or more of its subsidiaries, or Laboratory Corporation of America Holdings and its consolidated subsidiaries, as applicable.

# GENERAL INFORMATION

## 2021 Annual Meeting of Shareholders

Labcorp's 2021 Annual Meeting is scheduled to occur on Wednesday, May 12, 2021 at 9:00 a.m., Eastern Daylight Time. The 2021 Annual Meeting will be a virtual meeting and will be webcast live at www.virtualshareholdermeeting.com/LH2021. We believe that conducting the 2021 Annual Meeting as a virtual meeting will encourage higher levels of shareholder participation while also helping us reduce the financial and environmental costs associated with the 2021 Annual Meeting. Shareholders at the virtual-only meeting will have the same rights as at an in-person meeting, including the rights to vote and ask questions through the virtual meeting platform.

All owners of Labcorp's common stock, par value $0.10 per share (the "Common Stock"), on March 24, 2021, the record date (the "Record Date"), are eligible to receive notice of, and to vote electronically at, the 2021 Annual Meeting over the Internet by using the 16-digit control number included in the Notice, proxy card, or the voting instructions that accompanied these proxy materials. Representatives of PricewaterhouseCoopers LLP, independent auditor for Labcorp for the years ending December 31, 2019 and December 31, 2020, and Deloitte & Touche LLP, independent auditor for Labcorp for the year ending December 31, 2021, will be present at the 2021 Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong internet or WiFi connection wherever they intend to participate in the 2021 Annual Meeting. Participants should also give themselves plenty of time to dial-in to the conference call or log in and ensure that they can hear audio prior to the start of the 2021 Annual Meeting.

**If you encounter any technical difficulties with the virtual meeting platform on the meeting day, please call 1-855-449-0991 (Toll Free) or 1-720-378-5962 (International Toll) or email to investor@Labcorp.com. Technical support will be available starting at 8:30 a.m. EDT on May 12, 2021.**

If you wish to submit a question, or make a comment during the meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/LH2021, type your question into the "Ask a Question" field, and click "Submit" or send your question or comment via email to investor@Labcorp.com. Any emailed questions or comments will need to include your 16-digit control number in order to be addressed at the meeting.

Questions and comments submitted via the virtual meeting platform that are pertinent to meeting matters will be addressed during the meeting. It has been Labcorp's policy to address all pertinent questions and comments during the meeting and, historically, management has been successful in doing so. In the unlikely event that the volume of questions increases to the point that time constraints prohibits Labcorp from answering all questions, the remaining pertinent questions will be answered on our Investor Relations site. Consistent with Labcorp's approach when the annual meetings were held in person, questions or comments that are not related to the proposals under discussion, are about personal concerns not shared by shareholders generally, or use blatantly offensive language may be ruled out of order. Labcorp will, however, respond to questions or comments that are not related to the proposals under discussion or are about personal concerns not shared by shareholders generally via email after the meeting.

A webcast of the 2021 Annual Meeting will be archived and accessible through December 31, 2021.

## Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 12, 2021

Pursuant to the "notice and access" rules adopted by the Securities and Exchange Commission (the "SEC"), Labcorp has elected to provide access to its proxy materials and the 2020 Annual Report over the Internet and sent the Notice to shareholders of record as of the Record Date on or about April 2, 2021. The Notice is not a form for voting and presents only an overview of the more complete proxy materials, which contain important information about the 2021 Annual Meeting. All shareholders may access the proxy materials on the website referred to in the Notice (www.proxyvote.com) and we encourage shareholders to do so prior to submitting their votes. Shareholders may request to receive a printed set of the proxy materials by following the instructions provided in the Notice.

Shareholders may also request to receive future proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by following the instructions on your proxy card or at www.proxyvote.com. Choosing to receive proxy materials by e-mail will save Labcorp the cost of printing and mailing documents and will reduce the impact of Labcorp's annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

## Matters Subject to a Vote of the Shareholders

### Current Proposals

The following matters are subject to a vote of the shareholders at the 2021 Annual Meeting:

- Election of directors from among the nominees described in this Proxy Statement (see page 35);

- Approval, on a non-binding advisory basis, of compensation for Labcorp's executives (see page 87);

- Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2021 (see page 90); and

- Vote on a shareholder proposal described in the attached Proxy Statement, if properly presented (see page 93).

### Board Recommendations

The Board of Directors of the Company (the "Board") unanimously recommends that shareholders vote as follows:

- "**FOR**" the election of each of the nominees for director;

- "**FOR**" the approval, on a non-binding advisory basis, of the compensation for Labcorp's executives;

- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our Company's independent registered public accounting firm for the year ending December 31, 2021; and,

- "**AGAINST**" the shareholder proposal.

### Other Business

The Board does not intend to bring any other business before the 2021 Annual Meeting and is not aware of any other matters to be brought before the meeting. See the section "Other Matters" on page 98 for information about presenting proposals for the 2022 Annual Meeting. Please also see the section "Identification and Evaluation of Director Candidates" on page 24 for information about shareholder nominations to the Board.

## Voting Procedures and Solicitation of Proxies

### Quorum and Voting Requirements

The Board is soliciting your vote at the 2021 Annual Meeting or at any later meeting should the scheduled annual meeting be adjourned or postponed for any reason. By using a proxy, which authorizes specific people to vote on your behalf, your shares can be voted whether or not you attend the 2021 Annual Meeting. At least a majority of the total number of shares of Common Stock issued and outstanding and entitled to vote on the Record Date must be present in person or by proxy at the 2021 Annual Meeting for a quorum to be established. At the close of business on the Record Date, there were 97,640,861 shares of Common Stock issued and outstanding.

Each share of Common Stock is entitled to one vote on each of the director nominees and one vote on each other matter that is properly presented at the 2021 Annual Meeting. In accordance with Labcorp's Amended and Restated By-Laws (the "By-Laws"), director nominees in an uncontested election must receive a majority of the votes cast to be elected, which under the By-Laws means that the number of shares voted "FOR" a director must exceed 50 percent of the votes cast with respect to that director. The Board has adopted a policy under which a director who does not receive the required vote for election as provided in the By-Laws will submit his or her resignation for consideration by the Board. The affirmative vote of a majority of shares of Common Stock represented at the 2021 Annual Meeting and entitled to vote is required for approval of the other proposals noted above. Abstentions will have no effect on the election of the directors but will have the same effect as a vote against the other proposals scheduled for the 2021 Annual Meeting.

## Voting by Record Holders

If your name is registered in Labcorp's shareholder records as the owner of shares, there are four ways that you can vote your shares:

You can cast your votes by any of the following methods:



**INTERNET**
(www.proxyvote.com)
until 11:59 p.m., Eastern Daylight Time on Tuesday, May 11, 2021;



**TELEPHONE**
(1-800-690-6903)
until 11:59 p.m., Eastern Daylight Time on Tuesday, May 11, 2021;



**MAIL**
Completing, signing and returning your proxy card or voting instruction card so that it is received before the polls close on Wednesday, May 12, 2021; or



**IN-PERSON**

Whether you are a shareholder of record or hold your shares in "street name," you may participate in and vote online at the 2021 Annual Meeting. You will need to enter your 16-digit control number (included in your Notice, your proxy card or the voting instructions that accompanied your proxy materials) to vote your shares at the 2021 Annual Meeting. Instructions on how to attend the 2021 Annual Meeting live over the Internet, and how to vote your shares during the 2021 Annual Meeting, are posted at www.virtualshareholdermeeting.com/LH2021. Shareholders with questions regarding how to attend and participate in the 2021 Annual Meeting live over the Internet, and how to vote during the 2021 Annual Meeting, may call 1-855-449-0991 on the 2021 Annual Meeting date.

You may change your vote or revoke a proxy at any time prior to the 2021 Annual Meeting by:

- Entering new instructions on either the telephone or Internet voting system before 11:59 p.m. Eastern Daylight Time on Tuesday, May 11, 2021.

- Sending a new proxy card with a later date than the previously submitted proxy card. The new proxy card must be received before the polls close at the 2021 Annual Meeting on Wednesday, May 12, 2021.

- Writing to Labcorp at 358 South Main Street, Burlington, North Carolina 27215, Attention: Sandra D. van der Vaart, Secretary. Your letter should contain the name in which your shares are registered, the date of the proxy you wish to revoke or change, your new voting instructions, if applicable, and your signature. Your letter must be received before the polls close at the 2021 Annual Meeting on Wednesday, May 12, 2021.

All proxies duly executed and received by Labcorp will be voted in accordance with the instructions provided by the person executing the proxy or, in the absence of any instruction, will be voted in accordance with the Board's recommendations on each proposal. Proxies will have the discretion to vote on any other matters that come before the 2021 Annual Meeting that are not otherwise specified in the Notice.

### Voting by Holders in Street Name

If you hold shares through a bank, broker, or other custodian (referred to as shares held in "street name"), the custodian will provide you with a copy of the Proxy Statement and a voting instruction form. Brokers and other holders of record have discretionary authority to vote shares without instructions from beneficial owners only on matters considered "routine" by the New York Stock Exchange, such as the advisory vote on the selection of the independent auditors. On non-routine matters, such as the election of directors, these banks, brokers, and other holders of record do not have discretion to vote uninstructed shares and thus are not "entitled to vote" on such proposals, resulting in a broker non-vote for those shares. We encourage you to provide voting instructions so that your shares can be counted in the election of directors and the other matters to be considered at the 2021 Annual Meeting.

Even if your shares are held in street name, you may participate in the virtual 2021 Annual Meeting and vote your shares during the meeting by visiting www.virtualshareholdermeeting.com/LH2021, listening to the live webcast and casting your vote online. See "2021 Annual Meeting of Shareholders" for information about participating in the 2021 Annual Meeting.

## Proxy Expenses

Labcorp will bear the expenses to prepare proxy materials and to solicit proxies for the 2021 Annual Meeting. Labcorp expects to reimburse banks, brokers, and other persons for their reasonable, out-of-pocket expenses in handling proxy materials for beneficial owners. Labcorp has also retained Morrow Sodali LLC for solicitation of holders of record as well as non-objecting beneficial owners. Labcorp paid Morrow Sodali LLC a fee of approximately $9,000 for these services, plus reimbursement of expenses. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email or otherwise.

## Results of the 2021 Annual Meeting

The voting results of the 2021 Annual Meeting will be disclosed no later than four business days after the 2021 Annual Meeting in a Current Report on Form 8-K filed with the SEC.

# CORPORATE GOVERNANCE

We have a long-standing commitment to strong governance practices. These practices provide an important framework within which our Board and management pursue the strategic objectives of Labcorp and ensure the Company's long-term vitality for the benefit of our shareholders.

Labcorp is also committed to social and environmental issues. Our commitment to these issues stems from our belief that the measure of a company is not just how well it does, but how it goes about its business, how its people and customers feel about it and the mark it leaves on society. We believe that investments in our people and our communities are another manifestation of our fundamental mission of improving health and improving lives.

In 2020, Labcorp chartered an Environmental, Health and Safety, Social and Governance Steering Committee ("ESG Committee"). The ESG Committee assists our Chief Executive Officer and the Executive Committee in setting our overarching environmental, social, and governance ("ESG") strategy and considers and recommends policies, best practices, and the communication of these policies and practices to align with this strategy. ESG subcommittees have been appointed to engage subject matter experts across the organization and to drive improvement, innovation, and engagement across the enterprise. The Chair of the ESG Committee regularly reports to the Executive Committee and the Board on ESG matters to ensure alignment, consistency, and efficiency on oversight and implementation of all ESG matters.

## Diversity, Equity, and Inclusion

The Company has a diverse workforce with a broad range of unique experiences and talents. The Company believes that the diversity of its employees and inclusive programs contribute to a healthy, productive and respectful work environment. Labcorp has built diversity into its succession planning and talent processes with the goal of informing managers to better understand the actions they can take to create more inclusive teams and capitalize on the diverse skill sets within their organizations.

We have always strived for an inclusive and diverse culture at Labcorp, and we have been recognized externally for our efforts over the years. In 2021, we were recognized for the fourth consecutive year as a *Best Place to Work for LGBTQ Equality*, with a perfect score from Human Rights Campaign's Corporate Equality Index, the nation's premier benchmarking survey and report on corporate policies and practices related to LGBTQ workplace equality. We were also named to FORTUNE® magazine's *2021 List of World's Most Admired Companies*, making the annual list for the third time, as well as the *2020 List of World's Best Employers* and as one of Forbes' 2020 *List of the Best Employers for New Graduates*.

While we have traditionally sought to have a diverse and inclusive working environment, social unrest and the impacts of the pandemic around the world in 2020 provided the Company an opportunity to refocus our efforts to further improve our diversity profile for the benefit of employees, patients, and customers. As part of our refocus, we appointed a Chief Diversity and Inclusion Officer who reports dually to the Chief Executive Officer and the Chief Human Resources Officer. The Chief Diversity and Inclusion Officer also attends the meetings of, and makes regular reports to, the Compensation and Human Capital Committee.

In December 2020, the Compensation and Human Capital Committee established a strategic framework to advance our diversity, equity, and inclusion initiatives. Our three priorities are: (i) empowering inclusive leadership; (ii) building and sustaining a diverse pipeline; and (iii) creating an environment for engagement across Labcorp and in our communities. These priorities have been expanded into leadership objectives for our management.

This year we are in the process of rolling out an unconscious bias training program and we launched the Credible Conversation series, a series available to people leaders to help enable listening sessions to support a diverse and inclusive work environment. Additionally, our employees have engaged through our employee resource groups ("ERGs"), another avenue through which we strive to support inclusiveness and diversity. The employee-led groups are a powerful forum for people who share a common background to connect, create networking opportunities, assist with recruiting activities, and serve as ambassadors within the Company to increase awareness and advocacy. Our ERGs include (i) The Pride Network, which aims to increase the visibility of our LGBTQ+ employees, create connections with allies, and inspire employees to bring their whole selves to work every day, (ii) PULSE, or Promoting Unity through Legacy, Support, and the Empowerment of Black employees, which functions as an internal business partner with a strong focus on the recruitment, retention, and career mobility of Black employees, (iii) the Veteran Employee Resource Group, supporting employees who have served or are currently serving in the military, (iv) EnABLE, or Empowering Abilities Beyond Labels for Everyone, which works to support a disability friendly culture and promote awareness in the workplace, and (v) over 14 Women's networks, with a shared mission of promoting career development, mentorship, and collaboration.

Our commitment to diversity, equity and inclusion, and ESG initiatives more broadly also extends to our relationships with suppliers and third-party partners. We conduct rigorous vendor risk assessment processes to vet for compliance with laws, including data privacy and security, and commitments to human rights. In addition to our focus on maintaining and promoting fundamental human rights in our operations and throughout our supply chain, as discussed in the section "Human Rights" below, we have made a conscious effort to support small, diverse businesses by conducting approximately $1 billion worth of work with small enterprises owned by minorities, women, veterans, and the economically disadvantaged groups in each of 2019 and 2020, an increase of $5 million over 2018.

## Community

We are also focused on social issues outside of the culture and day-to-day operations of the Company, with an enhanced focus in 2020 due to the COVID-19 pandemic.

In July 2020, we announced our participation in *The Fight Is In Us*, a coalition formed to accelerate donations of blood plasma with COVID-19 antibodies. As a result of this program, we performed over 114,000 antibody tests at no charge.

Through our U.S. annual Employee Giving Campaign, donations were made to support the American Cancer Society, American Heart Association, American Diabetes Association, American Red Cross Disaster Relief, United Way, and the National Urban League. The National Urban League was included in 2020 in response to feedback from our employees requesting a charity focused on social and economic justice. The Company and its employees focused their efforts on helping the underserved in 2020 by donating to local food pantries and shelters, supporting educational programs aimed to help provide students and teachers with the resources needed during the pandemic, and supporting a number of patient assistance programs aimed at helping the underserved while they received care. In addition, the Company established the Labcorp Charitable Foundation which supports the Company's strategic mission to improve health and improve lives with contributions focused on health and welfare, education, and community.

## Environmental

We believe investments in the environment and sustainability are part of our mission of improving health and improving lives. In January 2020, we launched, through our energy management provider, a request for proposal to procure 100 percent renewable electricity supply resources for 22 of our locations in Virginia. As a result, we established a 56-month renewable energy agreement in Virginia in January 2020 that is expected to eliminate carbon emissions over the contract term. We also believe that our responsibility towards protecting and investing in our natural resources is a global one. Groundwater is one of the most important water sources in India, accounting for 63 percent of all irrigation water and over 80 percent of rural and urban domestic water supplies, but safe groundwater levels in India are in steep decline. In 2020, Covance by Labcorp partnered with the United Way in India to support rainwater harvesting, or the collection and storage of rainwater from the roofs of buildings to be subsequently used for domestic purposes, in several villages in India.

In 2020, we increased efficiencies in our corporate fleet, including by introducing more hybrid vehicles, and made improvements to our facilities to make them more energy and water efficient. The Company has also participated in the Carbon Disclosure Project since the 2017 reporting period and are using knowledge gained from CDP participation to refine our carbon and energy reduction strategy in the future, including an enterprise-wide carbon reduction goal. Enterprise waste reduction and reclamation, including medical and hazardous waste, is also a priority. Our initiatives focus on reduction, and reclamation of waste with the objective of recovering energy and reducing waste to landfill. We track our annual waste to energy recovery, among other metrics, to ensure our progress in these initiatives.

Our Board has delegated the oversight of our environmental risks and initiatives to our Quality and Compliance Committee.

### Human Rights

We recognize the importance of maintaining and promoting fundamental human rights in our operations and throughout our supply chain, and we operate under principles and guidance derived from the United Nations, the International Labor Organization, and the Organization for Economic Cooperation and Development. Our Quality and Compliance Committee and Compensation and Human Capital Committee have oversight over these risks and report regularly to the Board. The Company operates under policies and programs that (i) promote fair and equitable wages, benefits and other conditions of employment, (ii) recognize employees' right to freedom of association, (iii) provide humane and safe working conditions, (iv) support a work environment that is free from human and sexual trafficking, forced and bonded labor, and unlawful child labor, (v) promote a workplace free of discrimination and harassment, and (vi) address the human rights and environmental issues connected with the mining and trading of conflict minerals.

### Environmental and Social Reporting

We routinely publish a Corporate Responsibility Report, which highlights our commitment to environmental and social responsibility. A copy of our current Corporate Responsibility Report can be found under the "Corporate Governance" section of the "Investors" page on our website. Nothing on our website, including our Corporate Responsibility Report or sections thereof, shall be deemed incorporated by reference into this Proxy Statement.

## Shareholder Engagement

In 2020, we continued our active shareholder engagement program, which included participation by both management and members of our Board, including our Audit Committee Chair. Our outreach to shareholders extends beyond operational results and business strategy; we also engage in outreach efforts to specifically discuss corporate governance, executive compensation, and other matters important to our shareholders. In 2020, we engaged with shareholders that represented more than 80 percent of the Company's outstanding shares, including over 400 virtual one-on-one meetings and calls, to review and receive input on our corporate governance practices and executive compensation program, our performance, our differentiated and innovative solutions, our social and environmental initiatives, our progress in executing on our strategic priorities as a leading global life sciences company, and our response to and the impacts of the COVID-19 pandemic.

We value the input received from our shareholder engagement program. After reviewing the shareholder feedback with management, the Board uses this input as it considers long-term business strategy, executive compensation, corporate governance, and other emerging areas of shareholder concern.

We also consider the outcome of our annual say-on-pay votes when making executive compensation decisions. See "Proposal Two" below for this year's "say-on-pay" proposal. Last year, approximately 88 percent of the shareholders' votes represented at the 2020 Annual Meeting of Shareholders and entitled to vote on this proposal were voted in favor of the proposal. The Compensation and Human Capital Committee believes that this approval by a substantial majority of our shareholders demonstrates strong support for our approach to executive compensation and, as a result, the Compensation and Human Capital Committee continues to evaluate executive compensation using the same clear principles of performance-based compensation.

| Shareholder Engagement In 2020 | |
| --- | --- |
| **Types of Outreach** | **Key Areas of Shareholder Interest** |
| • Healthcare and Investor Conferences and Other Presentations<br><br>• Virtual one-on-one meetings and calls | • Earnings and financial performance<br><br>• Industry dynamics, including the impact of Protecting Access to Medicare Act (PAMA)<br><br>• Compensation practices, specifically pay-for-performance compensation practices<br><br>• Board composition, including a focus on diversity (gender and ethnicity), tenure, overboarding, and refreshment; and cybersecurity, data privacy, and data protection expertise<br><br>• Board focus on meaningful ESG policies and disclosures<br><br>• Enterprise risk management, including cybersecurity risk management<br><br>• Human capital management, including holistic succession planning, recruitment, retention, training and development<br><br>• Our response to and the impacts of the COVID-19 pandemic |

As a result of our shareholder engagement in 2020, we took action that demonstrates our strong commitment to corporate governance:

- *Expanded Shareholder Access*. In July 2020, in response to the shareholder vote for expanded access at last year's annual meeting of shareholders, our Board approved an amendment to our Amended and Restated By-Laws to lower the threshold ownership requirement for shareholders to request that the Board call a special meeting of shareholders from at least 25 percent to at least 10 percent of Labcorp's outstanding voting stock, subject to certain other requirements and procedures set forth in our By-Laws.

- *Enhanced ESG Disclosure*. We reviewed our compliance and ethics program, enterprise risk management process and risk areas, human capital management initiatives, and environmental and sustainability issues during the course of 2020, and focused on enhanced disclosure with respect to these issues in our Corporate Responsibility Report as well as on our website.

- *Increased Focus on Diversity, Equity, and Inclusion*. In December 2020, we amended our Nominating and Corporate Governance Committee Charter to reflect our belief that the skills and characteristics identified by the Committee as required of Board members for the selection of new directors shall reflect the Board's commitment to actively develop a diverse pool of individuals from which director nominees may be

selected. In 2020, we appointed a Chief Diversity and Inclusion Officer that attends the meetings of, and makes regular reports to, the Compensation and Human Capital Committee. In addition, in December 2020, the Compensation and Human Capital Committee adopted a strategic framework to further our diversity, equity, and inclusion initiatives, prioritizing (i) empowering inclusive leadership, (ii) building and sustaining a diverse talent pipeline, and (iii) creating an environment for engagement across the enterprise and in our communities.

- *Prioritizing Supplier Diversity*. We have made a conscious effort to support small, diverse businesses by conducting approximately $1 billion worth of work with small enterprises owned by minorities, women, veterans, and economically disadvantaged groups in each of 2019 and 2020.

- *Commitment to the Environment*. Throughout 2020, we have placed a growing focus on sustainability. Our efforts have included: (i) increased efficiencies in our corporate fleet, including by introducing more hybrid vehicles; (ii) improvements to our facilities to make them more energy and water efficient; (iii) an enterprise-wide carbon reduction goal; and (iv) enterprise medical and hazardous waste reduction and reclamation initiatives.

# CORPORATE GOVERNANCE

- *Commitment to our Communities*. In August 2020, we announced our participation in *The Fight Is In Us,* a coalition formed to accelerate donations of blood plasma with COVID-19 antibodies. In addition, through our U.S. annual Employee Giving Campaign, the Company also made donations to help to support the American Cancer Society, American Heart Association, American Diabetes Association, American Red Cross Disaster Relief, United Way, and the National Urban League.

- *Continued Focus on Cybersecurity*. In 2020, we enhanced our focus on risk-based decision-making and expanded programs designed to assess and address security and data privacy risks of our valued suppliers, outsourced services providers, and other business partners. We also increased data monitoring and protection, including in light of COVID-19 remote working risks and other opportunistic attacks, with innovative technology including advanced analytics, artificial intelligence, and machine learning with the goal of reducing the time to detect, contain, and remediate cyberattacks.

## Board Structure and Independence

| Governance Highlights | | |
|---|---|---|
| **Highly Independent and Diverse Board** | • Nine of our ten director nominees are independent<br><br>• All Board committees are 100% independent<br><br>• Five of our directors, representing 50% of the non-employee directors, are diverse (i.e., female or minorities) | • Directors bring a wide array of qualifications, skills and attributes to our Board; see "Evaluation of Director Candidates" on page 24 |
| **Active Board Refreshment** | • Six of our non-employee directors, representing two-thirds of the directors, joined the Board within the last 8 years<br><br>• New Lead Independent Director in 2019<br><br>• New chair of Compensation and Human Capital Committee in 2019<br><br>• Annual elections of all directors | • Balanced mix of short- and long-tenured non-executive directors; average tenure of 8.2 years<br><br>• Directors of varying ages from 45-72, providing a mix of perspectives<br><br>• Majority voting for election of directors |
| **Strong Lead Independent Director** | • Active Lead Independent Director with a clearly defined role and responsibilities | • New appointment in 2019 |
| **Frequent Executive Sessions** | • Non-employee directors meet regularly without management, led by our Lead Independent Director | • Five executive sessions held in 2020 |
| **Accountability and Engagement** | • Annual election of directors using majority vote standard (no staggered board); plurality standard for contested elections<br><br>• Active shareholder engagement, with regular shareholder outreach on issues including executive compensation and governance<br><br>• Annual self-assessment of performance and effectiveness conducted by the Board and each Committee | • 2020 outreach to shareholders representing over 80% of voting shares, including over 400 meetings and discussions, including discussions with our largest institutional holders<br><br>• The Chair of the Audit Committee participated in the engagement with one of our top institutional investors |
| **Proxy Access** | • Proxy access allows eligible shareholders to submit nominees to be included in the Company's Proxy Statement | |
| **Shareholder Rights** | • Shareholders can act by written consent between meetings | • Shareholders owning 10% of our common stock can call a special meeting of our shareholders in accordance with our By-Laws |
| **Equity Ownership Guidelines** | • 6x annual base salary for our Chairman and CEO | • 3x annual base salary for all executive vice presidents<br><br>• A value of 5x annual director retainer for non-executive directors |
| **Succession Planning** | • The Nominating and Corporate Governance Committee has primary responsibility for CEO and key executive succession planning | • Succession and executive development are discussed with the CEO, as well as without the CEO present in executive sessions |

# CORPORATE GOVERNANCE

| Governance Highlights | | |
|---|---|---|
| **Director Orientation and Development** | • Orientation and training programs for new directors on topics that include strategic plans, financial statements, governance, and key policies and practices | • Continuing education and ongoing training for directors |
| **Risk Management Oversight** | • Board has principal responsibility for oversight of our risk management process, including data security, privacy, and ESG topics | • The Audit, Compensation and Human Capital, Quality and Compliance, and Nominating and Corporate Governance Committees each have responsibility for certain risk areas as outlined under "Board's Role in Risk Management" (page 22) |

## Board Composition

The cornerstone of our governance philosophy is an independent and highly qualified board of directors. All directors are elected annually by a majority of votes cast by shareholders. All Board committees are composed entirely of independent directors.

Labcorp's By-Laws provide for a Board of no fewer than one and no more than fifteen directors and our Corporate Governance Guidelines provide for a Board size ranging from no fewer than nine directors to no more than fifteen directors. There are currently ten members of the Board, and each member is standing for election at the 2021 Annual Meeting. For more details about the nominees for directors and their biographies, please see "Proposal One – Election of Directors" (page 35).

The Board carefully evaluates each incoming director candidate based on selection criteria and overall priorities for Board composition, including the Board's commitment to actively developing a diverse pool of individuals from which director nominees may be selected. The selection criteria are periodically reviewed by the Nominating and Corporate Governance Committee with input from the rest of the directors. As our directors' commitments change, the Board revisits their situations to ensure that their service continues to be in the best interests of the Company and our shareholders. We believe that a range of tenure among Board members coupled with a variety of backgrounds ensures a balanced mix of longer tenured directors with deep perspectives on our business with fresh and diverse perspectives in the boardroom. Six of the nine non-employee director nominees joined the Board within the last eight years.

The following charts provide information on the expected composition of the directors on our Board if the current nominees are elected at the 2021 Annual Meeting.



We expect high standards of ethical conduct from our directors and management as described in our Corporate Governance Guidelines and Code of Conduct and Ethics, both of which are available under the Corporate Governance tab of the Investors page of our website at www.Labcorp.com. We have included some highlights from these principles and a summary of key policies below.

## Board Independence

The Board believes that a substantial majority of its members should be independent, non-employee directors. The Board has established guidelines for determining director independence that are consistent with the current listing standards of the New York Stock Exchange (the "Listing Standards"). In addition, director affiliations and transactions are regularly reviewed to ensure that there are no conflicts or relationships that might impair a director's independence from the Company, senior management and our independent registered accounting firm as defined in the Listing Standards. Other than Mr. Schechter, all of our current Board members and all of the nominees for director qualify as "independent" as defined in the Listing Standards.

## Board Leadership

The Chairman of the Board leads the Board and oversees Board meetings and the delivery of information necessary for the Board's informed decision making. The Chairman also serves as the principal liaison between the Board and our management. The Board determines whether the roles of Chairman and Chief Executive Officer should be separated or combined based on its judgment as to the structure that best serves the interests of the Company at the time. As a general matter, the Board believes that the positions of Chairman and Chief Executive Officer should be held by the same person as this combination has served the Company well by providing unified leadership and direction in the management of the Company, contributing to an effective long-term strategy and delivering superior performance for our shareholders.

Since 2009, the Board has also required that an independent director serve as Lead Independent Director when the Chief Executive Officer also serves as Chairman or the Chairman otherwise is not an independent director. The Lead Independent Director, among other tasks assigned in the Company's Corporate Governance Guidelines, presides at executive sessions of the Board, serves as a liaison between the Chairman and the other directors, and advises the Chairman with respect to the schedule, agenda and information for Board meetings. The Board believes that appointing a Lead Independent Director provides an efficient and effective leadership model for the Company by fostering clear accountability, effective decision-making, alignment on corporate strategy between the Board and management and a cohesive public face for the Company's independent Board members. Mr. Neupert has served as our Lead Independent Director since July 2019 and meets regularly with Mr. Schechter to review Board agendas, operations, and strategic issues discussed with the Board and other matters relating to the Board's oversight functions.

The Board holds executive sessions without Company management and non-independent director participation. These sessions are generally held at each regularly scheduled meeting of the Board and at each special meeting upon the request of a majority of the independent directors attending the special meeting. The Company's Corporate Governance Guidelines provide that the independent directors shall meet on a periodic basis, but no fewer than five times a year on the same day as the regularly scheduled Board meetings. In 2020, Mr. Neupert, in his capacity as the Lead Independent Director, chaired five meetings of the independent and non-employee directors to discuss strategy, compensation, succession planning, and other matters.

## Board Oversight of ESG

The Board has principal responsibility for oversight of ESG topics, including environmental, social, human capital management, and governance, and delegates targeted oversight of specific areas of focus to its standing committees. For example, our Compensation and Human Capital Committee oversees our human capital management risks, and regularly receives diversity, equity, and inclusion updates at its meetings from our Chief Human Resources Officer and our Chief Diversity and Inclusion Officer. Our Quality and Compliance Committee has oversight of our environmental and social risks, and our Nominating and Corporate Governance Committee has oversight of our governance risks. Each committee regularly reports to the full Board.

# Annual Self-Assessment

As part of its commitment to strong governance, the Board conducts an annual self-assessment of its performance and effectiveness. The purpose of the self-assessment is to determine whether the Board and its committees are functioning effectively and to improve the performance of the Board as a unit. The self-assessment process fosters frank exchanges between directors and helps guide suggested changes or additions to committee responsibilities and operations. As part of the assessment, each director completes a detailed questionnaire developed by the Lead Independent Director, and the Lead Independent Director then conducts individual interviews with each director. The Lead Independent Director then leads a discussion of the results of the annual self-assessment with the Nominating and Corporate Governance Committee and separately with the full Board. In addition, each Board committee conducts a similar self-assessment of its performance focused on such committee's key responsibilities. Feedback from the committees' self-assessments is reviewed in the applicable committee and also presented to the full Board for review and discussion. These processes allow for each director to individually reflect on Board and committee effectiveness as well as to discuss performance as a group, providing a meaningful tool to focus on individual and collective areas for improvement.

## Board's Role in Risk Management

The Board oversees management's establishment and maintenance of the Company's risk management processes and regularly receives direct reports from those responsible for the operations of the Company. The Board delegates certain significant functional areas of risk management to the Board's committees. Each committee also conducts its own risk assessment and risk management activities throughout the year, some of which are highlighted in the "Board Committees and Their Functions" section below, and reports its conclusions to the Board. The Board also encourages management to promote a corporate culture that integrates risk management into the Company's corporate strategy and day-to-day business operations in a way that is consistent with the Company's targeted risk profile.



CORPORATE GOVERNANCE

## BOARD OF DIRECTORS

Annually reviews the Company's enterprise risk management process and the comprehensive assessment of key financial, operational, information technology and security, medical and scientific standards of care, and regulatory risks and risks related to the Company's strategic plan, competitive activities, human capital management, and technological developments as well as mitigating factors.

### AUDIT COMMITTEE

- Assesses major financial risk exposures and steps taken by management to address the same
- Reviews risks identified during the internal and external auditors' risk assessment procedures
- Responsible for review of cybersecurity risks, controls and procedures and plans to mitigate cybersecurity risks and respond to data breaches

### COMPENSATION AND HUMAN CAPITAL COMMITTEE

- Reviews compensation plans and practices for consistency with best practices, alignment with the shareholders' interests and support of the Company's objective to attract and retain skilled and talented employees
- Oversees management of risks related to the Company's human capital, including diversity, equity, and inclusion
- Responsible for oversight of our Clawback Policy, which provides the Committee with ability to recoup incentive compensation in light of an accounting restatement caused by material non-compliance, an overpayment of an award based on an accounting error, or officer misconduct

### QUALITY AND COMPLIANCE COMMITTEE

- Responsible for overseeing management of risks relating to quality and compliance including operational, environmental, health and safety
- Oversees risks related to FCPA and data privacy, including evaluating investigation and remediation practices
- Periodically reviews quality and compliance policy development and training

### NOMINATING & CORPORATE GOVERNANCE COMMITTEE

- Manages risks associated with corporate governance policies and practices
- Reviews and addresses risks related to Board and management succession planning

## Cybersecurity Risk Management

The Audit Committee regularly reviews the Company's cybersecurity and other information technology risks, controls, and procedures, including plans to mitigate cybersecurity risks and respond to data breaches. The Audit Committee receives reports at its regularly scheduled meetings from the Chief Information Security Officer and the Chief Information Officer on, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program, and the emerging threat landscape. In addition, the full Board receives briefings from the Chief Information Security Officer and the Chief Information Officer twice per year.

## Compensation Risk Assessment

The Compensation and Human Capital Committee regularly reviews the Company's compensation policies and procedures to ensure that those practices are consistent with emerging best practices, are aligned with the shareholders' interests, and support the Company's objective to attract and retain skilled and talented employees. Throughout the year, management reviews compensation policies, practices, and changes in applicable regulations with the Compensation and Human Capital Committee, including the impact of the Company's pay practices on the Company's risk profile. The Compensation and Human Capital Committee also works directly with its independent compensation consultant, Frederic W. Cook & Co. ("FW Cook"), evaluating the Company's compensation philosophy and objectives to identify potential risks in the Company's pay practices. After reviewing FW Cook's analysis and the Compensation and Human Capital Committee's findings, the Board has concluded that our compensation policies and practices are aligned with the interests of shareholders, appropriately reward pay for performance, and do not create risks that are reasonably likely to have a material adverse effect on the Company.

# Identification and Evaluation of Director Candidates

## Identification of Director Candidates

The Nominating and Corporate Governance Committee recommends a slate of directors to the Board for election by the Company's shareholders at each annual meeting of shareholders and recommends candidates to the Board to fill any vacancies. Members of the Board are encouraged to identify potential candidates and these candidates are regularly reviewed by the committee, which maintains an active list of potential Board candidates. In addition, the committee is authorized to engage professional search firms at the Company's expense to assist with the identification, evaluation and due diligence of potential nominees for the Board. The Nominating and Corporate Governance Committee believes it is important to maintain a Board with diverse experiences and expertise, including industry, operational, scientific and medical experience, financial expertise, global business experience, and executive leadership experience.

Shareholders may also suggest individuals to be considered by the Board as potential nominees for election to the Board. A shareholder may submit an individual for consideration by the Board of Directors in connection with the 2022 Annual Meeting of Shareholders by providing certain information as set forth in the By-Laws, in writing, to the Corporate Secretary of the Company at 358 South Main Street, Burlington, North Carolina 27215. These suggestions for the 2022 Annual Meeting must be received no earlier than the 120th day prior to the anniversary date of the 2021 Annual Meeting (i.e., January 12, 2022) and no later than the 60th day prior to the anniversary date of the 2021 Annual Meeting (i.e., March 13, 2022). Nominees that comply with the foregoing procedures will receive the same consideration as other candidates identified by or to our Nominating and Corporate Governance Committee.

Under the Company's proxy access by-law, eligible shareholders also may submit their own nominations to the Board to be included in the Company's proxy statement for the 2022 Annual Meeting of Shareholders. The By-Laws permit a shareholder, or a group of up to 20 shareholders, owning three percent or more of the Company's outstanding Common Stock continuously for at least three years to nominate and have included in the Company's proxy materials persons for election to the Board constituting up to 20 percent of the Board, provided that the shareholder(s) and the nominee(s) satisfy certain requirements specified in the By-Laws. For a shareholder nominee to be included in the Company's proxy statement for the 2022 Annual Meeting of Shareholders under the proxy access by-law, the information required by the By-Laws must be received by Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215 no earlier than the close of business on the 150th day prior to the anniversary date of the distribution of this proxy statement (i.e., November 3, 2021) and no later than the close of business on the 120th day prior to the anniversary date of the distribution of this proxy statement (i.e., December 3, 2021).

The By-Laws may be obtained free of charge by writing to the Company's Corporate Secretary and are included as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on February 25, 2021.

## Evaluation of Director Candidates

| QUALIFICATIONS AND EXPERIENCE | ANDERSON | BÉLINGARD | DAVIS | GILLILAND | KONG | NEUPERT | PARHAM | SCHECHTER | WENGEL | WILLIAMS |
|---|---|---|---|---|---|---|---|---|---|---|
| Business Strategy Experience | ● | ● | ● |  | ● | ● | ● | ● | ● |  |
| Corporate Finance and M&A | ● | ● | ● | ● | ● | ● | ● | ● |  | ● |
| Corporate Governance Experience | ● | ● | ● | ● | ● | ● | ● | ● |  | ● |
| Executive Leadership Experience | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Healthcare/Clinical Research Background |  | ● |  | ● | ● | ● |  | ● | ● | ● |
| International Experience | ● | ● | ● |  |  | ● | ● | ● | ● | ● |
| Risk Management Experience | ● | ● | ● | ● |  | ● |  | ● | ● | ● |
| Sales and Marketing Background | ● | ● | ● |  |  |  | ● | ● |  |  |
| Talent Management Expertise | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Technology/Cybersecurity Expertise |  |  |  |  |  | ● |  |  |  |  |

When evaluating prospective candidates for director, including those nominated by shareholders, the Nominating and Corporate Governance Committee conducts individual evaluations of the candidates, taking into account the criteria enumerated in the Company's Corporate Governance Guidelines (see description below). Among other things, the Committee considers whether prospective candidates have:

- personal and professional integrity;
- skills and experience to advise the Company regarding its medical, scientific, operational, strategic and governance goals;
- interest, capacity and willingness to serve the long-term interests of the Company's shareholders;
- ability and willingness to devote the required amount of time to the Company's affairs, including attendance at Board and Committee meetings;
- exceptional ability and judgment; and
- freedom from personal and professional relationships that would adversely affect the ability to serve the best interests of the Company and its shareholders.

The Company's Corporate Governance Guidelines provide that the Nominating and Corporate Governance Committee is responsible for reviewing with the Board the appropriate skills and characteristics required of Board members in the context of the Company's business needs and the current composition of the Board. This assessment includes, among other characteristics, diversity, age, background, skills, and expertise in the context of the perceived needs of the Board at the time of such assessment. The Company believes that Board membership should reflect diversity in its broadest sense, including persons diverse in gender, ethnicity, and geography, and actively considers these factors in its analysis of potential nominees. The Board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions, including experience with publicly traded national, international or multinational companies, executive or financial management experience and/or achievement with distinction in their chosen fields. The Board believes that its composition reflects a balance of skills, experiences, diversity and expertise that provides strong and broad oversight, practical experience and strategic vision to the Company.

Director candidates, other than sitting directors, may be interviewed by the Chairman of the Nominating and Corporate Governance Committee, other directors, the Chief Executive Officer and the Corporate Secretary. The results of these interviews, as well as any other materials received by the Nominating and Corporate Governance Committee that it deems relevant, are considered by the Nominating and Corporate Governance Committee in making its recommendation to the Board.

As a part of the Company's continued process of Board renewal and succession planning, the Nominating and Corporate Governance Committee sought to add an additional director to the Board, particularly one who had a similar background, experience, and profile as Ms. Wengel, including with respect to her global executive and public company management expertise. As part of its efforts to identify potential nominees, Board members reached out to peers to request referrals. Ms. Wengel was referred to our Chief Executive Officer as a potential Board member, and after a comprehensive review and based on the recommendation of the Nominating and Corporate Governance Committee, Ms. Wengel was appointed to the Board on March 25, 2021.

## Communications with the Board

Shareholders and interested parties may communicate with the Board, individually or as a group, by submitting written communications to the appropriately addressed Board member(s), c/o Corporate Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215.

All communications with the Board will be reviewed initially by the Corporate Secretary, who will relay all communications to the appropriate director or directors unless the communication is:

- an advertisement or other commercial solicitation or communication;
- obviously frivolous or obscene;
- unduly hostile, threatening, or illegal; or
- related to trivial matters (in which case it will be delivered to the intended recipient for review at the next regularly scheduled Board meeting).

Directors may decide whether any of the communications addressed to their attention should be presented to the full Board, to one or more of its committees or to the Company's management. Each director also has the discretion to determine whether a response to the person sending the communication is appropriate. Any response will be made through the Company's Corporate Secretary in accordance with the Company's policies and procedures and applicable law and regulations relating to the disclosure of information.

The Nominating and Corporate Governance Committee, comprised entirely of independent, non-employee directors, has reviewed and approved the foregoing procedures and is responsible for recommending changes to the procedures as necessary.

## Board Committees and Their Functions

The Board has four standing committees that are each composed entirely of independent directors. The Nominating and Corporate Governance Committee reviews committee and committee chair assignments annually and recommends committee rosters to the full Board after considering factors such as the directors' business and corporate governance experience, their preferences, criteria for specific committee service, and the directors' other responsibilities and scheduling flexibility. While there is no specific requirement for committee refreshment, the Nominating and Corporate Governance Committee will recommend changes that are intended to ensure that the membership of each committee reflects the appropriate mix of tenure, experience, and fresh perspectives. Committee membership shown below is as of March 24, 2021:

| | AUDIT COMMITTEE | COMPENSATION AND HUMAN CAPITAL COMMITTEE | NOMINATING AND CORPORATE GOVERNANCE COMMITTEE | QUALITY AND COMPLIANCE COMMITTEE |
|---|---|---|---|---|
| Kerrii B. Anderson | Chairperson, Financial Expert | | Member | |
| Jean-Luc Bélingard | | Member | | Member |
| Jeffrey A. Davis | Member, Financial Expert | | | Member |
| D. Gary Gilliland | Member | | | Member |
| Garheng Kong | | Chairperson | Member | |
| Peter M. Neupert ✓ | Member, Financial Expert | | Chairperson | |
| Richelle P. Parham | | Member | Member | |
| Adam H. Schechter | | | | |
| R. Sanders Williams | Member | | | Chairperson |
| **Number of 2020 Meetings** | 9 | 4 | 3 | 3 |

| *Chairperson*
| *Member*
| *Financial Expert*
✓ | *Lead Independent Director*

Charters for each of the committees are available under the Corporate Governance tab of the Investors page of the Company's website at www.Labcorp.com. Each committee reviews its respective charter on an annual basis.



## Audit Committee

**MEMBERS**
Ms. Anderson *(Committee Chair, Financial Expert)*,
Mr. Davis *(Financial Expert)*, Dr. Gilliland,
Mr. Neupert *(Financial Expert)*, and Dr. Williams.

**The Audit Committee is responsible for assisting the Board with the following functions:**

- the selection, appointment, compensation and oversight of the work of any independent registered public accounting firm employed by the Company;

- reviewing the qualifications and independence of the Company's independent registered public accounting firm;

- assisting the Board with oversight of the integrity of the financial statements of the Company;

- ensuring that the Company complies with legal and regulatory requirements as they impact the Company's financial statements or reporting systems;

- overseeing the Company's internal audit functions and internal controls, including approving a risk-based internal audit plan and approving the Internal Audit Charter on an annual basis;

- overseeing the Company's management of financial risks, including with respect to risk assessment and risk management;

- reviewing all related party transactions in accordance with the Company's Related Party Transactions Policy;

- producing an Audit Committee report as required by the SEC to be included in the Company's annual proxy statement; and

- regularly reviewing the Company's cybersecurity and other information technology risks, controls and procedures, including the Company's plans to mitigate cybersecurity risks and to respond to data breaches, and regularly receiving reports from, and meeting with, the Chief Information Security Officer and Chief Information Officer to review cybersecurity issues.

The Audit Committee meets regularly and in executive sessions with the Company's independent auditor, management, and the Company's internal auditors. In its meetings with the independent auditor and the internal auditors, the Audit Committee discusses, among other things, the overall scope and plans for their respective audits, the results of their examinations, critical audit matters, and their evaluations of the Company's internal controls.

The Audit Committee constitutes a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has determined that Ms. Anderson, Mr. Davis, and Mr. Neupert are each an "audit committee financial expert" as defined in the SEC's rules. The Board has also determined that Ms. Anderson, Mr. Davis, and Mr. Neupert each have the "accounting or related financial management expertise" required by the Listing Standards.



# Compensation and Human Capital Committee

**MEMBERS**
Dr. Kong *(Committee Chair)*,
Mr. Bélingard, and Ms. Parham

**The Compensation and Human Capital Committee is responsible for assisting the Board with the following functions:**

- reviewing the Company's compensation and benefit policies, procedures and objectives, including any perquisites paid to the CEO and other executive officers and directors;

- performing an annual review of and making recommendations to the full Board regarding the goals and objectives for CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and reviewing the compensation paid to the CEO and other executive officers;

- reviewing and evaluating the compensation paid to the Company's non-employee directors;

- reviewing the CEO's annual report on management development and assisting the Board in overseeing management succession plans;

- monitoring the evolving executive compensation landscape and considering shareholder feedback;

- reviewing and overseeing the Company's incentive compensation and equity plans;

- evaluating the Company's pay practices in relation to the Company's risk profile and compensation philosophy;

- approving and periodically assessing the effectiveness of any policies or plans related to the recoupment of incentive compensation, or "clawback" policies;

- overseeing the Company's policies and strategies related to its culture and human capital management, including diversity, equity, and inclusion;

- producing a Compensation and Human Capital Committee report as required by the SEC to be included in the Company's annual proxy statement; and

- assisting the Board in overseeing development and corporate succession plans for the corporate senior leadership team.



# Nominating and Corporate Governance Committee

**MEMBERS**
Mr. Neupert *(Committee Chair)*, Ms. Anderson,
Dr. Kong, and Ms. Parham

**The Nominating and Corporate Governance Committee is responsible for assisting the Board with the following functions:**

- identifying individuals qualified to become Board members, consistent with criteria approved by the Board and succession planning;

- evaluating and analyzing annually the independence of each member of the Board;

- recommending to the Board the director nominees for the annual meeting of shareholders and the director nominees for each Board Committee;

- reviewing and evaluating any actual or potential conflicts of interest relating to any director that may affect a director's continued service on the Board;

- reviewing and reassessing, on an annual basis, the adequacy of the corporate governance principles of the Company and recommending any proposed changes to the Board for approval; and

- leading the Board in its annual self-assessment.



## Quality and Compliance Committee

**MEMBERS**
Dr. Williams (*Committee Chair*), Mr. Bélingard, Mr. Davis, Dr. Gilliland, and Ms. Wengel

The Quality and Compliance Committee is responsible for assisting the Board in carrying out its oversight responsibility with respect to quality and compliance issues. This oversight responsibility includes ensuring that management adopts and implements policies and procedures that require the Company's employees to act in accordance with high ethical standards, deliver high quality services and comply with healthcare and other legal requirements. The Quality and Compliance Committee is responsible for reviewing the Company's processes intended to assure excellent performance and meet scientific, medical and regulatory quality performance benchmarks.

In furtherance of the foregoing, the Quality and Compliance Committee annually reviews the Company's programs and practices related to scientific, medical and regulatory quality and compliance including a periodic reassessment of the adequacy of:

- the Company's compliance audit plans for monitoring quality and compliance risk areas, including operational, environmental, animal welfare, and health and safety;
- quality and compliance policy development;
- quality and compliance reporting/tracking systems;

- investigation and remediation practices for quality and compliance issues;
- education and training of Company personnel on quality and compliance; and
- quality and compliance function responsibilities, staffing and budget.

Additionally, the Quality and Compliance Committee meets regularly, but no less than annually, with each of the Company's Chief Compliance Officer and Chief Medical Officer and, as necessary, heads of the Company's corporate compliance and quality functions, regarding the implementation and effectiveness of the Company's scientific, medical and regulatory compliance program, and receives and reviews periodic reports regarding, among other things:

- compliance-related activities and on-going compliance training programs;
- the quality assurance activities conducted by the quality functions;
- compliance auditing;
- the results of internal quality audits;

- the status and results of audits, inspections, investigations, and enforcement actions by regulatory authorities;
- any significant deviations observed by the Company's quality functions; and
- the status of any corrective and preventative action plans initiated by those functions.

## Board and Committee Meetings

During 2020, the Board held nine meetings and acted six times by unanimous written consent, and the Board's standing committees held a total of 19 meetings. Overall attendance at Board and committee meetings was approximately 97.5 percent, with all current directors attending 100 percent of regularly scheduled meetings and 90 percent or more of the aggregate of all meetings of the Board and the committees on which he or she served during 2020. In his capacity as the Lead Independent Director, Mr. Neupert chaired five meetings of the independent and non-employee directors on the same days as the regularly scheduled Board meetings. Members of the Board are encouraged to attend our annual meetings and all of the directors who were then serving attended the 2020 Annual Meeting of Shareholders.

## Corporate Governance Policies and Procedures

### Corporate Governance Guidelines

The Board has adopted a set of Corporate Governance Guidelines that address a number of topics, including composition of the Board, director independence, annual self-assessment by the Board and its Committees, retirement of directors and succession planning. The Nominating and Corporate Governance Committee reviews the Corporate

Governance Guidelines on a regular basis and any proposed additions or amendments are submitted to the full Board for its consideration. Shareholders may request a printed copy of the Corporate Governance Guidelines from the Corporate Secretary or access a copy on the Investors page under the Corporate Governance tab of Labcorp's website at www.Labcorp.com.

## Code of Conduct and Ethics

The Board has also adopted a Code of Conduct and Ethics (the "Code") that is applicable to all directors, officers and employees of the Company and its subsidiaries and affiliates. The Code sets forth Company policies and expectations on a number of topics, including but not limited to, conflicts of interest, confidentiality, compliance with laws (including insider trading laws), preservation and use of Company assets, and business ethics. The Code also sets forth procedures for reporting and handling any potential violation of the Code, conflicts of interest and the appearance of any conflict of interest. The Code is regularly reviewed by management, the Audit Committee and the Quality and Compliance Committee and proposed additions or amendments are considered by the full Board. Shareholders may request a printed copy of the Code of Conduct and Ethics from the Corporate Secretary or access a copy under the Corporate Governance tab of the Investors page on Labcorp's website at www.Labcorp.com. In addition, any waivers for directors, officers, and employees of the Company or amendments to the Code will also be posted on Labcorp's website.

## Related Party Transactions

The Board has adopted a Related Party Transaction Policy pursuant to which, and in accordance with its charter, the Board's Audit Committee, or the full Board, is responsible for reviewing and approving the terms and conditions of related party transactions. The Company's directors and key employees, including all members of senior management, complete annual reports disclosing, or certifying the absence of, any related party transactions. The Audit Committee reviews all potential transactions involving related persons (as such transactions are defined by Item 404(a) of Regulation S-K as promulgated by the SEC) before allowing the Company to enter into any such transaction. Based on the Company's review of its transactions, there have been no transactions or proposed transactions considered to be related party transactions since January 1, 2020.

# DIRECTOR COMPENSATION

The Company's director compensation is designed to attract and retain highly qualified, independent directors to represent shareholders on the Board and act in their best interest. The Compensation and Human Capital Committee, which consists solely of independent directors, has primary responsibility for setting our director compensation. FW Cook, the Committee's independent compensation consultant, assists the Compensation and Human Capital Committee in evaluating our director compensation program.

## Elements of Non-Employee Director Compensation

Director compensation is designed to align director compensation with emerging best practices and reflect the Board's belief that director compensation should not depend upon the number of meetings held but rather on the ongoing work and role of the directors throughout the year. The 2020 elements of our non-employee director compensation included the following:

- *Annual Retainer.* An annual retainer of $110,000 was paid to each non-employee director in quarterly installments.

- *Committee Chair Annual Retainer.* The Chair of each standing committee of the Board received an additional retainer, paid on a quarterly basis. The retainer for the Chair of the Audit Committee is $25,000, the retainer for the Chair of the Compensation and Human Capital Committee is $20,000 and the retainers for the Chairs of the Nominating and Corporate Governance Committee and the Quality and Compliance Committee each are $15,000.

- *Lead Independent Director Annual Retainer.* The retainer for the Lead Independent Director is $45,000, paid on a quarterly basis.

- *Equity Compensation.* Each non-employee director who was then serving on the Board received a grant of restricted stock units having a value of approximately $180,000 on February 4, 2020, subject to the requirements of the Company's Director Stock Ownership Program (as further described below). The number of restricted stock units granted was determined by using the closing price of the Company's Common Stock on the grant date ($182.51). The restricted stock units vested fully on February 4, 2021.

  The Company has a policy of granting to each new director that joins the Board equity awards with a prorated amount of the value of the annual award granted to all directors, with a one-year vesting period.

- *Reimbursement of Expenses.* Each director is reimbursed for his or her reasonable out-of-pocket expenses incurred in connection with travel to and from, and attendance at, meetings of the Board or its Committees, as well as for related activities such as director education courses and materials consistent with our policies concerning reimbursement for travel, entertainment and other expenses.

- *Mr. King's Compensation.* As previously disclosed, the Company and Mr. King entered into a transition agreement effective June 30, 2019 in connection with his retirement (the "Transition Agreement"). Pursuant to the Transition Agreement, Mr. King received a salary of $1,000,000 per year for the period beginning January 1, 2020 until he ceased serving as Chairman of the Board or as a Senior Advisor to the Chief Executive Officer, which occurred on July 31, 2020. In accordance with the terms of the Transition Agreement, all of Mr. King's equity awards outstanding as of the date of the Transition Agreement were subject to the Company's Senior Executive Transition Policy (the "Transition Policy") and continued to be eligible for vesting and became exercisable, payable, or eligible for the termination of restrictions, as applicable, on the same terms and conditions as if Mr. King were to remain employed by the Company during the original exercise or vesting period, subject to modifications if necessary to comply with applicable law. On January 1, 2020, Mr. King received a grant of restricted stock units with an aggregate grant date fair value of approximately $6,500,000 and a one-year vesting period, subject to the Transition Policy. Mr. King continued to receive the perquisites he received, and remained eligible to participate generally in the employee benefit plans that he was participating in, at the time the agreement was executed through the period he served as Senior Advisor. Mr. King is subject to indefinite confidentiality and non-disparagement restrictions, two-year post-termination non-competition and non-solicitation covenants, and three-year standstill covenants under the Transition Agreement.

Our non-employee director compensation program is intended to maintain director pay levels with the competitive median of the peer group used for the purposes of director compensation comparisons and broader industry benchmarks. In 2020, FW Cook conducted a study of our non-employee director compensation and confirmed that the directors' cash and equity compensation remained consistent with market practice and as such, recommended no change to the current program.

## Director Stock Ownership Program

Maintaining a significant personal level of stock ownership ensures that each director is financially aligned with the interests of our shareholders. The Board believes that by holding an equity position in the Company, directors demonstrate their alignment with the long-term strategy and initiatives of the Company. Each non-employee director is required to acquire and maintain a number of shares having a value equal to five times that of the annual cash retainer.

For purposes of determining whether the stock ownership requirement is satisfied, a calculation is performed for each director annually as of the business day closest to June 30 of each year (the "Measurement Date"), utilizing the average closing price of the Company's Common Stock for the 90-day period ending on the Measurement Date. For new participants, the stock ownership requirement is initially determined as of the date that the director becomes a participant, utilizing the average closing price of the Company stock for the 90-day period ending on that date.

Until the required level of ownership is met, a director is required to hold 50 percent of any shares of Common Stock acquired upon the lapse of restrictions on any stock grant and upon the exercise of stock options, net of any shares utilized to pay for the exercise price of the option and any tax withholding, if applicable. If a director fails to meet or show progress towards satisfying these requirements, the Compensation and Human Capital Committee may reduce future equity grants to that director. Once satisfied, each director is required to maintain the required level of stock ownership for his or her entire tenure of service on the Board. Each member of our Board is currently in compliance with the director stock ownership program, either through satisfying the required level of ownership, or by satisfying the holding requirement.

## Summary of 2020 Director Compensation

The compensation paid by the Company to the directors for 2020, other than Mr. Schechter, is set forth in the table below. Information on compensation for Mr. Schechter is set forth in the "Executive Compensation" section below (page 71).

| NAME | FEES EARNED OR PAID IN CASH ($)[1] | RESTRICTED STOCK UNIT AWARDS ($)[2] | ALL OTHER ($) | TOTAL ($) |
|---|---|---|---|---|
| Kerrii B. Anderson | $135,000 | $179,955 | $- | $314,955 |
| Jean-Luc Bélingard | $110,000 | $179,955 | $- | $289,955 |
| Jeffrey A. Davis | $110,000 | $179,955 | $- | $289,955 |
| D. Gary Gilliland | $110,000 | $179,955 | $- | $289,955 |
| David P. King[3] | $- | $6,459,704 | $885,476[4] | $7,345,180 |
| Garheng Kong | $130,000 | $179,955 | $- | $309,955 |
| Peter M. Neupert | $170,000 | $179,955 | $- | $349,955 |
| Richelle P. Parham | $110,000 | $179,955 | $- | $289,955 |
| R. Sanders Williams | $125,000 | $179,955 | $- | $304,955 |

(1)  Includes annual retainer payments of $110,000 for each director. Also includes Committee Chair annual retainer payments of $25,000 to Ms. Anderson, $20,000 to Mr. Kong, and $15,000 to Dr. Williams and Mr. Neupert, and $45,000 to Mr. Neupert for serving as Lead Independent Director.

(2)  Amounts represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") for restricted stock units awarded to each director in 2020. For a discussion of the assumptions made in these valuations, see Note 15 to the Company's audited financial statements included within its Annual Report on Form 10-K for the year ended December 31, 2020. The aggregate number of restricted stock units held by each director as of December 31, 2020 was 986, except for Mr. King, who

held 50,558. Amount includes 38,570 restricted stock units granted to Mr. King pursuant to the Transition Agreement entered into between the Company and Mr. King, effective June 30, 2019. There were no unvested non-qualified stock options as of December 31, 2020 with the exception of Mr. King who had 48,534 unvested stock options.

(3) Mr. King, our former Chief Executive Officer, retired from the Board upon the expiration of his term at the 2020 Annual Meeting. He served as a non-executive employee of the Company in the position of Senior Advisor to the Chief Executive Officer until July 31, 2020. Pursuant to the Transition Agreement described above in "Mr. King's Compensation", Mr. King received a grant of restricted stock units with an aggregate grant date fair value of approximately $6,500,000.

(4) Mr. King received $583,333 in connection with his service as Senior Advisor to the Chief Executive Officer, pursuant to the Transition Agreement described above in "Mr. King's Compensation". Amounts also include Company paid 401-K contribution ($14,150), reimbursement of financial services ($14,105), long-term disability premium payment reimbursement ($984), actuarial value of increase in pension ($134,781), deferred compensation earnings ($60,043), security maintenance to Mr. King's personal residence ($3,735); and Mr. King's calculated cost for personal use of the corporate aircraft in 2020 ($74,345), which is calculated using a fixed hourly rate for the aircraft and a fuel variable charge per hour charged to the Company. Mr. King did not receive tax reimbursement for any imputed income associated with personal travel.

(5) The aggregate number of vested and exercisable stock options held by each director as of December 31, 2020 was as follows: Ms. Anderson – 0; Mr. Bélingard – 2,600; Mr. Davis – 0; Dr. Gilliland – 0; Mr. King – 93,066; Dr. Kong – 0; Mr. Neupert – 0; Ms. Parham – 0; and Dr. Williams – 1,300. We ceased granting stock options to non-employee directors in 2013.

# PROPOSAL ONE – ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee and the full Board have nominated each of Kerrii B. Anderson, Jean-Luc Bélingard, Jeffrey A. Davis, D. Gary Gilliland, Garheng Kong, Peter M. Neupert, Richelle P. Parham, Adam H. Schechter, Kathryn E. Wengel and R. Sanders Williams for election at the 2021 Annual Meeting to hold office until the next annual meeting of shareholders or until his or her earlier death, resignation or removal. All nominees have consented to serve, and the Board does not know of any reason why any nominee would be unable to serve. No director nominee is related to any of our other director nominees or executive officers and there are no arrangements or understandings between a director and any other person pursuant to which such person was selected as a director nominee. If a nominee becomes unavailable or unable to serve before the 2021 Annual Meeting, the Board can either reduce its size or designate a substitute nominee. If the Board designates a substitute, your proxy will be voted for the substitute nominee.

Information about each nominee is included below, including details about the nominee's qualifications, skills, and experiences that supported the determination by the Nominating and Corporate Governance Committee and the Board that the person should serve as a director of Labcorp.

## Nominees to the Board of Directors



**AGE**
56

**President and Chief Executive Officer**

**DIRECTOR SINCE**
APRIL 2013

## ADAM H. SCHECHTER
*President and Chief Executive Officer, Chairman*

### PROFESSIONAL HIGHLIGHTS
Adam H. Schechter has served as a director of the Company since April 1, 2013 and as the President and Chief Executive Officer of the Company since November 1, 2019. Prior to that, Mr. Schechter was an Executive Vice President of Merck & Co., Inc., a pharmaceutical company, from 2010 to 2018, where he was a member of Merck's executive committee and pharmaceutical and vaccines operating committee. He served as special advisor to the CEO of Merck from January 2019 to July 2019. He previously served as President of Merck's Global Human Health Division, which includes the company's worldwide pharmaceutical and vaccine businesses from 2010 to 2018. Prior to becoming President, Global Human Health, Mr. Schechter served as President, Global Pharmaceutical Business from 2007 to 2010.

### OTHER RELEVANT EXPERIENCE
- Board Member of Water.org
- Executive Board Member of National Alliance for Hispanic Health

### SKILLS AND QUALIFICATIONS
- Global and U.S.-focused leadership roles, while at Merck, spanning sales, marketing, and managed markets, as well as business and product development
- Deep knowledge of the pharmaceutical and healthcare industries and extensive experience collaborating with many of the industries' key stakeholders to achieve patient-focused outcomes





**AGE**
63

**DIRECTOR SINCE**
MAY 2006

- Audit Committee (Chair) (Financial Expert)
- Nominating and Corporate Governance Committee

# KERRII B. ANDERSON

*Independent Director*

### PROFESSIONAL HIGHLIGHTS

Kerrii B. Anderson has served as a director of the Company since May 17, 2006. Ms. Anderson was Chief Executive Officer of Wendy's International, Inc., a restaurant operating and franchising company, from April 2006 until September 2008, when the company was merged with Triarc. Ms. Anderson served as Executive Vice President and Chief Financial Officer of Wendy's International from 2000 to 2006. Prior to this position, she was Chief Financial Officer, Senior Vice President of M/I Schottenstein Homes, Inc. from 1987 to 2000.

### CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Worthington Industries, Inc.
- Abercrombie & Fitch Co.
- The Sherwin-Williams Company

### PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Chiquita Brands International Inc., Chairwoman
- PF Chang's China Bistro, Inc.

### OTHER RELEVANT EXPERIENCE

- Financial Committee of the Columbus Foundation
- Board of Trustees, Chair of the Finance, and Audit Committee for Ohio Health
- Board of Trustees, Chairwoman of the Audit Committee for Elon University

### SKILLS AND QUALIFICATIONS

- Strong record of leadership in operations and strategy
- Audit committee financial expert with CEO and CFO experience
- Extensive public company board, governance, and audit committee experience
- Extensive financial, mergers and acquisitions, international, talent management, corporate governance and executive compensation experience





**AGE**
72

**DIRECTOR SINCE**
APRIL 1995

- Compensation and Human Capital Committee
- Quality and Compliance Committee

# JEAN-LUC BÉLINGARD

*Independent Director*

## PROFESSIONAL HIGHLIGHTS

Jean-Luc Bélingard has served as a director of the Company since April 28, 1995. Mr. Bélingard serves currently as Operating Advisor to Clayton, Dubilier & Rice, a private equity investment firm, since October 2019. From 2011 to December 2017, Mr. Bélingard served as Chairman and CEO of bioMérieux (Président Directeur Général), the worldwide leader of the IVD microbiology segment and a non-U.S. public company. Mr. Bélingard continues to serve on the board of directors of bioMérieux and as Vice President of Institut Mérieux. Mr. Bélingard retired as Chairman and Chief Executive Officer of Ipsen SA, a diversified French healthcare holding company, on November 22, 2010. He had served in that position since 2002. Prior to this position, Mr. Bélingard was Chief Executive Officer from 1999 to 2001 of bioMérieux-Pierre Fabre, a diversified French healthcare holding company, where his responsibilities included the management of that company's worldwide pharmaceutical and cosmetic business. From 1990 to 1999, Mr. Bélingard was Chief Executive Officer of Roche Diagnostics and a member of the Hoffman La Roche group Executive Committee.

## CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Lupin Limited (India) (non-U.S.)
- bioMérieux SA (France) (non-U.S.)

## OTHER RELEVANT EXPERIENCE

- Director of Transgene SA, an Institut Mérieux company
- Board member of Laboratoire Pierre Fabre S.A., which is owned by The Pierre Fabre Foundation, a government-recognized public organization
- Member of the Advisory Group of Novo Holdings, wholly owned by the Novo Nordisk Foundation.
- Bill and Melinda Gates Foundation CEO Roundtable
- French Federation of Health Industries (Fédération Française des Industries de Santé), previous Chairman
- Conseil National de l'Industrie (C.N.I.) (prior member)

## SKILLS AND QUALIFICATIONS

- Long tenure at Roche, Ipsen and bioMérieux demonstrates valuable business, leadership and management experience, including leading a large healthcare organization with global operations
- Strong strategic, operational and risk management background and international perspective
- Extensive corporate governance experience through service on other public company boards





**AGE**
57

**DIRECTOR
SINCE**
DECEMBER 2019

- Audit
  Committee
  (Financial
  Expert)
- Quality and
  Compliance
  Committee

# JEFFREY A. DAVIS
*Independent Director*

## PROFESSIONAL HIGHLIGHTS

Jeffrey A. Davis has served as a director of the Company since December 1, 2019. Mr. Davis currently serves as the Chief Financial Officer of Qurate Retail Group, a leading retailer and media conglomerate comprised of eight retail brands including QVC, HSN and Zulily, since October 2018. Prior to Qurate Retail Group, Mr. Davis served as Chief Financial Officer of J. C. Penney Company Inc., a retail company, from July 2017 until September 2018. Prior to joining J. C. Penney, Mr. Davis served as Chief Financial Officer of Darden Restaurants, Inc., a restaurant operator, from July 2015 until March 2016 and Chief Financial Officer of the Walmart U.S. segment of Walmart Inc. from January 2014 to May 2015, and in various other positions of increasing responsibility at Walmart U.S. from 2006 to 2013. Mr. Davis' experience also includes nine years in senior executive roles at Lakeland Tours LLC and McKesson Corporation. Mr. Davis holds a bachelor's degree in accounting from the Pennsylvania State University and a master's degree in business administration from the Joseph M. Katz Graduate School of Business at the University of Pittsburgh.

## SKILLS AND QUALIFICATIONS

- Extensive financial management and public company leadership experience as a CFO across multiple industries
- Experience in mergers and acquisitions, capital structure, financial planning, and expertise in management





**AGE**
66

**DIRECTOR SINCE**
APRIL 2014

- Audit Committee
- Quality and Compliance Committee

# D. GARY GILLILAND, M.D., PH.D.
*Independent Director*

## PROFESSIONAL HIGHLIGHTS

D. Gary Gilliland has served as a director of the Company since April 1, 2014. Dr. Gilliland has served as President and Director Emeritus of the Fred Hutchinson Cancer Research Center, a research organization, in Seattle, WA since January 31, 2020. From January 2, 2015 to January 30, 2020, Dr. Gilliland previously served as President and Director of the Fred Hutchinson Cancer Research Center. Prior to that, he was the inaugural Vice Dean and Vice President for Precision Medicine at the University of Pennsylvania Perelman School of Medicine from October 2013 to January 2015, where he was responsible for synthesizing research and clinical-care initiatives across all medical disciplines including cancer, heart and vascular medicine, neurosciences, genetics, and pathology, to create a national model for the delivery of precise, personalized medicine. From 2009 until he joined Penn Medicine in 2013, Dr. Gilliland was Senior Vice President of Merck Research Laboratories and Oncology Franchise Head. At Merck, Dr. Gilliland oversaw first-in-human studies, proof-of-concept trials, and Phase II/III registration trials that included the development of pembrolizumab (anti-PD1) for treatment of cancer, and managed all preclinical and clinical oncology-licensing activities. Prior to joining Merck, Dr. Gilliland was a member of the faculty at Harvard Medical School for nearly 20 years, where he served as Professor of Medicine and a Professor of Stem Cell and Regenerative Biology. He was also an Investigator of the Howard Hughes Medical Institute from 1996 to 2009, Director of the Leukemia Program at the Dana-Farber/Harvard Cancer Center from 2002 to 2009, and Director of the Cancer Stem Cell Program of the Harvard Stem Cell Institute from 2004 to 2009. Dr. Gilliland has a Ph.D. in Microbiology from UCLA and an M.D. from UCSF.

## SKILLS AND QUALIFICATIONS

- Board-certified in Internal Medicine and Fellowship training in Hematology and Oncology, each at Harvard Medical School

- Expertise in cancer genetics and experience working within medical communities ranging from academia to the pharmaceutical industry

- Executive experience in clinical research and healthcare finance and mergers and acquisitions





**AGE**
45

**DIRECTOR SINCE**
DECEMBER 2013

- Compensation and Human Capital Committee (Chair)

- Nominating and Corporate Governance Committee

# GARHENG KONG, M.D., PH.D.

*Independent Director*

## PROFESSIONAL HIGHLIGHTS

Dr. Kong has served as a director of the Company since December 1, 2013. Dr. Kong has been managing partner of HealthQuest Capital, a healthcare-focused investment firm, since he founded HealthQuest Capital in 2012. He was previously a general partner at Sofinnova Capital, a position he held from 2010 to 2013. Before joining Sofinnova, Dr. Kong was a general partner from 2000 to 2010 at Intersouth Partners, a venture capital firm where he was a founding investor or board member for various life science ventures, several of which were acquired by large pharmaceutical companies. Prior to his investing career, Dr. Kong was employed by GlaxoSmithKline, McKinsey & Company, and TherOx. Dr. Kong holds an M.D. and Ph.D. in Biomedical Engineering and an M.B.A. from Duke University.

## CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Venus Concept Inc.
- Alimera Sciences, Inc.
- Strongbridge Biopharma plc, Chairman

## PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Histogenics Corporation
- Avedro, Inc.
- Melinta Therapeutics, Inc.

## OTHER RELEVANT EXPERIENCE

- Duke University Medical Center Board of Visitors

## SKILLS AND QUALIFICATIONS

- Knowledge and experience in both the healthcare and finance fields
- Executive leadership experience
- Life science-related venture capital experience
- Corporate governance expertise through service on public company boards





**AGE**
65

**DIRECTOR SINCE**
JANUARY 2013

- Lead Independent Director
- Audit Committee (Financial Expert)
- Nominating and Corporate Governance Committee (Chair)

# PETER M. NEUPERT
*Independent Director*

## PROFESSIONAL HIGHLIGHTS

Peter M. Neupert has served as a director of the Company since January 1, 2013. Mr. Neupert was an Operating Partner at Health Evolution Partners, a health only, middle market private equity firm, from January 2012 until June 2015. Prior to that, Mr. Neupert served as Corporate Vice President of the Microsoft Health Solutions Group from its formation in 2005 to January 2012. Mr. Neupert served on the President's Information Technology Advisory Committee (PITAC), co-chairing the Health Information Technology Subcommittee and helping to drive the "Revolutionizing Health Care Through Information Technology" report, published in June 2004. Mr. Neupert served as the founding President and Chief Executive Officer of drugstore.com from 1998 to 2001 and as Chairman of the board of directors through September 2004.

## CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Adaptive Biotechnologies Corporation, Lead Independent Director

## PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Quality Systems, Inc. (now NextGen Healthcare, Inc.)
- drugstore.com, Chairman

## OTHER RELEVANT EXPERIENCE

- Institute of Medicine's Roundtable on Value & Science-Driven Healthcare, prior Member
- Fred Hutchinson Cancer Research Center, prior Trustee
- Freedom Innovations LLC, prior Director

## SKILLS AND QUALIFICATIONS

- Expertise in health information technology and how to grow shareholder value leveraging business strategies with technology
- Audit committee financial expert
- Corporate governance and business strategy expertise
- Expertise and experience in cybersecurity matters





**AGE**
53

**DIRECTOR SINCE**
FEBRUARY 2016

- Compensation and Human Capital Committee
- Nominating and Corporate Governance Committee

# RICHELLE P. PARHAM

*Independent Director*

## PROFESSIONAL HIGHLIGHTS

Richelle Parham has served as a director of the Company since February 8, 2016. In October 2019, Ms. Parham became a Managing Director of WestRiver Group, which is a collaboration of leading investment firms that provides integrated capital solutions to the global innovation economy with investments focused on technology, life sciences, energy, and experiential sectors. She is currently a Strategic Advisor at Camden Partners, a private equity firm, where she previously served as a General Partner from October 2016 to October 2019. Prior to Camden Partners, Ms. Parham served as Vice President, Chief Marketing Officer of eBay from November 2010 to March 2015. Ms. Parham was responsible, globally, for eBay brand strategy and brand marketing, to reach 108+ million active eBay users, Internet marketing and for customer relationship management. Prior to joining eBay, Ms. Parham served as head of Global Marketing Innovation and Initiatives and head of Global Marketing Services at Visa, Inc. from 2008 to 2010. Her experience also includes 13 years at Digitas, Inc., a leading marketing agency, where she held a variety of senior leadership roles, including senior vice president and general manager of the agency's Chicago office.

## CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Best Buy Co., Inc.
- e.l.f. Beauty, Inc.

## PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Scripps Network Interactive Inc.

## OTHER RELEVANT EXPERIENCE

- Girls Who Code, Advisory Board
- Board of Trustees of Drexel University

## SKILLS AND QUALIFICATIONS

- Extensive senior-level executive experience, including in corporate finance and mergers and acquisitions
- More than 20 years of global strategy and marketing experience, as well as expertise in understanding consumers and the consumer decision journey





**AGE**
55

**DIRECTOR SINCE**
March 2021

- Quality and Compliance Committee

# KATHRYN E. WENGEL

*Independent Director*

### PROFESSIONAL HIGHLIGHTS

Kathryn E. Wengel has served as a director of the Company since March 25, 2021. Ms. Wengel currently serves as the Executive Vice President, Chief Global Supply Chain Officer, and as an Executive Committee member and Executive Officer of Johnson & Johnson, a leading healthcare company, since July 2018. Since joining Johnson & Johnson in 1988, Ms. Wengel has served in various positions of increasing responsibility across the enterprise both in the U.S. and various locations globally, including as the Worldwide Vice President, Chief Supply Chain Officer from March 2014 until July 2018, and as the Company's first Chief Quality Officer from April 2010 until March 2014. Ms. Wengel holds a Bachelor of Science in Civil Engineering and operations research from Princeton University.

### RELEVANT EXPERIENCE

- GS1 Global, Chairman of Board of Directors

- U.S. National Association of Manufacturers, Executive Committee Member

- Advancing Women's Excellence in Supply Chain Operations Management and Education, Advisory Board Member

### SKILLS AND QUALIFICATIONS

- Extensive experience in managing complex supply chains, operations, and quality and compliance

- Knowledge and experience in the healthcare field

- Executive leadership experience

- Advocate and sponsor of several key diversity initiatives





**AGE**
72

**DIRECTOR SINCE**
MAY 2007

- Audit Committee
- Quality and Compliance Committee (Chair)

# R. SANDERS WILLIAMS, M.D.

*Independent Director*

### PROFESSIONAL HIGHLIGHTS

Dr. R. Sanders Williams has served as a director of the Company since May 16, 2007. Dr. Williams currently serves as Vice President for Research and Innovation (interim) of Duke University. He also is President Emeritus of The J. David Gladstone Institutes, a life sciences research organization, since January 1, 2018. Prior to this appointment, he was president of The J. David Gladstone Institutes since November 2009, and he served as Chief Executive Officer of The J. David Gladstone Foundation until December 31, 2018. Dr. Williams also has served as Professor of Medicine at the University of California San Francisco, Professor of Medicine at Duke University, and Senior Advisor for science and technology, Duke University. Dr. Williams served Duke University between 2001 and 2010 as Dean of the School of Medicine, Senior Vice Chancellor, Senior Advisor for International Strategy, and founding Dean of the Duke-NUS Graduate Medical School Singapore.

### CURRENT PUBLIC COMPANY BOARD EXPERIENCE

- Amgen, Inc.

### PREVIOUS PUBLIC COMPANY BOARD EXPERIENCE

- Bristol-Meyers Squibb Company
- President of the Association of University Cardiologists

### OTHER RELEVANT EXPERIENCE

- Research Committee of the American Heart Association, prior Chairman
- Advisory Committee to the Director of the National Institutes of Health, prior Member
- Board of external advisors to the National Heart, Lung and Blood Institute, prior Member
- National Academy of Medicine
- American Association for the Advancement of Science

### SKILLS AND QUALIFICATIONS

- Experience as a physician, biomedical scientist, and executive leader
- Corporate finance, mergers and acquisitions, complex health systems, including international healthcare organizations and delivery systems, and corporate governance experience



# EXECUTIVE OFFICERS

Information regarding each of Labcorp's executive officers and their relevant business experience is summarized below.

### Adam H. Schechter

**President and Chief Executive Officer**

See "Proposal One: Election of Directors" (page 35) for information about Mr. Schechter.

### Lance V. Berberian

**Executive Vice President and Chief Information and Technology Officer**

Lance V. Berberian (58) has served as Executive Vice President and Chief Information and Technology Officer since February 15, 2020. Prior to that he served as Senior Vice President and Chief Information Officer from February 2014. Prior to joining Labcorp, he served as the Chief Information Officer at IDEXX Laboratories, Inc., a global leader in diagnostics and IT solutions for animal health and food and water quality, from 2007 to 2014. Mr. Berberian also served as Chief Information Officer and President of Kellstrom Defense Aerospace Inc., a fully integrated supply chain firm, from 2000 to 2007. Prior to that, he was the Chief Information Officer of Interim HealthCare Inc. from 1997 to 2000. Mr. Berberian serves as a Strategic Advisory Board member for North Carolina State University's Department of Computer Science, on the Advisory Board of the Master of Science in Informatics and Analytics (MSIA) program for University of NC Greensboro, on the University of Chapel Hill's Carolina Health Informatics Program (CHIP) Advisory Board, and on the Board of Trustees at Elon University. Mr. Berberian holds Bachelor's degrees in Business Administration and Information Technology from Thomas Edison State College.

### Brian J. Caveney, M.D.

**Executive Vice President, President, Diagnostics and Chief Medical Officer**

Brian J. Caveney (47) has served as Executive Vice President, President, Diagnostics and Chief Medical Officer since November 5, 2019. Prior to that he served as Senior Vice President and Chief Medical Officer from September 2017. In his role as Chief Medical Officer, he has broad responsibility for the medical and scientific strategy of the enterprise. From 2011 until joining the Company, Dr. Caveney worked at Blue Cross and Blue Shield of North Carolina (Blue Cross NC), a health care insurance provider, and was most recently Chief Medical Officer. In addition to various roles in the Healthcare Division of the core health plan, Dr. Caveney also served as Chief Clinical Officer of Mosaic Health Solutions, a wholly owned subsidiary of Blue Cross NC for strategic investments in diversified health solutions businesses. Prior to joining Blue Cross NC, Dr. Caveney was a practicing physician and assistant professor at Duke University Medical Center and also provided consulting services for several companies in the Research Triangle Park, North Carolina, region. Dr. Caveney holds an M.D. from the West Virginia University School of Medicine, a J.D. from the West Virginia University College of Law and an M.P.H. in health policy and administration from the University of North Carolina at Chapel Hill. He completed his residency at Duke University Medical Center and is board-certified in preventive medicine, with a specialty in occupational and environmental medicine. He is the past President of the Southeastern Atlantic College of Occupational and Environmental Medicine.

# EXECUTIVE OFFICERS

### *Glenn A. Eisenberg*

**Executive Vice President and Chief Financial Officer**

Glenn A. Eisenberg (59) has served as Executive Vice President and Chief Financial Officer since June 2014. Mr. Eisenberg received his Bachelor of Arts degree from Tulane University in 1982 and his Master of Business Administration from Georgia State University in 1988. From 2002 until joining the Company, he served as the Executive Vice President of Finance and Administration and Chief Financial Officer at The Timken Company, a leading global manufacturer of highly engineered bearings and alloy steels and related products and services. Previously, he served as President and Chief Operating Officer of United Dominion Industries, a diversified industrial manufacturer, now a subsidiary of SPX Corporation, after working in several roles in finance, including Executive Vice President and Chief Financial Officer. Mr. Eisenberg has served on the Board of Directors of US Ecology, Inc. (NASDAQ: ECOL) since December 2018, and as a director of Perspecta Inc. (NYSE: PRSP) since May 2019. Mr. Eisenberg served on the Boards of Directors of Family Dollar Stores Inc. until July 2015, where he chaired the Audit Committee; and Alpha Natural Resources Inc. until May 2015, where he was the lead independent director and chaired the Nominating and Corporate Governance Committee.

### *Paul R. Kirchgraber, M.D.*

**Executive Vice President and Chief Executive Officer, Drug Development**

Paul Kirchgraber (59) has served as Executive Vice President and Chief Executive Officer, Drug Development since November 1, 2019. From July 2018 until then, Dr. Kirchgraber served as Senior Vice President and head of Covance's clinical trial testing solutions, and he served as Senior Vice President of Central Laboratories from April 2015 until July 2018. He served as Vice President and General Manager of Americas with Covance Central Laboratories from 2012 until 2015. Prior to that Dr. Kirchgraber served as Vice President Global Laboratory Operations and Medical Affairs with Covance Central Laboratory from 2009 – 2015. Prior to joining the Company, Dr. Kirchgraber also served at Quintiles Laboratories Ltd., a provider of laboratory services, now a part of IQVIA Holdings, Inc., as Vice President and Global Medical Director where he was responsible for oversight of wholly owned laboratories in the U.S., Singapore, South Africa, India, and China and as Senior Director of Laboratory Services/North American Medical Director where he had operational responsibility for laboratory and specimen management departments and was the medical director of the U.S. laboratory. Dr. Kirchgraber received his medical degree from Cornell University and his Master's degree in Business Administration from Binghamton University, and he holds three board certifications from the American Board of Pathology.

### *Mark S. Schroeder*

**Executive Vice President, and President, Diagnostics Laboratory Operations and Global Supply Chain**

Mark Schroeder (60) has served as Executive Vice President and President, Diagnostics Laboratory Operations and Global Supply Chain since November 5, 2019. From March 2016 until then, Mr. Schroeder served as Chief Supply Chain Officer. In that role, he was responsible for Labcorp's global supply chain management function and overseeing Diagnostics and Drug Development supply chain operations around the world. Prior to that role, he served as Senior Vice President, Integrated Genetics, Oncology and Supply Chain Operations from 2014 to 2016. He was the Senior Vice President, Supply Chain Operations prior to that role, a position he held since joining the Company in May 2007. Mr. Schroeder serves on the FedEx Healthcare Industry Advisory Board and on the Flare Capital Industry Advisory Board. Mr. Schroeder holds a Bachelor's degree in Interdisciplinary Engineering and Management from Clarkson University.

### *Judith C. Seltz*

**Executive Vice President and Chief Human Resources Officer**

Judith Seltz (58) has served as Executive Vice President and Chief Human Resources Officer since February 15, 2020. From October 15, 2019 until then, Ms. Seltz served as Senior Vice President and Chief Human Resources Officer. Ms. Seltz previously served as Chief Human Resources Officer at Diversey Inc., a global provider of sustainable hygiene technologies and services, from October 2018 until July 2019. Prior to Diversey, Ms. Seltz was Senior Vice President of

Human Resources for the Global Human Health division of Merck and Co. Inc., a pharmaceutical company, from June 2003 until August 2018. Prior to Merck, she also worked at Hughes Network Systems, LLC, a provider of broadband satellite services, now a wholly owned subsidiary of Hughes Communications, and Aeronautical Radio, Incorporated (ARINC), a provider of transport communications and systems engineering solutions. Ms. Seltz holds a Bachelor of Arts from the University of Richmond and a Master of Administrative Science in Human Resources Management from Johns Hopkins Carey Business School.

### *Amy B. Summy*

**Executive Vice President and Chief Marketing Officer**

Amy B. Summy (55) has served as Executive Vice President and Chief Marketing Officer since March 2, 2020. Prior to joining Labcorp, she was Partner, Marketing & Insights Practice Leader for the Americas for Ernst & Young LLP, a public accounting firm, from February 2018 to February 2020. From January 2013 to January 2018, Ms. Summy was Senior Vice President and Chief Marketing Officer for TE Connectivity Ltd., a technology and manufacturing company, where she built the marketing organization, establishing a digitally centered, customer-driven marketing capability for the company. Prior to that, Ms. Summy was Senior Vice President from July 2011 to December 2012. Ms. Summy also worked for Sapient Corporation, a global services company that provides strategy, marketing, and technology services, and SapientNitro, a segment of Sapient, from 1996 to 2011, where she held executive agency leadership roles including Managing Director and Chief Marketing Officer. Ms. Summy received her Bachelor's degree in Finance from Kent State University and holds a Master's degree in Business Administration from New York University's Stern School of Business. Ms. Summy co-founded and is a Board Member for No More Kids with Cancer, a childhood cancer research nonprofit dedicated to accelerating the discovery of safer, less toxic, and more effective treatments for children with cancer.

### *Sandra D. van der Vaart*

**Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary**

Sandra D. van der Vaart (61) has served as Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary since February 15, 2020. From February 2019 until then, Ms. Van der Vaart served as Senior Vice President, Global General Counsel and Chief Compliance Officer and Corporate Secretary. Prior to that she served as Labcorp's Senior Vice President, Deputy Chief Legal Officer from September 2015 until February 2019 and Senior Vice President, General Counsel and Assistant Secretary from January 2009 until September 2015. Prior to serving in these roles, Ms. van der Vaart served in various other roles within the legal department at the Company beginning in January 2001.

### *Peter J. Wilkinson*

**Senior Vice President and Chief Accounting Officer**

Peter J. Wilkinson (50) has served as Senior Vice President and Chief Accounting Officer since April 2019. From January 2019 until then, Mr. Wilkinson served in the role of Labcorp's Senior Vice President, Accounting. Prior to that, Mr. Wilkinson served as Executive Vice President and Chief Financial Officer of Syneos Health, Inc.'s clinical division, a biopharmaceuticals services organization, from August 2017 to July 2018 and as Senior Vice President and Chief Accounting Officer of INC Research Holdings, Inc., a publicly traded predecessor to Syneos Health, from February 2016 to August 2017. Mr. Wilkinson also previously served as Senior Vice President in the INC Research finance department from April 2014 to February 2016. Prior to his position with INC Research, Mr. Wilkinson worked as a self-employed financial consultant, following earlier positions as the Chief Accounting Officer at Pharmaceutical Product Development, LLC, a clinical research organization, and as an auditor with Deloitte & Touche LLP.

# COMPENSATION DISCUSSION & ANALYSIS

*The Company's executive compensation policies are designed to assist us in attracting and retaining qualified executives by providing competitive levels of compensation that take into account the Company's financial and business performance, execution of the Company's strategic plan, leadership, and operational performance. The Company uses variable compensation to motivate and reward executive performance, as well as to align executive compensation with the Company's actual performance and shareholder returns. In 2020, the Compensation and Human Capital Committee (the "CHC Committee") approved annual incentive payouts to the Named Executive Officers the "NEOs" ranging from 121% to 170% of target, which is consistent with our strong 2020 financial results, as discussed below in the section "2020 Company Performance Highlights," on page 49.*

*In addition, all participants with performance shares, for the three-year measurement period that ended December 31, 2020, earned 114.4% for such performance shares award, which is consistent with our three year adjusted EPS, strong revenues growth, and our consistent total shareholder return.*

*To ensure shareholder input is reflected in our programs, we engage with our shareholders throughout the year to discuss their views on our compensation programs. Over the last five years, our annual advisory vote on executive compensation has averaged support of approximately 93% of the shares voted.*

This Compensation Discussion and Analysis describes the Company's executive compensation program and decisions for 2020. This section details the compensation framework applied by the CHC Committee and, in particular, our compensation philosophy, elements of executive pay, compensation decisions and the link between executive pay and performance. In accordance with the rules of the SEC, the NEOs for 2020 are:

- Adam H. Schechter, President and Chief Executive Officer
- Brian J. Caveney, Executive Vice President, President, Diagnostics and Chief Medical Officer
- Glenn A. Eisenberg, Executive Vice President, Chief Financial Officer

- Paul R. Kirchgraber, Executive Vice President, Chief Executive Officer, Drug Development
- Mark S. Schroeder, Executive Vice President, President, Diagnostics Laboratory Operations and Global Supply Chain

### 2020 Company Performance Highlights

This fiscal year, 2020, was a year of unprecedented challenges, as well as a transformational year for Labcorp. Despite these challenges, the power of our combined Diagnostics and Drug Development segments provided a unique opportunity for the Company to answer the call of our purpose-driven mission of "improving health and improving lives" for our patients, customers, and employees.

Labcorp has been intensely focused on supporting the fight against COVID-19 since the earliest stages of the pandemic. Labcorp increased its global presence as a scientific and technological leader, harnessing its diagnostic and drug development capabilities in fighting the global pandemic on multiple fronts.

On March 5, 2020, the Company became the first commercial laboratory in the U.S. to launch PCR testing for COVID-19, and the Company received Emergency Use Authorization ("EUA") from the U.S. Food and Drug Administration ("FDA") on March 16, 2020, which was the first of a steady series of innovations introduced by the Company to rapidly expand COVID-19 test capacity, options, access, and efficiency. These innovations include:

- the first FDA EUA for an at-home collection kit on its Pixel by Labcorp® platform;
- the first digital COVID-19 service, which is also available through healthcare providers from the Company's Labcorp at Home offering;
- early participation in COVID-19 research projects in collaboration with partners that included Adaptive Biotechnologies, Microsoft, and Pacific Biosciences;
- introduction of new test options to increase test capacity, throughput, and efficiency to maximize use of supplies, including the introduction of a new method to extract RNA from samples using heat and technology; and
- the increased use of robotics and automation in the PCR testing process.

The Company has steadily increased its COVID-19 test capacity, from several thousand PCR tests per day in early March to 275,000 per day by the end of 2020. The Company performed over 31 million PCR tests and nearly 4 million antibody tests in 2020.

From expanding access to COVID testing, conducting clinical trials for treatments and vaccines, partnering on research projects to enhance scientific knowledge, and collaborating with global leaders in developing innovative approaches, Labcorp has played, and will continue to play, a pivotal role in fighting the global health crisis.

In addition, Labcorp has been part of the effort to increase donations of blood plasma with COVID-19 antibodies through its membership in *The Fight Is In Us*. The convalescent plasma was given EUA from the FDA as a potentially promising COVID-19 treatment. As a result of the program, we have performed over 114,000 antibody tests at no charge.

Labcorp delivered a strong performance in 2020, including 21 percent consolidated revenues growth, 90.2 percent diluted EPS growth, and approximately 111.5 percent Adjusted EPS growth. Our management team continues to drive the disciplined execution of our mission to improve health and improve lives by delivering world-class diagnostic solutions, bringing innovative medicines to patients faster and using technology to improve the delivery of care. Our management team has transformed the Company into a leading global life sciences company with employees in approximately 54 countries.

The Company achieved strong operational and financial performance across a broad range of measures in 2020.

- *Revenues*: Full year revenues of $13.98 billion, an increase of 21.0% over last year's $11.55 billion
- *Diluted EPS*: Full year of $15.88, up from $8.35 last year
- *Adjusted EPS*: Full year of $23.94, compared to $11.32 in 2019, an increase of 111.5 percent[1]

(1)    See reconciliation of Adjusted EPS to Diluted EPS on page 50.

### REVENUES AND ADJUSTED EPS EXCLUDING AMORTIZATION: 2010 – 2020



(1)  The full year consolidated results of the Company include Covance as of February 19, 2015; prior to February 19, 2015, these consolidated results exclude Covance.

(2)  Effective January 1, 2018, the Company adopted the FASB-issued converged standard on revenue recognition (ASC 606), using the full retrospective method. The table above presents the Company's restated financial results in 2016 and 2017. The adoption of ASC 606 resulted in higher revenues and lower adjusted EPS in 2016 and 2017. The revenues and adjusted EPS for the years 2010 through 2015 do not reflect the adoption of ASC 606.

(3)  Adjusted EPS, as presented represents adjusted, non-GAAP financial measures. The following is a reconciliation of Diluted EPS to Adjusted Diluted EPS:

|  | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Diluted EPS** | $5.29 | $5.11 | $5.99 | $6.25 | $5.91 | $4.35 | $6.82 | $11.81 | $8.61 | $8.35 | $15.88 |
| Restructuring and other charges | 0.26 | 0.72 | 0.29 | 0.15 | 0.34 | 2.44 | 0.64 | 0.98 | 1.17 | 1.10 | 1.03 |
| Amortization | 0.43 | 0.51 | 0.54 | 0.55 | 0.55 | 1.12 | 1.17 | 1.41 | 1.73 | 1.88 | 2.14 |
| Goodwill and other asset impairments | - | - | - | - | - | - | - | - | - | - | 4.61 |
| Losses (gain) on investments | - | - | - | - | - | - | - | - | 0.04 | (0.16) | 0.28 |
| Loss (gain) on disposition of business | - | 0.03 | - | - | - | - | - | - | (1.10) | 0.13 | 0.01 |
| Loss (gain) on debt refinancing | - | - | - | - | - | - | - | - | - | 0.02 | (0.01) |
| Implementation of tax law change | - | - | - | - | - | - | - | (5.00) | 0.44 | - | - |
| Deferred tax merger revaluation | - | - | - | - | - | - | - | - | 0.08 | - | - |
| Pension settlement charge | - | - | - | - | - | - | - | - | 0.05 | - | - |
| **Adjusted Diluted EPS** | $5.98 | $6.37 | $6.82 | $6.95 | $6.80 | $7.91 | $8.63 | $ 9.20 | $11.02 | $11.32 | $23.94 |

### Shareholder Engagement

Over the last five years, our annual advisory vote on executive compensation has averaged support of approximately 93 percent of the shares voted. Last year, our annual advisory vote on executive compensation received support from approximately 88 percent of the shares represented at the 2020 Annual Meeting of Shareholders and entitled to vote. We consider this level of approval indicative of the support of the vast majority of our shareholders. We remain committed to a compensation program that incentivizes our leaders and aligns with our strategy, the key value drivers of our business and the expectations of our shareholders.

To ensure shareholder input is reflected in our programs, we engage with our shareholders throughout the year to discuss their views on our compensation and corporate governance programs as well as other topics of emerging concern and focus. Since our last annual meeting, we have engaged with holders representing more than 80 percent of our shares outstanding. We strive to increase our engagement with our shareholders, including by involving members of our Board in meetings with our largest shareholders. One key area of discussion with our shareholders is our executive compensation program. Input from our shareholders on compensation is shared with the CHC Committee and discussed as part of the CHC Committee's annual review of our compensation program. Specific comments we have received from investors are discussed with the CHC Committee and reflected in the evolution of our executive compensation program and compensation best practices, as well as our corporate governance practices. Since the Covance acquisition in 2015, our business has continued to transform and evolve and we have made structural changes to our compensation program to place greater emphasis on long-term performance and strengthen alignment with our strategic priorities.

In late 2018, after discussion with our shareholders, the CHC Committee reviewed the long-term incentive design and considered alternative performance metrics to replace or complement EPS growth, revenues and total shareholder return ("TSR"). An array of metrics were considered in light of the Company's strategy and level of acquisition activity, ability of leaders across the enterprise to influence different metrics, context on market practice provided by FW Cook, ability to establish meaningful long-term goals, correlation to long-term shareholder value, and transparency to participants. Based on the strong shareholder support of our program after this comprehensive assessment, the CHC Committee decided to retain the same design and performance metrics for 2020, but to periodically review performance metrics to drive continued alignment with the Company's evolving strategic goals and shareholder expectations.

### Compensation Program Overview and Alignment with Company Performance and Shareholder Interests

Labcorp's executive compensation program is designed to attract, motivate, and retain talented executives in a highly competitive environment. Our executive compensation philosophy is to pay for performance by rewarding the achievement of specific short-term and long-term operational and strategic goals. We believe our executive compensation program discourages unnecessary risk-taking and aligns the interests of our shareholders with the performance of our executives. This program reflects our strong commitment to a results-driven compensation program.

The CHC Committee considers the Company's financial and business performance, execution of the Company's strategic plan, leadership, and operational performance in making compensation decisions. The CHC Committee believes that talent is the key to the daily operating and long-term success of the Company, and has adopted a compensation program to support a pay for performance culture based on (i) attraction, retention, and motivation of top talent, (ii) pay differentiation based on individual, role, business unit, and total company level results, (iii) compensation packages that are market competitive, (iv) fair, equitable, and compliant pay practices that support internal equity, (v) motivating performance and rewarding results that lead to profitable growth over time, and (vi) support of shareholder interests and returns.

COMPENSATION DISCUSSION & ANALYSIS

In support of the Committee's philosophy, our executives' compensation structure is:

- **Focused on performance-based and variable compensation.** Performance-based compensation comprises a significant part of total compensation, with the combined percentage of variable and at-risk compensation highest for our CEO;
- **Long-term performance oriented.** Equity-based compensation comprises the largest part of total compensation and vests over a multi-year period to align the long-term interests of executive officers and shareholders;
- **Sensitive to performance variability.** The size and the realizable values of incentive awards provided to executive officers varies significantly with performance achievements;
- **Benchmarked to industry peers.** Compensation opportunities for executive officers are evaluated against those offered by companies that are in similar industries and are similar in size and scope of operations; and
- **Designed to recognize varying levels of responsibility.** Differences in executive compensation within the Company reflect varying levels of responsibility and/or performance.

The CHC Committee has structured our executive compensation program to align compensation with performance using three key elements of compensation: (i) annual salary; (ii) annual cash incentive pay; and (iii) long-term incentive awards. The CHC Committee sets total target compensation for these three elements to be competitive in relation to the median peer compensation as reflected in data provided by FW Cook, its independent consultant, while continuing to emphasize the variable or at-risk portion of compensation when establishing the mix among these elements.

Approximately 77.5 percent of our CEO's total target compensation was performance-based and at-risk and an additional approximately 13.5 percent of his total target compensation was variable and based on the performance of the Company's stock. We believe the significant portion of total compensation delivered in equity tightly aligns our CEO's performance with the Company's objectives and our shareholder's expectations.

The charts below show the mix of pay elements included in total compensation opportunities for 2020 for our Chief Executive Officer and an average for our other NEOs:

**CEO PAY MIX BASED ON TARGET AWARD OPPORTUNITIES**


CASH
Annual Cash Incentive 23%
Base Salary 9%
Restricted Stock Units 13.5%
Non-Qualified Stock Options 13.5%
Performance Shares 41%
LONG-TERM INCENTIVE STOCK AWARDS
PERFORMANCE BASED AND AT RISK 77.5%

**OTHER NEO PAY MIX BASED ON TARGET AWARD OPPORTUNITIES**


CASH
Annual Cash Incentive 29%
Base Salary 19%
Restricted Stock Units 11%
Non-Qualified Stock Options 8%
Performance Shares 33%
LONG-TERM INCENTIVE STOCK AWARDS
PERFORMANCE BASED AND AT RISK 70%

The Company seeks to achieve outstanding performance for our shareholders through focusing our executives on adjusted operating income, revenues, adjusted EPS, and relative total shareholder return (compared against our peer group). Our compensation program rewards our executives for achieving goals set for these financial measures, as well as provides them a direct incentive to both preserve and create shareholder value and increase the Company's stock price. A substantial majority of the executives' 2020 compensation opportunity was in the form of variable and performance-based awards, including performance-based cash compensation under our annual incentive cash plan (the "MIB Plan"), performance shares, stock options and restricted stock units, all of which provide our executives a strong incentive to drive Company performance and increase shareholder value. Incentive compensation is guided by the following principles:

- the MIB Plan provides payments only if performance goals are met or exceeded;

- payments under the MIB Plan, if any, are based on a mix of Company goals common to all executives and individual strategic goals for each executive in line with the executive's major responsibilities, so that incentive cash payments relate to both Company performance as well as individual performance, and performance goals are tied to specific financial and operational priorities of the Company each year;

- by granting performance shares on overlapping cycles, the Company can adjust multi-year performance goals each year, as appropriate; and

- a significant portion of long-term incentives under the long-term incentive program (60 percent) are earned only if three-year objective performance goals are met.

The CHC Committee believes these programs reflect our strong commitment to a results-driven compensation program and the amounts earned in 2020 by our NEOs reflect this approach. As a result of performance of those goals and after taking into account individual strategic goals, all of our NEOs received an MIB Plan payout above target, ranging from 121 to 170 percent.

Our commitment to paying for performance is demonstrated in the graph below, which shows the total payout of the annual non-equity incentive compensation to the CEO of the Company at the time, for each year from 2016 to 2020. During the three-year period ending in 2020, the Company reported significant growth in revenues, adjusted earnings per share, and stock price, driven by organic growth and disciplined acquisitions.



The graph above shows the cumulative total return assuming an investment of $100 on December 31, 2015 in the Company's common stock as well as our annual MIB Plan payout to our CEO at the time (for the years up to and including 2019, this was our former CEO). The correlation demonstrates the Company's commitment to aligning MIB Plan payouts with performance.

# COMPENSATION DISCUSSION & ANALYSIS

### Strong Compensation Practices

Consistent with the Company's focus on enhancing the alignment of our executive officers' interests with those of our shareholders, the Company's executive compensation program has the following features:

| What We Do | What We Don't Do |
|---|---|
| ✓ Maintain robust stock ownership requirements for executives (6 times base salary for the Chief Executive Officer) | ✕ Allow pledging or hedging Company stock |
| ✓ Cap annual incentive opportunity to discourage inappropriate risk-taking | ✕ Provide tax gross-ups, including on severance or change-in-control payments |
| ✓ Provide only "double trigger" change-in-control provisions | ✕ Use employment agreements except in connection with the hiring of our new Chief Executive Officer |
| ✓ Maintain a robust Clawback Policy that applies to both cash and equity incentives | ✕ Offer excessive change-in-control benefits |
| ✓ Provide annual incentives linked to strategic and objective financial goals | ✕ Pay dividends on unvested performance awards and restricted stock units that are not earned |
| ✓ Provide mix of performance oriented long-term incentives that include performance shares (60 percent of target grant value), non-qualified stock options (20 percent of target grant value), and restricted stock units (20 percent of target grant value) with multi-year vesting | |
| ✓ Conduct annual shareholder outreach to engage on a variety of matters, including compensation | |

### The Role of the CHC Committee

The CHC Committee's oversight responsibilities include the Company's compensation and benefits as well as human capital management, including diversity, equity and inclusion. With respect to the NEOs and other executive officers, the CHC Committee establishes compensation and benefits plans, sets compensation targets and performance goals, and evaluates performance against those plans and goals. The CHC Committee meets throughout the year to review compensation trends, evaluate emerging best practices, and consider changes to the executive compensation programs that align pay with performance and provide our senior management with an incentive to achieve superior financial results for the Company. In determining whether changes to the executive compensation programs are needed, the CHC Committee considers the goals and strategic objectives of the Company, including changes to strategy that should be reflected in the incentive structure of the management team. The CHC Committee also considers the results of prior advisory votes on compensation, direct shareholder input, and feedback from FW Cook in determining changes to the executive compensation program. The CHC Committee approves changes to each component of executive officer compensation, including merit increases in base salary, annual incentive awards, and long-term equity incentive awards.

### Compensation Decisions for our Chief Executive Officer

With regard to compensation decisions for our Chief Executive Officer, the CHC Committee considers the results of his performance assessment, including input from all independent non-employee directors, as well as the Company's financial and business performance. In an executive session, the chair of the CHC Committee led the independent non-employee directors through a review of Mr. Schechter's annual accomplishments, a review and approval of compensation actions recommended by the CHC Committee, and a review of performance objectives for 2020. The Board (except for Mr. Schechter) reviewed and approved the Committee's decisions with respect to Mr. Schechter's compensation. In setting Mr. Schechter's compensation for 2020, the Board and the CHC Committee took into consideration that he assumed the role in November 1, 2019, and his compensation was recently negotiated in connection with his employment agreement in 2019.

### The Role of Management

Annually, the Chief Executive Officer is invited to provide input on the CHC Committee's executive compensation decisions, and for 2020, the CHC Committee delegated to Mr. Schechter the responsibility of determining the individual and strategic goals for the MIB Plan for each of the other NEOs, subject to the approval of the CHC Committee. Mr. Schechter's input and compensation proposals for the other NEOs are based on his assessment of past and expected individual performance and contribution. In addition, the Company's Chief Human Resources Officer, generally attends and participates in meetings of the CHC Committee, and provides input on the design and implementation of the Company's executive compensation program.

### The Role of the Independent Consultant

FW Cook, the CHC Committee's independent compensation consultant, plays an integral role in supporting the CHC Committee in the compensation-setting process, and one or more of its representatives attends the CHC Committee meetings to serve as a resource for the CHC Committee. FW Cook provides insight and advice related to the Company's compensation plans and policies, and provides recommendations based on compensation trends and regulatory and compliance developments. To encourage independent review and discussion of executive compensation matters, the CHC Committee and its chair regularly meet with the independent compensation consultant in executive sessions without management present. The CHC Committee has sole authority to retain or replace the independent compensation consultant. To maintain consultant independence, the CHC Committee's pre-approval is required for all services performed by the independent compensation consultant.

In December 2020, the CHC Committee determined that because it had engaged FW Cook as independent consultant since 2004 it was appropriate to initiate a request for proposal ("RFP") process for independent compensation consultant services. The purpose of the RFP was to ensure that the Company continues to receive comprehensive, expert consulting services, and recommendations for setting executive pay to retain and attract talent to execute the Company's strategic mission. Our current consultant, FW Cook, was invited to respond to the RFP, as were several other companies that provide independent compensation consultant services. After a thorough review process with evaluation of the candidates, the CHC Committee renewed its engagement with FW Cook for independent compensation consultant services in 2021.

In connection with the RFP, the CHC Committee assessed the independence of FW Cook considering, among other factors, the independence factors established by the New York Stock Exchange. Specifically, FW Cook provides no services to the Company or its management other than the services provided to the CHC Committee in its capacity as the Committee's independent adviser on executive compensation matters. FW Cook affirmed that no member of the consulting team has any business or personal relationship with the CEO or any member of the Company's CHC Committee. FW Cook also affirmed that neither FW Cook nor any member of the consulting team serving the Company's CHC Committee owns any stock of the Company. In addition, the CHC Committee evaluated the work of FW Cook and determined that its work raised no conflict of interest, including under applicable New York Stock Exchange factors. Considering all of these factors, the CHC Committee concluded FW Cook was independent.

### Use of Peer Group

In evaluating executive compensation, the CHC Committee considers both absolute performance of the Company and performance relative to an established peer group, as well as the pay practices of that peer group. With input from FW Cook, and recognizing that Labcorp has no directly comparable competitors, the comparative peer group is selected from public companies in the healthcare services industry that are closest to Labcorp in terms of scope of services and are of a similar size in terms of revenue, profitability, free cash flow, market capitalization, enterprise value, net income, operating income margin, and number of employees. Each year, with the support of FW Cook, the CHC Committee reviews the previous year's peer group to ensure it remains valid for benchmarking purposes and adjusts as needed to reflect changes in business strategy and circumstances (*e.g.*, acquisitions). The companies included in the 2020 comparative peer group were:

| | |
|---|---|
| Agilent Technologies, Inc. | Mylan N.V. |
| Baxter International Inc | Owens & Minor, Inc. |
| Becton, Dickinson and Company | Perrigo |
| Boston Scientific Corporation | Quest Diagnostics Incorporated |
| DaVita Healthcare Partners Inc. | Stryker Corporation |
| Henry Schein, Inc. | Thermo Fisher Scientific |
| IQVIA Holdings, Inc. | Zimmer Biomet Holdings, Inc. |
| Mednax | |

Annually, FW Cook prepares a review of competitive total compensation for the Company's executives versus total compensation for similar positions at our peer group companies. FW Cook also utilizes national general industry and life sciences survey data for executives for whom there is insufficient comparable information in the peer company proxy statements. In July 2020, Owens & Minor, Inc. was removed from the peer group as the CHC Committee believes that its size and other certain key financial metrics no longer made it a suitable comparator for Labcorp.

### 2020 Actions

Our executive compensation program focuses on three key elements of compensation: (i) annual salary; (ii) annual cash incentive pay; and (iii) long-term incentive awards. The following chart shows how these elements were used by the CHC Committee in 2020.

| LABCORP—2020 EXECUTIVE COMPENSATION STRUCTURE AND ACTIONS | | |
|---|---|---|
| **BASE SALARY** | Effective July 2020, the CHC Committee approved base salary increases of between 2.0% and 2.5% for all NEOs, except for Mr. Schechter, who did not receive a base salary increase, as further described in the section "Base Salary" below. | |
| **MIB PLAN** | **PERFORMANCE METRICS** | |
| | Consolidated Revenues<br><br>Consolidated Adjusted Operating Income<br><br>Strategic Objectives | Payouts to the CEO and other NEOs under the MIB Plan ranged from 121% to 170% of target performance. |
| **LONG-TERM INCENTIVE (LTI)** | **PERCENT OF LTI** | **PERFORMANCE METRICS** |
| | 60% – Performance Shares | 70% – EPS Growth<br><br>30% – Revenue<br><br>Total Shareholder Return (25% Modifier) | Payouts of 2018-2020 performance share cycle were 114.4% of Target for the NEOs who received awards in 2018. |
| | 20% – Restricted Stock Units | Service During Vesting Period |
| | 20% – Non-qualified Stock Options | Service During Vesting Period |

In addition to the three main elements of our compensation program, we also provide limited perquisites, severance benefits, and post-retirement benefits as part of a standard, competitive compensation package.

### Base Salary

While the CHC Committee generally targets salary levels of the NEOs at the median of the peer group, it retains the flexibility to adjust individual compensation to take into account variations in the individual's job experience and responsibility, including as reviewed and recommended to the CHC Committee by the CEO. Annual changes in base salaries are determined using several factors, including the peer group's practices, our performance, the individual's performance, and increases generally provided to our employees. For Dr. Caveney, Dr. Kirchgraber, and Mr. Schroeder, their recent promotions in November 2019, and the associated base salary increases at that time, were also taken into consideration.

The table below sets forth the base salary changes for the NEOs during 2020, effective July 2020.

| EXECUTIVE | JANUARY 1, 2020 SALARY | JULY 1, 2020 SALARY | PERCENT CHANGE |
|---|---|---|---|
| Mr. Schechter | $1,250,000 | $1,250,000 | -% |
| Dr. Caveney | $500,000 | $510,000 | 2.0% |
| Mr. Eisenberg | $714,000 | $732,000 | 2.5% |
| Dr. Kirchgraber | $600,000 | $612,000 | 2.0% |
| Mr. Schroeder | $500,000 | $510,000 | 2.0% |

Mr. Schechter did not receive an increase in base salary because his salary had recently been set in connection with his appointment to CEO in November 2019. "Mr. Schechter's Employment Agreement" provides additional details regarding Mr. Schechter's compensation.

### Annual Cash Incentive Pay (MIB Plan)

Our MIB Plan is designed to compensate our executives for achieving in-year goals that further the Company's strategy and create shareholder value. Seventy percent of the MIB Plan goals for the NEOs is based on Company financial goals that drive company performance and are aligned with shareholder value, and 30 percent is based on individual strategic goals. Target MIB Plan award amounts for 2020 for the NEOs ranged from 100 percent to 150 percent of their base salaries prior to any annual increase, and generally depend on the role of the executive and competitive market positioning.

**Company Financial Goals (70 percent of the MIB Plan goals)**. For 2020, all of the NEOs shared the following two Company financial goals, which were each weighted at 35 percent for Messrs. Schechter, Eisenberg, and Schroeder and at ten percent each for Dr. Caveney and Dr. Kirchgraber:

- Consolidated Revenues; and
- Consolidated Adjusted Operating Income

The consolidated revenues and adjusted operating income performance measures were selected because they are top-line and bottom-line measures used by the Company and the investment community to evaluate our operating performance and are aligned to shareholder value.

Dr. Caveney had the following two additional business segment financial goals:

- Diagnostics Segment Revenues (25 percent weighting); and
- Diagnostics Segment Adjusted Operating Income (25 percent weighting).

Dr. Kirchgraber had the following three additional business segment financial goals:

- Drug Development Segment Revenues (15 percent weighting);
- Drug Development Segment Net Orders (10 percent weighting).

- Drug Development Segment Adjusted Operating Income (25 percent weighting); and

**Individual Strategic Goals (30 percent of the MIB Plan goals)**. In addition to the shared Company financial goals, each NEO has two individual goals, which were each weighted at 15 percent. These goals are intended to tie individual performance to strategic goals that are expected to contribute to the Company's overall success. Individual strategic goals are measured based on a yes/no outcome (i.e., the goal was either achieved, triggering a 100 percent target payment, or was not achieved, resulting in no payment).

During the course of 2020, in response to the COVID-19 pandemic, one of the individual strategic goals for each NEO was designated as a "team goal" to support the Company's COVID-19 pandemic response. For the team goal, each NEO had individualized components for achievement related to the COVID-19 response. The team goal, on which performance exceeded all expectations, proved valuable in focusing the leadership team on the most significant priorities in taking care of our patients, customers, and employees. The individual strategic goals applicable to each NEO under the MIB Plan for 2020 are discussed below under the heading "Summary of MIB Plan Payments by Executive."

**Setting and Evaluating Performance Targets.** Company financial goals may be achieved by the NEOs at a threshold, target, or superior level. If actual performance for Company financial goals falls between either the threshold and target levels or the target and superior levels, the payouts are interpolated accordingly, using 50 percent of the target opportunity for achievement at threshold, 100 percent of the target opportunity for achievement at target, and up to 200 percent of the target opportunity for achievement at superior. If the threshold level of performance for a particular goal is not achieved, the payout for that goal is zero.

The threshold, target, and superior goals for the revenues and adjusted operating income measures were based on various outcomes considered by the CHC Committee, with the target amounts aligning to the Company's and segment's operating budget approved by the Board. Our 2020 goals took into consideration the Company's and each segment's internal outlook and expectations, and the outlook for 2020 provided to the public markets in early 2020.

At the beginning of 2020, and consistent with prior years, achievement of the Company financial goals related to enterprise and segment performance at the superior level would have resulted in an MIB payout of 150 percent for the metrics related to consolidated and segment revenues. However, in February 2021, the CHC Committee, with the input of its independent compensation consultant, evaluated the NEOs' MIB Plan opportunity in comparison to the opportunity for executive officers at our peer companies. As a result of that review, the CHC Committee determined that it was appropriate to adjust the opportunity for superior performance for consolidated and segment revenues from 150 percent to 200 percent of target going forward for the NEOs and the other employees who participated in the MIB Plan. In light of the extraordinary efforts of the Company's senior management, executives, and employees during the unprecedented challenges of the global pandemic, and the current compensation practices of Labcorp's peers, the CHC Committee determined that it was appropriate to apply that adjustment to 2020 as well.

**Results for 2020 Company and Segment Financial Goals.** The 2020 goals that were common for each of the NEOs and the result for the year for each goal were:

| COMPANY GOALS | THRESHOLD | TARGET | SUPERIOR | 2020 RESULT | ACHIEVEMENT[8] |
|---|---|---|---|---|---|
| Consolidated Revenues[1] | $11,495.4 million | $12,190.2 million | $12,750.9 million | $13,978.9 million | 114.7% |
| Consolidated Adjusted Operating Income[2] | $1,430.3 million | $1,787.9 million | $1,966.7 million | $3,308.3 million | 185.0% |

| LABCORP DIAGNOSTICS SEGMENT BUSINESS | THRESHOLD | TARGET | SUPERIOR | 2020 RESULT | ACHIEVEMENT[8] |
|---|---|---|---|---|---|
| Segment Revenues[3] | $6,726.2 million | $7,132.8 million | $7,460.9 million | $9,250.3 million | 129.7% |
| Segment Adjusted Operating Income[4] | $965.0 million | $1,206.2 million | $1,326.8 million | $2,799.9 million | 232.1% |

| LABCORP DRUG DEVELOPMENT SEGMENT BUSINESS | THRESHOLD | TARGET | SUPERIOR | 2020 RESULT | ACHIEVEMENT[8] |
|---|---|---|---|---|---|
| Segment Revenues[5] | $4,505.3 million | $5,005.9 million | $5,506.5 million | $4,856.4 million | 97.0% |
| Segment Adjusted Operating Income[6] | $587.0 million | $733.7 million | $807.1 million | $693.7 million | 94.5% |
| Segment Net Orders[7] | $5,846.6 million | $6,496.2 million | $7,145.8 million | $7,042.1 million | 108.4% |

(1) Consolidated Revenues represents the Company's consolidated revenues as reported in the Annual Report on Form 10-K for the year ended December 31, 2020, adjusted for foreign currency impact versus budgeted exchange rates.

(2) Consolidated Adjusted Operating Income represents the Company's consolidated adjusted operating income (excluding amortization, restructuring charges, special items, and impairments) as reported in the Company's 2020 earnings release on February 11, 2021, adjusted for foreign currency impact versus budgeted exchange rates.

(3) Labcorp Diagnostics' Segment Revenues represents Labcorp Diagnostics revenues as reported in the Company's 2020 earnings release on February 11, 2021, adjusted for foreign currency impact versus budgeted exchange rates.

(4) Labcorp Diagnostics' Segment Adjusted Operating Income represents Labcorp Diagnostics adjusted operating income as reported in the Company's 2020 earnings release on February 11, 2021, adjusted for foreign currency impact versus budgeted exchange rates.

(5) Labcorp Drug Development's Segment Revenues represents Labcorp Drug Development's revenues as reported in the Company's 2020 earnings release on February 11, 2021, adjusted for foreign currency impact versus budgeted exchange rate.

(6) Drug Development's Segment Adjusted Operating Income represents Labcorp Drug Development's adjusted operating income as reported in the Company's 2020 earnings release on February 11, 2021, adjusted for foreign currency impact versus budgeted exchange rates. For the purposes of calculating the 2020 result for the Segment Adjusted Operating Income, we used $707.6, which represents 96.5 percent of target, which was the amount the Segment Adjusted Operating Income would have been had the CHC Committee not increased the cap on payouts for achievements of the Company financial goals.

(7) Segment Net Orders represents Labcorp Drug Development's reported net orders at actual currency rates.

(8) Percentage achieved as a percentage of the target goal.

# COMPENSATION DISCUSSION & ANALYSIS

### Summary of MIB Plan Payments by Executive

*Mr. Schechter*

As our CEO, Mr. Schechter had an individual strategic goal for 2020 that was focused on the importance of the Company's strategy and a team goal that was based on support for the COVID-19 pandemic response. As a result of the achievements reflected in the table below, including Mr. Schechter's extraordinary leadership of both the Company and within the industry, and his achievements when faced with the challenges of the global COVID-19 pandemic only a few months after his appointment to the role of CEO, Mr. Schechter earned an MIB Plan payout that was 170 percent of his 2020 target opportunity.

*2020 TARGET AND ACTUAL PAYOUT*

| | SALARY AS OF JANUARY 1, 2020 | TARGET % OF BASE SALARY | TOTAL OPPORTUNITY AT TARGET | ACTUAL PAYOUT % OF TARGET | ACTUAL PAYOUT |
|---|---|---|---|---|---|
| Adam H. Schechter | $1,250,000 | 150% | $1,875,000 | 170% | $3,187,500 |

| | | ALLOCATION BY GOAL | INCENTIVE CASH PAYMENT OPPORTUNITY BY GOAL BY LEVEL OF ACHIEVEMENT | | | |
|---|---|---|---|---|---|---|
| | % | GOAL | THRESHOLD | TARGET | SUPERIOR[4] | ACTUAL PAYOUT |
| Company Financial Goals: | 35% | Consolidated Revenues[1] | $328,125 | $656,250 | $1,312,500 | $1,312,500 |
| | 35% | Consolidated Adjusted Operating Income[1] | $328,125 | $656,250 | $1,312,500 | $1,312,500 |
| Team Goal: | 15% | Support for COVID-19 pandemic response[2] | $- | $281,250 | $281,250 | $281,250 |
| Individual Strategic Goal: | 15% | Accelerate Strategy: Articulate a comprehensive company strategy that includes key areas of focus to drive short-term and long-term growth, organizational and culture effectiveness. Roll out strategy across the organization and begin to make tangible progress in strategy achievement[3] | $- | $281,250 | $281,250 | $281,250 |
| | **100%** | | **$656,250** | **$1,875,000** | **$3,187,500** | **$3,187,500** |

(1) *The 2020 results for the Company Financial Goals are set forth in the table above under the heading "Results for 2020 Company and Segment Financial Goals."*

(2) *The CHC Committee determined that this goal was met and approved a payout at target based on the Company's achievement in response to the COVID-19 pandemic.*

(3) *The CHC Committee determined that this goal was met and approved a payout at target based on the development and roll-out of the Company's Five-Pillar Strategy.*

(4) *The team goal and individual strategic goal are achieved at 100 percent target payment measured based on a yes/no outcome; the target values are also included in the superior column to show the highest amount of MIB Plan payout achievable.*

## Dr. Caveney

As Executive Vice President and President, Diagnostics and Chief Medical Officer, Dr. Caveney had an individual strategic goal for 2020 that was based on his responsibility for the "Intensify Focus on our Customers" strategy and a team goal based on support for the COVID-19 pandemic response. As a result of the achievements reflected in the table below, Dr. Caveney earned an MIB Plan payout that was 170 percent of his 2020 target opportunity.

### 2020 TARGET AND ACTUAL PAYOUT

| | SALARY AS OF JANUARY 1, 2020 | TARGET % OF BASE SALARY | TOTAL OPPORTUNITY AT TARGET | ACTUAL PAYOUT % OF TARGET | ACTUAL PAYOUT |
|---|---|---|---|---|---|
| Brian J. Caveney | $500,000[1] | 100% | $500,000 | 170% | $850,000 |

### 2020 RESULTS

| | ALLOCATION BY GOAL | | INCENTIVE CASH PAYMENT OPPORTUNITY BY GOAL BY LEVEL OF ACHIEVEMENT | | | |
|---|---|---|---|---|---|---|
| | % | GOAL | THRESHOLD | TARGET | SUPERIOR[4] | ACTUAL PAYOUT |
| Company Financial Goals: | 10% | Consolidated Revenues[1] | $25,000 | $50,000 | $100,000 | $100,000 |
| | 10% | Consolidated Adjusted Operating Income[1] | $25,000 | $50,000 | $100,000 | $100,000 |
| | 25% | Diagnostics Segment Revenues[1] | $62,500 | $125,000 | $250,000 | $250,000 |
| | 25% | Diagnostics Segment Adjusted Operating Income[1] | $62,500 | $125,000 | $250,000 | $250,000 |
| Team Goal: | 15% | Support for COVID-19 pandemic Response[2] | $- | $75,000 | $75,000 | $75,000 |
| Individual Strategic Goal: | 15% | Accelerate Strategy: Drive enterprise initiative to Intensify Focus on our Customers, including complete current state inventory, enumeration and analysis of top customers and non-customers by business unit, customer experience maturity assessment, roadmap, timeline and business case for enhancements to our portfolio[3] | $- | $75,000 | $75,000 | $75,000 |
| TOTAL | 100% | | $175,000 | $500,000 | $850,000 | $850,000 |

(1) The 2020 results for the Company Financial Goals are set forth in the table above under the heading "Results for 2020 Company and Segment Financial Goals."

(2) The CHC Committee determined that this goal was met, and approved a payout at target based on the review of the achievement during the pandemic including: overseeing the Diagnostics research and development team with numerous FDA submissions and launches of NAAT and antibody test techniques; leading commercial efforts to provide access to COVID-19 testing balanced with expected capacity to manage high customer expectations; acting as internal and external spokesperson for our COVID-19 efforts; and collaborating across the enterprise to optimize financial implications of COVID-19.

(3) The CHC Committee determined that this goal was met and approved a payout at target based on the review and discussion of the strategy goals met both for the enterprise and Diagnostics on the "Intensify Focus on our Customers" Strategy.

(4) The team goal and individual strategic goal are achieved at 100 percent target payment measured based on a yes/no outcome; the target values are also included in the superior column to show the highest amount of MIB Plan payout achievable.

# COMPENSATION DISCUSSION & ANALYSIS

*Mr. Eisenberg*

As Chief Financial Officer, Mr. Eisenberg had an individual strategic goal for 2020 that was based on his responsibility for financial management, as well as his responsibility for completing the finance transformation in line with his major responsibilities and a team goal that was based on support for the COVID-19 pandemic response. As a result of the achievements reflected in the table below, Mr. Eisenberg earned an MIB Plan payout that was 170 percent of his 2020 target opportunity.

*2020 TARGET AND ACTUAL PAYOUT*

| | SALARY AS OF JANUARY 1, 2020 | TARGET % OF BASE SALARY | TOTAL OPPORTUNITY AT TARGET | ACTUAL PAYOUT % OF TARGET | ACTUAL PAYOUT |
|---|---|---|---|---|---|
| Glenn A. Eisenberg | $714,000 | 100% | $714,000 | 170% | $1,213,800 |

*2020 RESULTS*

| | | | | INCENTIVE CASH PAYMENT OPPORTUNITY BY GOAL BY LEVEL OF ACHIEVEMENT | | | |
|---|---|---|---|---|---|---|---|
| | ALLOCATION BY GOAL | | | | | | |
| | % | GOAL | THRESHOLD | TARGET | SUPERIOR[4] | ACTUAL PAYOUT |
| Company Financial Goals: | 35% | Consolidated Revenues[1] | $124,950 | $249,900 | $499,800 | $499,800 |
| | 35% | Consolidated Adjusted Operating Income[1] | $124,950 | $249,900 | $499,800 | $499,800 |
| Team Goal: | 15% | Support for COVID-19 pandemic Response[2] | $- | $107,100 | $107,100 | $107,100 |
| Individual Strategic Goal: | 15% | Finance Transformation: Develop design with finance team and outside advisor to streamline and improve enterprise finance, including centralization and forming centers of excellence[3] | $- | $107,100 | $107,100 | $107,100 |
| TOTAL | 100% | | $249,900 | $714,000 | $1,213,800 | $1,213,800 |

(1) The 2020 results for the Company Financial Goals are set forth in the table above under the heading "Results for 2020 Company and Segment Financial Goals."

(2) The CHC Committee determined that this goal was met, and approved a payout at target based on the review of the achievement during the pandemic including: decision support; forecasting; cost reduction; scenario analyses; accounting and capital allocation related actions in response to the pandemic; achievement of tracking COVID-19 related expenses as well as COVID-19 testing revenue and adjusted operating income; securing amendments of debt covenants; supporting pricing strategy and developing cost assessments for COVID-19 related test offerings; and supporting analyses related to CARES Act stimulus fund.

(3) The CHC Committee determined that this goal was met and approved a payout at target based on the selection of an advisor and completion of the design to streamline and improve enterprise finance.

(4) The team goal and individual strategic goal are achieved at 100 percent target payment measured based on a yes/no outcome; the target values are also included in the superior column to show the highest amount of MIB Plan payout achievable.

### *Dr. Kirchgraber*

As Chief Executive Officer, Drug Development, Dr. Kirchgraber had an individual strategic goal for 2020 that was based on Drug Development's organic growth in line with his major responsibilities and a team goal that was based on the support for the COVID-19 pandemic response. As a result of the achievements reflected in the table below, Dr. Kirchgraber earned an MIB Plan payout that was 121 percent of his 2020 target opportunity.

#### *2020 TARGET AND ACTUAL PAYOUT*

| | SALARY AS OF JANUARY 1, 2020 | TARGET % OF BASE SALARY | TOTAL OPPORTUNITY AT TARGET | ACTUAL PAYOUT % OF TARGET | ACTUAL PAYOUT |
|---|---|---|---|---|---|
| **Paul R. Kirchgraber** | $600,000 | 100% | $600,000 | 121% | $724,608 |

#### *2020 RESULTS*

| | ALLOCATION BY GOAL | | INCENTIVE CASH PAYMENT OPPORTUNITY BY GOAL BY LEVEL OF ACHIEVEMENT | | | |
|---|---|---|---|---|---|---|
| | % | GOAL | THRESHOLD | TARGET | SUPERIOR[4] | ACTUAL PAYOUT |
| Company Financial Goals: | 10% | Consolidated Revenues[1] | $30,000 | $60,000 | $120,000 | $120,000 |
| | 10% | Consolidated Adjusted Operating Income[1] | $30,000 | $60,000 | $120,000 | $120,000 |
| | 15% | Drug Development Segment Revenues[1] | $45,000 | $90,000 | $135,000 | $76,557 |
| | 25% | Drug Development Segment Adjusted Operating Income[1] | $75,000 | $150,000 | $300,000 | $142,841 |
| | 10% | Drug Development Net Orders[1] | $30,000 | $60,000 | $90,000 | $85,210 |
| Team Goal: | 15% | Support for COVID-19 pandemic Response[2] | $- | $90,000 | $90,000 | $90,000 |
| Individual Strategic Goal: | 15% | Accelerate Strategy: Drive organic growth by achieving at least one additional top 40 pharma client preferred provider relationship for clinical development and one renewal of preferred provider relationship for clinical trial testing by the end of 2020[3] | $- | $90,000 | $90,000 | $90,000 |
| **TOTAL** | **100%** | | **$210,000** | **$600,000** | **$945,000** | **$724,608** |

*(1) The 2020 results for the Company Financial Goals are set forth in the table above under the heading "Results for 2020 Company and Segment Financial Goals."*

*(2) The CHC Committee determined that this goal was met, and approved a payout at target, based on the review of the achievement during the pandemic including: the formation of a "tiger team" to evaluate and coordinate cross-business unit solutions for COVID-19 clinical trials; increased win rates and new trials; the deployment of three different COVID-19/SARS CoV2 rtPCR assays; implemented and increased capacity for diagnostic rtPCR testing; advanced and supported progress of certain clinical trials and the progress of two specific pharmaceutical company's COVID-19 vaccines; completed Global Care and SnapIoT acquisitions; worked with members of both units to set policies and strategies on return to work, vaccinations, and increasing site capacity among others.*

*(3) The CHC Committee determined that this goal was met and approved a payout at target based on the executive having (i) won two new clinical preferred provider awards and one key renewal, and (ii) obtained two renewals and one expanded access to clinical in clinical trial testing.*

*(4) The team goal and individual strategic goal are achieved at 100 percent target payment measured based on a yes/no outcome; the target values are also included in the superior column to show the highest amount of MIB Plan payout achievable.*

# COMPENSATION DISCUSSION & ANALYSIS

## *Mr. Schroeder*

As Executive Vice President and President, Diagnostics Laboratory Operations and Global Supply Chain, Mr. Schroeder had an individual strategic goal for 2020 that was based on operational matters in line with his major responsibilities and a team goal based on support for the COVID-19 pandemic response. As a result of the achievements reflected in the table below, Mr. Schroeder earned an MIB Plan payout that was 170 percent of his 2020 target opportunity.

### *2020 TARGET AND ACTUAL PAYOUT*

| | SALARY AS OF JANUARY 1, 2020 | TARGET % OF BASE SALARY | TOTAL OPPORTUNITY AT TARGET | ACTUAL PAYOUT % OF TARGET | ACTUAL PAYOUT |
|---|---|---|---|---|---|
| **Mark S. Schroeder** | $500,000 | 100% | $500,000 | 170% | $850,000 |

### *2020 RESULTS*

| | ALLOCATION BY GOAL | | INCENTIVE CASH PAYMENT OPPORTUNITY BY GOAL BY LEVEL OF ACHIEVEMENT | | | |
|---|---|---|---|---|---|---|
| | % | GOAL | THRESHOLD | TARGET | SUPERIOR[4] | ACTUAL PAYOUT |
| Company Financial Goals: | 35% | Consolidated Revenues[1] | $87,500 | $175,000 | $350,000 | $350,000 |
| | 35% | Consolidated Adjusted Operating Income[1] | $87,500 | $175,000 | $350,000 | $350,000 |
| Team Goal: | 15% | Support for COVID-19 pandemic response [2] | $- | $75,000 | $75,000 | $75,000 |
| Individual Strategic Goal: | 15% | Integration: Complete Sourcing and Procurement restructure, including the placement of a Chief Procurement Officer (CPO)[3] | $- | $75,000 | $75,000 | $75,000 |
| | **100%** | | **$175,000** | **$500,000** | **$850,000** | **$850,000** |

(1) The 2020 results for the Company Financial Goals are set forth in the table above under the heading "Results for 2020 Company and Segment Financial Goals."

(2) The CHC Committee determined that this goal was met, and approved a payout at target, based on the successful response to the COVID-19 pandemic including: 31 million COVID-19 tests with average 1-2 days turnaround time; building capacity to 275,000 PCR tests per day; making headway in operational flow between Diagnostics and Drug Development; and building PCR testing capability in the UK and Indianapolis lab.

(3) The CHC Committee determined that this goal was met and approved a payout at target based on review of the progress and staffing activity to date and the completion of the restructured design of the procurement team in 2020.

(4) The team goal and individual strategic goal are achieved at 100 percent target payment measured based on a yes/no outcome; the target values are also included in the superior column to show the highest amount of MIB Plan payout achievable.

## Long-Term Incentive Awards

Long-term incentive awards for 2020 continued to be comprised of a mix of performance share awards (60 percent of target value, based on grant date fair value), time based non-qualified stock options (20 percent of target value, based on the Black-Scholes option pricing model) and restricted stock units (20 percent of target value, based on grant date fair value). Performance share awards vest based on performance at the end of a three-year performance measurement period. Non-qualified stock options and restricted stock units generally vest in equal one-third increments over a three-year period beginning on the first anniversary of the grant date.

In setting 2020 long-term compensation, the CHC Committee determined that a balanced program using performance-based awards, non-qualified stock options, and restricted stock units would achieve all of the following:

- reward stock-price growth;
- deliver performance-based, at-risk compensation through performance shares;
- ensure longer-term business focus through the use of multi-year operational performance goals to determine the number of performance share awards ultimately earned;

- provide retention features through multi-year vesting and the use of stock options and restricted stock units (three-year vesting requirement);
- align interests of executive officers, including the NEOs, with interests of all shareholders; and
- align with emerging practices of the market and peer group data.

The CHC Committee annually evaluates the size of long-term incentive award values so that when combined with base salary and the target MIB Plan payout, the total target pay opportunity is generally aligned with the median of the peer group and/or other applicable market comparisons. The 2020 long-term incentive awards, along with 2020 base salaries and target MIB Plan payouts, yielded target total pay opportunities for all our NEOs within what the CHC Committee considered to be a competitive range of the market median (within a 15 percent range). The CHC Committee retains the flexibility to adjust individual award levels, taking into account variations in the individual's job experience and responsibility, including as reviewed and recommended to the CHC Committee by Mr. Schechter for executives other than himself. These values were selected based on the Company's desire to attract and retain executive talent, the Company's stated objective of placing a greater emphasis on long-term incentives and the CHC Committee's assessment of the Company's performance.

Each year the CHC Committee assesses the appropriateness of the metrics used to determine the actual number of performance shares to be earned, if any, at the end of the next three-year period. This assessment takes into consideration a number of factors including, alignment with long-term business objectives, feedback from shareholders, ability to establish meaningful long-term goals, alignment to shareholder value creation, among others. For the 2020-2022 performance cycle, the CHC Committee determined that EPS growth, revenues growth and TSR remained appropriate because they (i) are critical to the long-term success of the Company, (ii) are transparent to shareholders and the NEOs, (iii) reinforce alignment between the NEOs and shareholders through the TSR modifier, and (iv) create an appropriate balance between profitability and top-line growth, which is important to shareholder value and discourages unnecessary risk taking.

The table below presents an overview of the 2020-2022 performance share awards, which are based on three-year average annual EPS growth, revenues growth measured by three-year cumulative revenue, and total shareholder return relative to our peer group, as follows:

| GOAL | WEIGHTING | THRESHOLD | TARGET | SUPERIOR |
|---|---|---|---|---|
| **EPS GROWTH** (annual) | 70% | 2020: $11.64 2021 & 2022: *2% annual growth rate over the prior year* | 2020: $12.00 2021 & 2022: *5% annual growth rate over the prior year* | 2020: $12.36 2021 & 2022: *8% annual growth rate over the prior year* |
| **REVENUES GROWTH** (3-year cumulative revenue) | 30% | $36.7 billion | $37.9 billion | $39.0 billion |
| **RELATIVE TOTAL SHAREHOLDER RETURN MODIFIER*** | N/A | Bottom 25th Percentile -25% | Between the 26th and 75th Percentile No adjustment | Top 25th Percentile +25% |

\* *If the three-year cumulative relative TSR falls below the 25th percentile of our peer group, the calculated payout of the performance shares will be reduced by 25 percent. If the three-year cumulative relative TSR is above the 75th percentile, the calculated payout of the performance shares will be increased by 25 percent.*

Details related to the grant size for each NEO can be found in the Grants of Plan-Based Awards table on page 73.

# COMPENSATION DISCUSSION & ANALYSIS

### 2018-2020 Performance Share Awards Earned

We granted performance share awards in 2018 that would be earned only to the extent the stated performance goals over the three-year performance period ending December 31, 2020 were realized. Awards were earned at 114.4 percent of target, and vested on March 27, 2021:

| GOAL | WEIGHTING | THRESHOLD | TARGET | SUPERIOR | 2018-2020 RESULT |
|---|---|---|---|---|---|
| **EPS GROWTH\*** (annual) | 70% | 2018: $11.25<br>2019 & 2020:<br>*2% annual growth rate over the prior year* | 2018: $11.6<br>2019 & 2020:<br>*5% annual growth rate over the prior year* | 2018: $11.95<br>2019 & 2020:<br>*8% annual growth rate over the prior year* | Average annual growth rate for the 3-year period of 42.9% |
| **REVENUES GROWTH** (3-year cumulative revenue) | 30% | $34.9 billion | $35.8 billion | $36.7 billion | $36.9 billion |
| **RELATIVE TOTAL SHAREHOLDER RETURN MODIFIER\*\*** | N/A | Bottom 25th Percentile | 26th-75th Percentile | Top 25th Percentile | 38th Percentile |

\*   The level of achievement was determined separately for each of 2018, 2019 and 2020, and then an average of the achievement levels for these three years was calculated to determine the overall achievement level of the EPS Growth performance criterion for the 2018-2020 performance period. The level of achievement of EPS Growth was based on below threshold in 2018, between threshold and target in 2019, and above superior in 2020.

\*\*  Refers to the percentile among our peer group based on Total Shareholder Return.

The chart below shows the total payout of the performance share awards earned by our NEOs who received grants in each three-year period from 2016 to 2020.



### Equity Grant Practices; Clawback Requirement

Generally, the CHC Committee approves equity grants at the beginning of the year in connection with a regularly scheduled CHC Committee meeting. The equity grants are awarded under the 2016 Omnibus Incentive Plan, pursuant to which the grant date of an award is the date the CHC Committee approves the award, and the price is based on the closing market price on the grant date. The CHC Committee does not time awards with the release of information concerning the Company.

Awards that have been made pursuant to the 2016 Omnibus Incentive Plan are subject to any recoupment policy adopted by the Company to comply with the requirements of any applicable laws. In December 2018, the Board adopted the Clawback Policy, which generally provides for clawback of cash and equity awards upon an Audit Committee or CHC Committee finding, as applicable, of an accounting restatement caused by material non-compliance with any reporting requirement, an overpayment of an award based on an accounting error, or employee misconduct. In addition, awards made under the 2016 Omnibus Incentive Plan may be annulled if the grantee is terminated for cause (as defined in the 2016 Omnibus Incentive Plan or in any other agreement with the grantee).

### Stock Ownership Guidelines

The Board believes that requiring executive management to maintain a significant personal level of stock ownership ensures that each executive officer is financially aligned with the interests of our shareholders. Pursuant to the executive stock ownership program, the stock ownership requirement for each senior executive is determined annually, utilizing the executive's base salary as of the business day closest to June 30 of each year (the "Measurement Date") and the average closing price of the Company's Common Stock for the 90-day period ending on the Measurement Date. For new executive officers, the stock ownership requirement is initially determined as of the date that the person becomes an executive officer, utilizing the executive's base salary as of that date and the average closing price of the Company's Common Stock for the 90-day period ending on that date.

The required level of stock ownership will be adjusted if the executive's position changes and the new position has a different ownership requirement. An executive is required to maintain this level of stock ownership throughout his or her tenure with the Company until near retirement, as explained below. The ownership requirements for each position are:

| POSITION | COMPANY STOCK OWNERSHIP REQUIREMENTS AS A MULTIPLE OF BASE SALARY |
| --- | --- |
| Chief Executive Officer | 6x |
| Executive Vice Presidents | 3x |
| All Other Executive Officers | 1x |

Until the required level of ownership is met, an executive is required to hold 50 percent of any shares of Company Common Stock acquired upon the lapse of restrictions on any stock grant and upon the exercise of stock options, net of taxes and shares used to pay the exercise price. If an executive fails to meet or show progress towards satisfying these requirements, the CHC Committee may reduce future equity grants or other incentive compensation for that executive. Once an executive reaches the age of 62, the ownership requirement is reduced by 50 percent, and once an executive reaches the age of 64, the ownership requirement is reduced by 75 percent. As of December 31, 2020, each of the NEOs was in compliance with the stock ownership guidelines, either through satisfying the required level of ownership, or by satisfying the holding requirement.

# COMPENSATION DISCUSSION & ANALYSIS

## Ban on Pledging and Hedging Transactions

The Company maintains an Insider Trading Policy that prohibits all directors, officers, and employees from pledging and hedging with respect to Company stock, including:

- purchases of Company stock on margin and/or any pledge of Company stock including holding Company stock in a marginable account and/or in any account other than a cash account;

- short sales;

- the buying or selling "puts" or "calls"; and

- other forms of hedging transactions, such as "prepaid variable forwards," "equity swaps," "collars," and "exchange funds".

## Perquisites

The CHC Committee has determined that financial services, long-term disability, a wellness exam allowance and certain security services are appropriate benefits that help ensure that the Company's executives maintain appropriate fiscal and physical health, which contributes to stable executive leadership for the Company. Pursuant to his employment agreement, the Company will pay up to $350,000 in incremental costs for flights for Mr. Schechter to commute between the vicinity of his residence and his primary place of employment in Burlington, North Carolina for the first three years of his employment. Mr. Schechter's employment agreement also provides that he be provided with a car and driver for local commuting and business use. Mr. Schechter will not receive tax reimbursement for any imputed income associated with personal travel. Additional information on the perquisites for Mr. Schechter are set forth below under the section "Mr. Schechter's Employment Agreement – Benefits and Perquisites" on page 82.

While historically the use of corporate aircraft for personal travel has been limited to extraordinary circumstances, pursuant to Mr. Schechter's employment agreement, Mr. Schechter is permitted use of the corporate aircraft for personal travel to promote his safety and security while traveling. In providing this opportunity to Mr. Schechter, the CHC Committee also believed that use of the corporate aircraft for personal as well as business travel would enhance his overall productivity and efficiency. Pursuant to his employment agreement, Mr. Schechter is permitted to use a private aircraft for nonbusiness purposes for an amount not to exceed $150,000 per calendar year.

The CHC Committee believes that the perquisites are appropriate and beneficial to the Company, and there are no tax gross-up payments associated with these perquisites. For more information on perquisites in 2020, including the valuation and amounts, see the "Summary Compensation Table" below.

## Termination and Change-in-Control Payments

The Company adopted a severance program to provide participants financial protection in circumstances involving a qualifying termination, with a higher level of payment if the qualifying termination occurs within three years of a change in control (a "double trigger"). The severance program was comprised of the Amended and Restated Master Senior Executive Severance Plan (the "Amended and Restated Severance Plan") and the Master Senior Executive Change-in-Control Severance Plan (the "Change-in-Control Plan"). During 2020, the Company consolidated the Amended and Restated Severance Plan and the Change-in-Control Plan into a single plan, and made certain other clarifying amendments, effective as of January 1, 2021. The Company adopted and continues to maintain the severance program to provide a competitive benefit necessary to attract and retain executives, and so that in the context of a change in control the executive would consider corporate actions that would benefit shareholders without regard to personal finances.

We believe that the severance program is appropriately structured and consistent with current market practice. For example, the plans provide for severance payments, a portion of which is based on the executive's average actual MIB payout over a three-year period prior to the termination of employment, rather than target, and the plans do not have tax gross-up payments associated with change-in-control payments. For additional information on the termination and change-in-control benefits under the Amended and Restated Severance Plan and the Change-in-Control Plan, see "Potential Payments Upon Termination or Change-in-Control" on page 78.

The 2016 Omnibus Incentive Plan provides that if awards are assumed or substituted in connection with a change in control, only a qualifying termination event will result in accelerated vesting (i.e. "double trigger"). The plan does not provide for any gross-up. We believe these provisions are consistent with current compensation trends.

Additionally, Mr. Eisenberg received a special retention restricted stock award in 2019 that provides for full vesting in the event of certain types of termination. See "Mr. Eisenberg's 2019 Award" below.

Mr. Schechter does not participate in the Amended and Restated Severance Plan or the Change-in-Control Plan. For a discussion of Mr. Schechter's severance arrangements, which are governed by the provisions of his employment agreement, see the section "Mr. Schechter's Severance Arrangements" on page 85.

### Deferred Compensation Plan

In 2001, the Board approved the Deferred Compensation Plan (the "DCP"), under which certain of the Company's executives, including the NEOs, may elect to defer up to 100 percent of their annual cash incentive pay and/or up to 50 percent of their annual base salary and/or eligible commissions subject to annual limits established by the federal government. The deferral limits were based on the CHC Committee's assessment of best practices at the time the DCP was established. The DCP provides executives a tax efficient strategy for retirement savings and capital accumulation without significant cost to the Company. The Company makes no contributions to the DCP. For additional information on the DCP, see "Deferred Compensation Plan" and accompanying table beginning on page 77.

### Retirement Plans

The Company previously adopted a supplemental retirement plan, the Pension Equalization Plan (the "PEP") for executives, including the NEOs who have met the Plan's service requirements. The PEP is an unfunded, non-contributory, non-qualified plan that was designed to provide income continuation benefits at retirement and work in conjunction with the Company's Cash Balance Retirement Plan (the "Cash Balance Plan"), a qualified and funded defined benefit plan available to substantially all employees. The PEP was intended to provide additional retirement benefits to a select group of management employees as an integral part of a total compensation package designed to attract and retain top executive performers. Requirements of participation when the PEP was established included (i) approval of participation by the Chief Executive Officer, (ii) being named as a Senior or Executive Vice President or operating in the capacity of one, or (iii) being named as the President or Chief Executive Officer. Effective January 1, 2010, both the PEP and the Cash Balance Plan were frozen; after that date no new participants have been admitted and no further service credits were awarded to current participants. Mr. Schroeder is the only NEO who participates in these plans.

The Company currently offers a defined contribution retirement savings plan (i.e., 401(k) plan) called the 401(k) Plan. Participation in this plan is available to substantially all eligible US-based employees, including executives. Company contribution information for executives is reflected in the "Summary Compensation Table" below.

# COMPENSATION AND HUMAN CAPITAL COMMITTEE REPORT

The Compensation and Human Capital Committee of the Board of the Company has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation and Human Capital Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K (including through incorporation by reference to this Proxy Statement).

THE COMPENSATION AND HUMAN CAPITAL COMMITTEE

Garheng Kong, Chairperson
Jean-Luc Bélingard
Richelle P. Parham

# EXECUTIVE COMPENSATION

## Summary Compensation Table

The compensation paid, accrued, or awarded during the years ended December 31, 2018, 2019, and 2020 to the Company's NEOs, which include the Company's Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers who were serving as executive officers as of December 31, 2020, is set forth below:

| NAME AND PRINCIPAL POSITION | YEAR | SALARY ($)[1] | BONUS ($)[2] | NON-QUALIFIED STOCK OPTIONS[3] | STOCK AWARDS ($)[3] | NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[4] | CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)[5] | ALL OTHER COMPENSATION ($)[6] | TOTAL ($) |
|---|---|---|---|---|---|---|---|---|---|
| **ADAM H. SCHECHTER** Chief Executive Officer | 2020 | $1,250,000 | | $1,825,313 | $8,039,489 | $3,187,500 | $- | $433,259 | $14,735,561 |
| | 2019 | $208,333 | | $2,966,978 | $1,002,511 | $321,691 | $- | $118,226 | $4,617,739 |
| **BRIAN J. CAVENEY** Executive Vice President President, Diagnostics Chief Medical Officer | 2020 | $505,000 | | $292,210 | $1,283,873 | $850,000 | $- | $10,049 | $2,941,132 |
| | 2019 | $462,600 | | $120,412 | $2,542,569 | $314,274 | $- | $9,805 | $3,449,660 |
| **GLENN A. EISENBERG** Executive Vice President Chief Financial Officer | 2020 | $723,000 | | $504,363 | $2,223,851 | $1,213,800 | $- | $45,347 | $4,710,361 |
| | 2019 | $705,500 | | $399,081 | $6,966,915 | $715,540 | $- | $35,725 | $8,822,761 |
| | 2018 | $686,662 | | $403,747 | $1,666,134 | $621,241 | $- | $52,955 | $3,430,739 |
| **PAUL R. KIRCHGRABER** Executive Vice President, Chief Executive Officer, Drug Development | 2020 | $606,000 | | $292,210 | $1,283,873 | $724,608 | $- | $66,960 | $2,973,651 |
| **MARK S. SCHROEDER** Executive Vice President, President Diagnostics, Laboratory Operations and Global Supply Chain | 2020 | $505,000 | | $292,210 | $1,283,873 | $850,000 | $18,648 | $42,849 | $2,992,580 |
| | 2019 | $406,333 | $250,000 | $120,412 | $1,507,644 | $245,480 | $34,443 | $30,479 | $2,594,791 |

(1) Values reflect the amounts actually paid to the NEOs in each year. Base salary adjustments, if any, typically occur in July of each year. Base salary adjustments are typically not retroactive to the beginning of the year. Mr. Schechter assumed the role of President and Chief Executive Officer, and Dr. Kirchgraber assumed the role of Executive Vice President and Chief Executive Officer, Drug Development, each effective November 1, 2019. Dr. Caveney was appointed to the position of Executive Vice President and President of Diagnostics, and Mr. Schroeder was appointed to the position of Executive Vice President and President, Diagnostics Laboratory Operations and Global Supply Chain, each effective November 5, 2019.

(2) Represents the amounts paid as discretionary bonuses for 2019. In 2019, Mr. Schroeder was paid a discretionary bonus in connection with his role as interim head of the West Division.

(3) Represents the aggregate grant date fair value of options, restricted stock units, and performance shares for each NEO granted during each respective year, computed in accordance with accounting standards for stock-based compensation. The grant date fair value of restricted stock units is based on the closing price of the Common Stock on the applicable grant date. For performance share awards, the grant date fair value is based on a Monte Carlo simulated fair value for the relative (to the 15 peer companies) total shareholder return component of the performance awards. The Monte Carlo simulation model relies upon assumptions including the historical and expected volatility of the Company's stock price and the relevant comparator index, correlation coefficients and interest rates. Assumptions used in these calculations are included on page F-33 of our 2020 Annual Report. For this purpose, performance share awards included in the above totals are valued assuming achievement of the EPS and revenues goals at target, which was the probable outcome determined for accounting purposes at the time of grant. The threshold and superior grant date values of performance share awards granted in 2020 included above are as follows:

| NAME | GRANT DATE VALUE AT THRESHOLD PERFORMANCE ($) | GRANT DATE VALUE AT SUPERIOR PERFORMANCE ($) |
|---|---|---|
| ADAM H. SCHECHTER | $3,059,742 | $10,709,097 |
| BRIAN J. CAVENEY | $488,628 | $1,710,198 |
| GLENN A. EISENBERG | $846,374 | $2,962,210 |
| PAUL R. KIRCHGRABER | $488,628 | $1,710,198 |
| MARK S. SCHROEDER | $488,628 | $1,710,198 |

(4) Represents the amounts earned by each NEO during 2020 pursuant to the Company's MIB Plan.

(5) Represents solely the aggregate change in the actuarial present value of each NEO's accumulated benefit under the Company's pension plans from December 31, 2017 to December 31, 2018, December 31, 2018 to December 31, 2019, and December 31, 2019 to December 31, 2020, respectively. For the assumptions made in the 2020 valuations, see Note 17 to the Company's audited financial statements included within its Annual Report on Form 10-K for the year ended December 31, 2020. These assumptions change from year to year to reflect current market conditions.

(6) Includes the value of the following perquisites: financial services; executive long-term disability premiums; and security and travel, pursuant to the policies in effect for a particular year. Also includes Company 401(k) contributions, which are applicable to all eligible employees. Financial services amounts are based on the actual amounts paid by the Company to its third-party vendor for financial services.

## Perquisites

The table below details the perquisites, including those that exceeded ten percent of the total perquisites, received by the NEOs during 2020, plus the Company contributions into each executive's 401(k) account during 2020.

| NAME | YEAR | FINANCIAL SERVICES[1] | LONG-TERM DISABILITY[1] | SECURITY AND TRAVEL[2] | COMPANY PAID 401-K[3] |
|---|---|---|---|---|---|
| ADAM H. SCHECHTER | 2020 | $20,000 | $1,686 | $403,023 | $8,550 |
| BRIAN J. CAVENEY | 2020 | $- | $1,499 | $- | $8,550 |
| GLENN A. EISENBERG | 2020 | $30,000 | $1,499 | $5,298 | $8,550 |
| PAUL R. KIRCHGRABER | 2020 | $- | $1,499 | $36,943 | $8,550 |
| MARK S. SCHROEDER | 2020 | $30,000 | $1,499 | $- | $11,350 |

(1) Represents the actual cost of the perquisite, which is taxable to the NEO, and for which taxes are not reimbursed by the Company.

(2) The Board instructed each of Messrs. Schechter, Eisenberg, Kirchgraber, Schroeder and Dr. Caveney to take certain actions to enhance their security, which for Mr. Schechter and Dr. Kirchgraber included using a specified company vehicle, and in Mr. Schechter's case resulted in his employment agreement providing that he be provided with a car and driver for local commuting and business use. Rather than disclose a lower amount based on the use of the automobile attributable to what is deemed to be personal use, which is permitted under applicable rules, this column reflects all the costs, both personal and business, incurred by the Company in 2020 for the vehicle used by Mr. Schechter ($30,961) and Dr. Kirchgraber ($22,569). Pursuant to Mr. Schechter's employment agreement, he received a personal travel allowance of up to $150,000 per year, however, he will not receive tax reimbursement for any imputed income associated with personal travel. Mr. Schechter's calculated cost for personal use of the corporate aircraft in 2020 was $59,397, which is calculated using a fixed hourly rate for the aircraft and a fuel variable charge per hour charged to the Company. In addition, pursuant to his employment agreement, for his first three years of employment Mr. Schechter is entitled to flights to commute between the vicinity of his residence and his primary place of employment in Burlington, North Carolina, with an incremental cost to the Company of up to $350,000 per calendar year. Mr. Schechter's calculated cost for commuting travel in 2020 was $257,274. The Company paid the following for security related services: $55,391 for Mr. Schechter; $5,298 for Mr. Eisenberg; and $14,374 for Dr. Kirchgraber. In addition, the Company paid $19,968 for relocation expenses for Dr. Kirchgraber.

(3) Includes the Company Non-Elective Safe Harbor Contribution and Company Discretionary Contribution, which is applicable to all eligible employees.

## Grants of Plan-Based Awards

During 2020, the following restricted stock unit, performance share awards, stock options, and annual cash incentive awards pursuant to the MIB Plan, were made to the NEOs.

| NAME | AWARD TYPE | GRANT DATE | ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] | | | ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2] | | | ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)[3] | EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH) | ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[4] | GRANT DATE FAIR VALUE OF STOCK AWARDS[5] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | THRESHOLD ($) | TARGET ($) | MAXIMUM ($) | THRESHOLD (#)[2] | TARGET (#)[2] | MAXIMUM (#)[2] | | | | |
| **ADAM H. SCHECHTER** | Restricted Stock Units | 2/4/2020 | | | | | | | | | 10,520 | $1,920,005 |
| | Performance Share | 2/4/2020 | | | | 15,780 | 31,560 | 55,230 | | | | $6,119,484 |
| | Stock Options | 2/4/2020 | | | | | | | 45,600 | $182.51 | | $1,825,313 |
| | MIB Plan | 3/31/2020 | $656,250 | $1,875,000 | $3,187,500 | | | | | | | |
| **BRIAN J. CAVENEY** | Restricted Stock Units | 2/4/2020 | | | | | | | | | 1,680 | $306,617 |
| | Performance Share | 2/4/2020 | | | | 2,520 | 5,040 | 8,820 | | | | $977,256 |
| | Stock Options | 2/4/2020 | | | | | | | 7,300 | $182.51 | | $292,210 |
| | MIB Plan | 3/31/2020 | $175,000 | $500,000 | $850,000 | | | | | | | |
| **GLENN A. EISENBERG** | Restricted Stock Units | 2/4/2020 | | | | | | | | | 2,910 | $531,104 |
| | Performance Share | 2/4/2020 | | | | 4,365 | 8,730 | 15,277 | | | | $1,692,747 |
| | Stock Options | 2/4/2020 | | | | | | | 12,600 | $182.51 | | $504,363 |
| | MIB Plan | 3/31/2020 | $249,900 | $714,000 | $1,213,800 | | | | | | | |
| **PAUL R. KIRCHGRABER** | Restricted Stock Units | 2/4/2020 | | | | | | | | | 1,680 | $306,617 |
| | Performance Share | 2/4/2020 | | | | 2,520 | 5,040 | 8,820 | | | | $977,256 |
| | Stock Options | 2/4/2020 | | | | | | | 7,300 | $182.51 | | $292,210 |
| | MIB Plan | 3/31/2020 | $210,000 | $600,000 | $945,000 | | | | | | | |
| **MARK S. SCHROEDER** | Restricted Stock Units | 2/4/2020 | | | | | | | | | 1,680 | $306,617 |
| | Performance Share | 2/4/2020 | | | | 2,520 | 5,040 | 8,820 | | | | $977,256 |
| | Stock Options | 2/4/2020 | | | | | | | 7,300 | $182.51 | | $292,210 |
| | MIB Plan | 3/31/2020 | $175,000 | $500,000 | $850,000 | | | | | | | |

(1)  Amounts represent the range of possible payouts denominated in dollars pursuant to the MIB Plan, as established by the CHC Committee in February 2020 as adjusted in February 2021. Actual amounts paid out pursuant to the plan are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For a discussion of the performance criteria applicable to these awards, see "Compensation Discussion and Analysis – Annual Cash Incentive Pay (MIB Plan)" above.

(2)  Amounts represent the range of estimated potential shares to be earned under performance share awards. The performance share awards vest at the end of three years provided that certain performance metrics are met. For a discussion of the performance criteria applicable to these awards, see "Compensation Discussion and Analysis – Long-Term Incentive Awards" above.

(3)  Amounts represent stock option awards that vest ratably over three years, beginning on the first anniversary of the grant date, based on continued service.

(4)  Amounts represent restricted stock unit awards that vest ratably over three years, beginning on the first anniversary of the grant date, based on continued service.

(5)  Amounts represent the full grant date fair value of restricted stock unit, stock options, and performance share awards as computed in accordance with accounting standards for stock-based compensation, but excluding the effect of estimated forfeitures. The amounts shown in this column will likely vary from the amount actually realized by any NEO based on a number of factors, including the number of shares that ultimately vest, the satisfaction or failure to meet any performance criteria, the timing of any exercise or sale of shares, and the price of the Company's Common Stock. The value for stock options is calculated using the Black-Scholes option pricing model. The value of the performance share awards as of the grant date if they are achieved at the maximum payout is as follows: Mr. Schechter – $10,709,097; Dr. Caveney – $1,710,198; Mr. Eisenberg – $2,962,210; Dr. Kirchgraber— $1,710,198; Mr. Schroeder – $1,710,198.

## Outstanding Equity Awards at Fiscal Year-End

The following table shows, as of December 31, 2020, the number of outstanding stock options, restricted stock units and performance shares held by the NEOs:

| | | OPTION AWARDS | | | | STOCK AWARDS | | | |
|---|---|---|---|---|---|---|---|---|---|
| NAME | GRANT DATE | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE[1] | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE[1] | OPTION EXERCISE PRICE ($) | OPTION EXPIRATION DATE | NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2] | MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[3] | EQUITY INCENTIVE PLAN AWARDS: NUMBER UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[4,5,6] | EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[3] |
| ADAM H. SCHECHTER | 11/01/2019 | 21,700 | 43,400 | $191.51 | 10/31/2029 | | | | |
| | 11/01/2019 | 8,266 | 16,534 | $166.53 | 10/31/2029 | | | | |
| | 2/04/2020 | | 45,600 | $182.51 | 2/03/2030 | | | | |
| | 11/01/2019 | | | | | 4,014 | $817,050 | | |
| | 2/04/2020 | | | | | 10,520 | $2,141,346 | | |
| | 2/04/2020 | | | | | | | 31,560 | $6,424,038 |
| BRIAN J. CAVENEY | 2/12/2018 | 1,800 | 900 | $168.49 | 2/11/2028 | | | | |
| | 2/12/2019 | 1,166 | 2,334 | $146.59 | 2/11/2029 | | | | |
| | 2/04/2020 | | 7,300 | $182.51 | 2/03/2030 | | | | |
| | 2/12/2018 | | | | | 234 | $47,631 | | |
| | 2/12/2019 | | | | | 4,707 | $958,110 | | |
| | 2/12/2019 | | | | | 567 | $115,413 | | |
| | 11/05/2019 | | | | | 4,020 | $818,271 | | |
| | 2/04/2020 | | | | | 1,680 | $341,964 | | |
| | 2/12/2018 | | | | | | | 2,413 | $491,166 |
| | 2/12/2019 | | | | | | | 4,445 | $904,780 |
| | 2/04/2020 | | | | | | | 5,040 | $1,025,892 |
| GLENN A. EISENBERG | 2/07/2017 | 11,400 | | $130.60 | 2/06/2027 | | | | |
| | 2/12/2018 | 6,066 | 3,034 | $168.49 | 2/11/2028 | | | | |
| | 2/12/2019 | 3,866 | 7,734 | $146.59 | 2/11/2029 | | | | |
| | 2/04/2020 | | 12,600 | $182.51 | 2/03/2030 | | | | |
| | 2/12/2018 | | | | | 780 | $158,769 | | |
| | 2/12/2019 | | | | | 1,880 | $382,674 | | |
| | 11/01/2019 | | | | | 21,056 | $4,285,949 | | |
| | 2/04/2020 | | | | | 2,910 | $592,331 | | |
| | 2/12/2018 | | | | | | | 8,042 | $1,636,949 |
| | 2/12/2019 | | | | | | | 14,822 | $3,017,018 |
| | 2/04/2020 | | | | | | | 8,730 | $1,776,992 |

| NAME | GRANT DATE | OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE[(1)] | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE[(1)] | OPTION EXERCISE PRICE ($) | OPTION EXPIRATION DATE | STOCK AWARDS: NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[(2)] | MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[(3)] | EQUITY INCENTIVE PLAN AWARDS: NUMBER UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[(4,5,6)] | EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[(3)] |
|---|---|---|---|---|---|---|---|---|---|
| PAUL R. KIRCHGRABER | 2/04/2020 | | 7,300 | $182.51 | 2/03/2030 | | | | |
| | 2/12/2018 | | | | | 264 | $53,737 | | |
| | 4/03/2018 | | | | | 1,010 | $205,586 | | |
| | 2/12/2019 | | | | | 634 | $129,051 | | |
| | 11/01/2019 | | | | | 4,014 | $817,050 | | |
| | 2/04/2020 | | | | | 1,680 | $341,964 | | |
| | 2/12/2018 | | | | | | | 2,104 | $428,269 |
| | 2/12/2019 | | | | | | | 3,885 | $790,792 |
| | 2/04/2020 | | | | | | | 5,040 | $1,025,892 |
| MARK S. SCHROEDER | 2/07/2017 | 3,400 | | $130.60 | 2/06/2027 | | | | |
| | 2/12/2018 | 1,800 | 900 | $168.49 | 2/11/2028 | | | | |
| | 2/12/2019 | 1,166 | 2,334 | $146.59 | 2/11/2029 | | | | |
| | 2/04/2020 | | 7,300 | $182.51 | 2/03/2030 | | | | |
| | 2/12/2018 | | | | | 234 | $47,631 | | |
| | 2/12/2019 | | | | | 567 | $115,413 | | |
| | 11/05/2019 | | | | | 4,020 | $818,271 | | |
| | 2/04/2020 | | | | | 1,680 | $341,964 | | |
| | 2/12/2018 | | | | | | | 2,413 | $491,166 |
| | 2/12/2019 | | | | | | | 4,445 | $904,780 |
| | 2/04/2020 | | | | | | | 5,040 | $1,025,892 |

*(1) Stock option awards vest ratably over three years beginning on the first anniversary of the grant date.*

*(2) Restricted stock units vest ratably over three years beginning on the first anniversary of the grant date, except for (i) Mr. Eisenberg's November 1, 2019 grant, 30% of which vested on November 1, 2020, and 30% which vests on November 1, 2021 and 40% which vests on November 1, 2022, with the portion vesting on November 1, 2022 subject to a relative TSR modifier. Amounts shown represent the remaining unvested portion.*

*(3) Aggregate market value is calculated based on the Common Stock price on December 31, 2020, which was $203.55 per share, multiplied by the number of shares or units, respectively, for each unvested performance or stock award.*

*(4) Represents the number of shares subject to the February 12, 2018 performance awards that vested on March 27, 2021 following the performance period ending December 31, 2020.*

*(5) Based on performance to date, represents the number of shares subject to the February 12, 2019 performance awards for the performance period ending December 31, 2021, assuming achievement at superior. Information on the threshold, target and superior awards are provided in the "Grants of Plan-Based Awards" table in the Company's proxy statement for its 2020 Annual Meeting of Shareholders.*

*(6) Based on performance to date, represents the number of shares subject to the February 4, 2020 performance awards for the performance period ending December 31, 2022, assuming achievement at target. Information on the threshold, target and superior awards are provided in the "Grants of Plan-Based Awards" table above.*

## Option Exercises and Stock Vested

The following table shows, for 2020, the number and value of stock options exercised and the number and value of vested restricted stock units and performance shares for each of the NEOs:

| NAME | OPTION AWARDS | | STOCK AWARDS | |
|---|---|---|---|---|
| | NUMBER OF SHARES ACQUIRED ON EXERCISE (#) | NUMBER OF SHARES ACQUIRED ON EXERCISE (#) | NUMBER OF SHARES ACQUIRED ON VESTING (#) | VALUE REALIZED ON VESTING ($) |
| ADAM H. SCHECHTER[1] | - | $- | 3,233 | $645,778 |
| BRIAN J. CAVENEY[2] | - | $- | 5,849 | $1,144,511 |
| GLENN A. EISENBERG[3] | - | $- | 24,683 | $4,081,889 |
| PAUL R. KIRCHGRABER[4] | - | $- | 7,334 | $1,149,054 |
| MARK S. SCHROEDER[5] | - | $- | 6,703 | $1,093,857 |

(1) Represents one-third of the restricted stock units granted as a portion of his director annual retainer on February 12, 2019 that vested on February 12, 2020, at $187.51 per share, the closing price on that date, and one-third of the restricted stock units granted on November 1, 2019 that vested on November 2, 2020 at $207.23 per share, the closing price on that date.

(2) Represents all of the restricted stock units granted on September 25, 2017 that vested on September 25, 2020 at $180.99 per share, the closing price on that date; one-third of the restricted stock units granted on February 12, 2018 that vested on February 12, 2020 at $187.51 per share, the closing price on that date; one-third of the restricted stock units granted on February 12, 2019 that vested on February 12, 2020 at $187.51 per share, the closing price on that date; and one-third of the restricted stock units granted on November 5, 2019 that vested on November 5, 2020 at $214.42 per share, the closing price on that date.

(3) Represents one-third of the restricted stock units granted on February 7, 2017 that vested on February 7, 2020 at $182.33 per share, the closing price on that date; one-third of the restricted stock units granted on February 12, 2018 that vested on February 12, 2020 at $187.51 per share, the closing price on that date; one-third of the restricted stock units granted on February 12, 2019 that vested on February 12, 2020 at $187.51 per share, the closing price on that date; 30% of the restricted stock units granted on November 1, 2019 that vested on November 2, 2020 at $207.23 per share, the closing price on that date; and 144.8% of the performance share award granted on February 7, 2017 that vested on March 30, 2020 at $131.95 per share, the closing price on that date.

(4) Represents one-third of the restricted stock units granted on February 7, 2017 that vested on February 7, 2020 at $182.33 per share, the closing price on that date; one-third of the restricted stock units granted on February 12, 2018 that vested on February 12, 2020 at $187.51 per share, the closing price on that date; one-third of the restricted stock units granted on April 3, 2018 that vested on April 3, 2020 at $113.31 per share, the closing price on that date; one-third of the restricted stock units granted on February 12, 2019 that vested on February 12, 2020 at $187.51 per share, the closing price on that date; one-third of the restricted stock units granted on November 1, 2019 that vested on November 2, 2020 at $207.23 per share, the closing price on that date; and 144.8% of the performance share award granted on February 7, 2017 that vested on March 30, 2020 at $131.95 per share, the closing price on that date.

(5) Represents one-third of the restricted stock units granted on February 7, 2017 that vested on February 7, 2020 at $182.33 per share, the closing price on that date; one-third of the restricted stock units granted on February 12, 2018 that vested on February 12, 2020 at $187.51 per share, the closing price on that date; one-third of the restricted stock units granted on February 12, 2019 that vested on February 12, 2020 at $187.51 per share, the closing price on that date; one-third of the restricted stock units granted on November 5, 2019 that vested on November 5, 2020 at $214.42 per share, the closing price on that date; and 144.8% of the performance share award granted on February 7, 2017 that vested on March 30, 2020 at $131.95 per share, the closing price on that date.

## Retirement Benefits

Prior to January 1, 2010, substantially all employees, including Mr. Schroeder (the only NEO eligible to participate as of January 2010), were eligible to participate in the Cash Balance Plan; the plan was funded by the Company both in terms of an annual service credit, which is a percentage of base salary, and an interest credit, currently at four percent per year. Eligibility requirements under the Cash Balance Plan included one year of service (participants entered the plan in either January or July after meeting the service requirement) and the attainment of 21 years of age. Mr. Schroeder has met the eligibility requirements.

As discussed above, the Company also has a Pension Equalization Plan ("PEP"). In October 2009, the Board froze any additional service-based credits for any years of service after December 31, 2009 with respect to both the Cash Balance Plan and the PEP. Both plans are closed to new entrants. Current participants, including Mr. Schroeder (the only NEO currently eligible to participate), in the Cash Balance Plan and the PEP have stopped earning service-based credits, but will continue to earn interest credits.

Under both the Cash Balance Plan and the PEP, a participant is eligible for benefits at normal retirement (the date a participant has both attained age 65 and completed five years of service) or early retirement (the date a participant has both attained age 55 and completed ten years of service), subject to reduced benefits for each year under age 65. For early retirement at or after age 55 with reduced benefits, there is a reduction of one-half percent per month applied to the full retirement benefit for every month under the age of 65.

Before the Cash Balance Plan was frozen for any additional service-based credits, the Cash Balance Plan, as supplemented by the PEP, was designed to provide an employee having 25 years of credited service with an annuity equal to 52 percent of "final average pay" less 50 percent of estimated individual Social Security benefits. "Final average pay" is defined as the highest five consecutive years of base salary during the ten years of employment preceding termination or retirement. The participant, if single, has one payment option: ten-year certain and life annuity. If married, the participant has two payment options: (i) ten-year certain and life annuity; or (ii) 50 percent joint and survivor annuity. The ten-year certain and life annuity offers a guaranteed minimum payment for ten years. The 50 percent joint and survivor annuity offers half the annuity payments to the surviving spouse.

The formula for calculating the amount payable to the participants in the Cash Balance Plan, in conjunction with the PEP, is illustrated as follows (ten-year certain and life annuity payment option):

[(0.52) x (Final Average Pay) – (0.50) x (Estimated Social Security Benefit)] x (Credited Service up to 25 years) ÷ (25)

The amount payable could be less if a married participant elected to receive benefits under the 50 percent joint and survivor annuity option. The reduction for the 50 percent joint and survivor annuity is determined using the actuarial basis defined by the pension plans and reflects the possibility that the spouse may outlive the participant, which extends the length of payments.

The following table shows, as of December 31, 2020, the present value of accumulated benefits under the Company's Cash Balance Plan and PEP for each NEO eligible to participate in the plans:

| NAME | PLAN NAME | NUMBER OF YEARS CREDITED SERVICE (#)[1] | PRESENT VALUE OF ACCUMULATED BENEFIT ($)[2] | PAYMENTS DURING LAST FISCAL YEAR ($) |
| --- | --- | --- | --- | --- |
| **MARK S. SCHROEDER** | Cash Balance Plan | 1.5 | $18,212 | $- |
| | Pension Equalization Plan | 2.67 | $167,506 | $- |

(1) The Company's Cash Balance Plan had been offered to substantially all employees after a year of service and after reaching 21 years of age. Plan entry dates were January and July of each year. The PEP was amended January 1, 2004, to waive the one-year service requirement. Because of these differing service crediting provisions, there could be a difference of up to 1.5 years between Cash Balance Plan service and PEP service reflected in the column. Credited years of service equals actual years of service with the Company, subject to the crediting provisions above.

(2) The calculation of present value of accumulated benefit is based on a normal retirement age of 65, as defined by each plan, and credited service and certain discount rate and mortality inputs. For the assumptions made in the valuations, see Note 17 to the Company's audited financial statements included within the 2020 Annual Report.

### Deferred Compensation Plan

The DCP offers eligible participants another vehicle to accumulate savings for retirement. See "Compensation Discussion & Analysis – Deferred Compensation Plan" above. Amounts deferred by a participant are credited to a bookkeeping account maintained on behalf of each participant, which is used for the measurement and determination of amounts to be paid to a participant, or his or her designated beneficiary, pursuant to the terms of the DCP. Deferred amounts are the Company's general unsecured obligations and are subject to claims by the Company's creditors. The Company's general assets or existing Rabbi Trust may be used to fund payment obligations and pay DCP benefits.

According to the terms of the DCP, a participant has the opportunity to allocate deferred amounts to one or more of 23 measurement funds offered. The measurement funds are indexed to externally managed funds inside the Company's insurance-backed account. Amounts in these accounts can earn variable returns, including negative returns. Deemed earnings on the deferrals are based on these measurement funds and have no guaranteed rate of return. The Company makes no contributions to the DCP.

# EXECUTIVE COMPENSATION

Under the DCP, a participant may make separate distribution elections with respect to each year's deferrals. These distribution elections include the ability to elect a single lump-sum payment or annual installment payments.

As a former employee of Covance prior to the Company's acquisition of Covance, Dr. Kirchgraber was eligible to participate in the Covance Deferred Compensation Plan (the "Covance DCP"). Amounts deferred by a participant into the Covance DCP are credited to a bookkeeping account maintained on behalf of each participant, which is used for the measurement and determination of amounts to be paid to a participant, or his or her designated beneficiary, pursuant to the terms of the Covance DCP. Deferred amounts are the Company's general unsecured obligations and are subject to claims by the Company's creditors. The Company invests Covance DCP assets in mutual funds for the payment of plan benefits.

The following table summarizes each NEO's contributions, earnings, and aggregate balance under the DCP and the Covance DCP as of December 31, 2020:

| NAME | EXECUTIVE CONTRIBUTIONS IN LAST FY ($)[1] | REGISTRANT CONTRIBUTIONS IN LAST FY ($) | AGGREGATE EARNINGS IN LAST FY ($)[2] | AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($) | AGGREGATE BALANCE AT LAST FYE ($) |
|---|---|---|---|---|---|
| ADAM H. SCHECHTER | $- | $- | $- | $- | $- |
| BRIAN J. CAVENEY | $122,891 | $- | $60,565 | $- | $367,519 |
| GLENN A. EISENBERG | $- | $- | $- | $- | $- |
| PAUL R. KIRCHGRABER | $199,569 | $- | $147,612 | $- | $1,056,485[3] |
| MARK S. SCHROEDER | $- | $- | $- | $- | $- |

(1) Amounts in this column are included in the Salary column of the Summary Compensation Table above
(2) Amounts in this column are not included in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table as they do not qualify as above market or preferential earnings.
(3) Reflects the aggregate balance held in the DCP and the Covance DCP.

## Potential Payments Upon Termination or Change in Control

The tables that follow provide information related to compensation payable to each NEO, assuming termination of such executive's employment on December 31, 2020, or assuming a change in control with a corresponding qualifying termination occurred on December 31, 2020. Amounts also assume the price of Common Stock was $203.55, the closing price on December 31, 2020.

| ADAM H. SCHECHTER | VOLUNTARY TERMINATION (#) | EARLY RETIREMENT (#) | NORMAL RETIREMENT | INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION | FOR CAUSE TERMINATION | CHANGE-IN-CONTROL[1] | DISABILITY | DEATH |
|---|---|---|---|---|---|---|---|---|
| Severance (Related to Base Compensation) | $- | $- | $- | $2,500,000 | $- | $3,750,000 | $- | $- |
| Severance (Related to Annual Incentive Cash Payments) | $- | $- | $- | $3,752,292 | $- | $5,628,438 | $- | $- |
| Stock Options | $- | $- | $- | $1,454,432 | $- | $2,094,048 | $2,094,048 | $2,094,048 |
| Restricted Stock Units | $- | $- | $- | $1,530,696 | $- | $2,958,396 | $2,958,396 | $2,958,396 |
| Performance Shares | $- | $- | $- | $2,139,718 | $- | $6,424,038 | $6,424,038 | $6,424,038 |
| Health & Welfare Benefits | $- | $- | $- | $- | $- | $- | $360,000 | $1,500,000 |
| TOTAL | $- | $- | $- | $11,377,138 | $- | $20,854,920 | $11,836,482 | $12,976,482 |

(1) That the amounts payable to Mr. Schechter in the event of a change-in-control may be subject to reduction, including for the excise tax imposed on "excess parachute payments" under Sections 280G and 4999 of the Internal Revenue Code.

| BRIAN J. CAVENEY | VOLUNTARY TERMINATION | EARLY RETIREMENT | NORMAL RETIREMENT | INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION | FOR CAUSE TERMINATION | CHANGE-IN-CONTROL | DISABILITY | DEATH |
|---|---|---|---|---|---|---|---|---|
| Severance (Related to Base Compensation) | $- | $- | $- | $1,020,000 | $- | $1,020,000 | $- | $- |
| Severance (Related to Annual Incentive Cash Payments) | $- | $- | $- | $497,985 | $- | $497,985 | $- | $- |
| Stock Options | $- | $- | $- | $149,216 | $- | $318,089 | $318,089 | $318,089 |
| Restricted Stock Units | $- | $- | $- | $1,107,313 | $- | $2,281,390 | $2,281,390 | $2,281,390 |
| Performance Shares | $- | $- | $- | $1,440,116 | $- | $1,972,400 | $1,972,400 | $1,972,400 |
| Health & Welfare Benefits | $- | $- | $- | $16,674 | $- | $16,674 | $300,000 | $1,020,000 |
| TOTAL | $- | $- | $- | $4,231,304 | $- | $6,106,538 | $4,871,879 | $5,591,879 |

| GLENN E. EISENBERG | VOLUNTARY TERMINATION | EARLY RETIREMENT | NORMAL RETIREMENT | INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION | FOR CAUSE TERMINATION | CHANGE-IN-CONTROL | DISABILITY | DEATH |
|---|---|---|---|---|---|---|---|---|
| Severance (Related to Base Compensation) | $- | $- | $- | $1,464,000 | $- | $1,464,000 | $- | $- |
| Severance (Related to Annual Incentive Cash Payments) | $- | $- | $- | $1,388,667 | $- | $1,388,687 | $- | $- |
| Stock Options | $- | $- | $- | $415,000 | $- | $812,004 | $812,004 | $812,004 |
| Restricted Stock Units | $- | $- | $- | $4,833,499 | $- | $5,419,724 | $5,419,724 | $5,419,724 |
| Performance Shares | $- | $- | $- | $4,237,097 | $- | $4,932,017 | $4,932,017 | $4,932,017 |
| Health & Welfare Benefits | $- | $- | $- | $20,994 | $- | 20,994 | $300,000 | $1,464,000 |
| TOTAL | $- | $- | $- | $12,359,257 | $- | $14,037,426 | $11,463,745 | $12,627,745 |

# EXECUTIVE COMPENSATION

| PAUL R. KIRCHGRABER | VOLUNTARY TERMINATION | EARLY RETIREMENT | NORMAL RETIREMENT | INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION | FOR CAUSE TERMINATION | CHANGE-IN-CONTROL | DISABILITY | DEATH |
|---|---|---|---|---|---|---|---|---|
| Severance (Related to Base Compensation) | $- | $- | $- | $1,224,000 | $- | $1,224,000 | $- | $- |
| Severance (Related to Annual Incentive Cash Payments) | $- | $- | $- | $502,626 | $- | $502,626 | $- | $- |
| Stock Options | $- | $- | $- | $51,190 | $- | $153,591 | $153,591 | $153,591 |
| Restricted Stock Units | $- | $- | $- | $846,361 | $- | $1,547,387 | $1,547,387 | $1,547,387 |
| Performance Shares | $- | $- | $- | $1,300,277 | $- | $1,852,305 | $1,852,305 | $1,852,305 |
| Health & Welfare Benefits | $- | $- | $- | $19,691 | $- | $19,691 | $300,000 | $1,224,000 |
| TOTAL | $- | $- | $- | $3,944,145 | $- | $5,299,600 | $3,853,283 | $4,777,283 |

| MARK S. SCHROEDER | VOLUNTARY TERMINATION | EARLY RETIREMENT | NORMAL RETIREMENT | INVOLUNTARY NOT FOR CAUSE OR GOOD REASON TERMINATION | FOR CAUSE TERMINATION | CHANGE-IN-CONTROL | DISABILITY | DEATH |
|---|---|---|---|---|---|---|---|---|
| Severance (Related to Base Compensation) | $- | $- | $- | $1,020,000 | $- | $1,020,000 | $- | $- |
| Severance (Related to Annual Incentive Cash Payments) | $- | $- | $- | $412,754 | $- | $412,754 | $- | $- |
| Stock Options | $149,216 | $149,216 | $149,216 | $149,216 | $- | $318,089 | $318,089 | $318,089 |
| Restricted Stock Units | $620,421 | $620,421 | $620,421 | $628,360 | $- | $1,323,280 | $1,323,280 | $1,323,280 |
| Performance Shares | $1,434,010 | $1,434,010 | $1,434,010 | $1,434,010 | $- | $1,972,400 | $1,972,400 | $1,972,400 |
| Health & Welfare Benefits | $- | $- | $- | $28,278 | $- | $28,278 | $300,000 | $1,020,000 |
| TOTAL | $2,203,647 | $2,203,647 | $2,203,647 | $3,672,618 | $- | $5,074,801 | $3,913,769 | $4,633,769 |

## Equity Awards: Stock Incentive Plan

The restricted stock unit, option, and performance share awards shown in the table above, "Potential Payments Upon Termination or Change in Control", include awards granted prior to 2019, during and after 2019, and Mr. Schechter's Sign-On Grants, each as further discussed below. The treatment of each of the equity awards varies depending on the type of termination.

*Equity Awards Granted Prior to 2019*

The forms of award agreements for the stock options and restricted stock units that were granted prior to fiscal year 2019 provide that in the event that an executive's employment terminates by reason of death, disability, normal retirement, or a qualifying termination within 24 months of a change in control, then all stock options and restricted stock unit awards accelerate in full. In the case of an executive's termination without cause or termination for good reason, in each case, outside of the 24-month window following a change in control or the executive's termination due to early retirement, the executive generally is entitled to accelerated vesting of a partial number of the unvested stock options and restricted stock unit awards. The executive (or his/her heir or executor/executrix, as the case may be) may exercise vested stock options at any time within one year after the date of death, disability, normal retirement, early retirement or a qualifying termination within 24 months of a change in control. (For other terminations, the executive may exercise vested options within 90 days of his/her termination.) The forms of award agreements for the performance share awards provide that in the event that an executive's employment terminates by reason of death or disability or a qualifying termination within 24 months of a change of control, then all performance share awards will accelerate in full assuming performance at target. In the event the executive's employment terminates by reason of normal retirement, all performance share awards granted will be eligible to vest subject to their original performance conditions with the exception of the service requirement. In the case of an executive's qualifying termination outside of the 24-month window following a change in control or the executive's termination due to early retirement, voluntary termination for Good Reason, or involuntary termination without Cause, the executive generally is entitled to continue to vest in a prorated number of the unvested performance share awards subject to the satisfaction of their original performance conditions with the exception of the service requirement.

For purposes of the equity awards granted prior to 2019, "normal retirement" means a voluntary termination of service in accordance with the provisions of the Company's Cash Balance Retirement Plan at Normal Retirement Date, as defined in such plan, and "early retirement" means retirement at or after the age of 55 when the sum of age and years of service is at least 70. Mr. Schroeder is the only NEO currently eligible to receive benefits under the "early retirement" provisions of the equity awards.

*Equity Awards Granted During and After 2019*

The form of award agreement for the stock options and restricted stock units granted during and after 2019 provide that if the executive has a Separation of Service by reason of death, disability, or for "good reason" or without "cause" within 24 months of a "change of control," each as defined in the applicable agreements, then all of the restricted stock unit and stock option awards will accelerate in full as of the date of termination. If, unrelated to a change of control, the executive receives a notice of an involuntary Separation of Service without cause or incurs a voluntary Separation of Service for good reason, on or after 6 months following the grant date, then all restricted stock units and stock options that were scheduled to vest within 12 months immediately following the Separation of Service will vest in full on the date of Separation of Service.

Additionally, in the event of a Separation of Service at a time when the executive has attained the age of 65 and completed five full years of service ("Retirement at Age 65 Plus 5") and (i) the Separation of Service occurs on or after 6 months following the grant date but before December 15 of the applicable year (or on or after 6 months following the grant date but before 9 months after the grant date, for stock options and restricted stock units granted in 2020), the restricted stock units and stock options that were scheduled to vest within 12 months immediately following the Separation of Service will vest upon the date of the Separation of Service or (ii) if the Separation of Service occurs on or after December 15 of the applicable year (or on or after 9 months after the grant date, for stock options and restricted stock units granted in 2020), then all of the restricted stock unit and stock option awards will vest in full as of the date of the Separation of Service. In the event of a Separation of Service at a time when the executive has attained the age of 55 and the sum of his or her age plus years of service equals or exceeds 70 ("Rule of 70 Retirement"), the restricted stock units and options that were scheduled to vest within 12 months immediately following the Separation of Service will vest upon the date of the Separation of Service. The executive (or his/her heir or executor/executrix, as the case may be) may exercise vested stock options at any time within one year after the date of death, disability, Retirement at age 65 Plus 5, Rule of 70 Retirement or a specified termination within 24 months of a change in control. (For other terminations, the executive may exercise vested options within 90 days of his/her termination.) The forms of award agreement for the performance share awards granted during or after 2019 provide that in the event that an executive's Separation of Service occurs by reason of death or disability or an involuntary Separation of Service without cause or voluntary Separation of Service for good reason within 24 months of a change of control, then the performance share awards will accelerate at 100% of the target level on the date of the Separation of Service. In the event of a Retirement at Age 65 Plus 5, and (i) the Separation of Service occurs on or after 6 months following the grant date but before December 15 of the applicable year (or on or after 6 months following the grant date but before 9 months after the grant date, for performance share awards granted in 2020), the performance shares will continue to be eligible to vest in a prorated number based on actual achievement of performance metrics as if the executive had not had a Separation of Service or (ii) if the Separation of Service occurs on or after December 15 of the applicable year (or on or after 9 months after the grant date, for performance share awards granted in 2020), then all of the performance shares will continue to vest in the number of shares set forth in the grant based on actual achievement of performance metrics as if the service had not terminated. In the event of a Rule of 70 Retirement on or after 6 months following the grant date, the performance shares will continue to vest in a prorated number based on actual achievement of performance metrics as if the service had not terminated. If the executive receives a notice of an involuntary Separation of Service without cause or incurs a voluntary Separation of Service for good reason, on or after 6 months following the grant date, then the performance shares will continue to vest in a prorated number based on actual achievement of performance metrics as if the service had not terminated.

For the purposes of the forms of award agreements granted in 2019 or later, a Separation of Service occurs when the Company reasonably anticipates that an executive's level of services will permanently decrease to 20 percent or less of the average level of services the executive has performed over the immediately preceding 36-month period.

### Schechter Sign-On Grants

In November 2019, in connection with his appointment to President and Chief Executive Officer, Mr. Schechter received the Sign-On Grants. The Sign-On Grants provide for full vesting in the event that Mr. Schechter's service is terminated due to his death, his disability, or his termination without Cause or due to Good Reason, each as defined in the employment agreement between the Company and Mr. Schechter entered into on June 4, 2019. See the section "Mr. Schechter's Employment Agreement" below for a discussion of the Sign-On Grants.

### Mr. Schechter's Employment Agreement

In connection with his appointment as President and Chief Executive Officer of the Company, the Company entered into an employment agreement with Mr. Schechter, the term of which commenced on November 1, 2019. The terms of Mr. Schechter's employment agreement were agreed to by the other independent members of the Board of Directors after negotiations between Mr. Schechter and the CHC Committee. In negotiating the agreement with Mr. Schechter, the CHC Committee considered a variety of factors, including the advice of FW Cook and market practice among the Company's peers. The CHC Committee also considered what the Committee concluded was necessary to attract Mr. Schechter to the position, in light of the other opportunities that he would likely have, and Mr. Schechter's experience and profile as a seasoned executive. The CHC Committee concluded that these and other factors supported not only the terms of the agreement, but varying from its recent practice of not entering into employment agreements.

Pursuant to his employment agreement, Mr. Schechter is entitled to the following compensation:

*Annual Base Salary*: Mr. Schechter's initial annual base salary is $1,250,000. Mr. Schechter's base salary is reviewed annually for increase by the CHC Committee of the Board.

*Annual Cash Incentive Pay (MIB Plan)*: Mr. Schechter is eligible to receive an annual bonus pursuant to the Company's MIB Plan with an annual target of 150% of his base salary, with achievement to be based on specific performance objectives determined by the CHC Committee.

*Sign-On Equity Grants*: On November 1, 2019, in connection with his appointment and pursuant to his employment agreement, Mr. Schechter received the following one-time grants (collectively, the "Sign-On Grants"), each of which vest in equal installments on each of the first through third anniversaries of November 1, 2019:

- stock options with an aggregate grant-date fair value of $1,000,000;

- restricted stock units with an aggregate grant date fair value of $1,000,000; and

- premium priced stock options with an exercise price equivalent to 115% of the fair market value of a share of Labcorp common stock on November 1, 2019 and with an aggregate grant-date fair value of $2,000,000.

In addition to a fair and competitive annual total compensation package (i.e., base salary, target MIB opportunity, annual LTI award), the Committee felt it important to offer the Sign-On Grants outlined above to help induce Mr. Schechter's employment at Labcorp given the demand for an executive with his profile and experience, especially given the competitive labor market for executive talent in our industry. In determining the size and form of the Sign-On Grants, the Committee strongly believed the award should be aligned with the long-term interests of shareholders. As such, 75% of the Sign-On Grants were delivered in the form of stock options. Further, to emphasize the importance of growing the stock price above and beyond the stock price on the date of grant, 50% of the Sign-On Grants were delivered via premium priced stock options, requiring the price of Labcorp stock, once vested, to be at least 15% higher than the grant date stock price in order to be exercisable.

The equity and non-equity incentives for Mr. Schechter are subject to the Company's Clawback Policy, and Mr. Schechter is subject to the stock ownership guidelines of the Company's executive stock ownership program. For more information on the Clawback Policy, see the section "Equity Grant Practices; Clawback Requirement" on page 67 and on the executive stock ownership program, see the section "Stock Ownership Guidelines" on page 67.

*2020 Equity Awards*: Under his employment agreement, Mr. Schechter is entitled to receive equity awards having a grant date fair value of not less than $9,400,000 in 2020 at the same time as, and with the terms and conditions that apply to, the other NEOs. On February 4, 2020, the Committee approved an award of $9,400,000 pursuant to this contractual obligation. In addition to the more general factors discussed above, the Committee concluded that the size and amount of the 2020 grants was appropriate and competitive relative to peer group practice (i.e., slightly above the then market median). Further, when the 2020 equity award is combined with the approved base salary and target MIB opportunity, the target total compensation package was also competitive relative to peers (i.e., slightly above median).

*Benefits and Perquisites*: Mr. Schechter is entitled to participate in all employee benefit plans, practices, and programs that are generally made available to senior executives of the Company. Mr. Schechter is also entitled to financial planning and wellness perquisites and other fringe benefits and perquisites available to executives generally, as well as security-related perquisites, including use of a car and driver for commuting and business use and use of a private aircraft for nonbusiness purposes in an amount not exceeding $150,000 per calendar year. In addition, pursuant to his employment agreement, the Company will pay up to $350,000 in incremental costs for flights for Mr. Schechter to commute between the vicinity of his residence and his primary place of employment in Burlington, North Carolina for the first three years of his employment.

For additional information on Mr. Schechter's termination and change-in-control benefits under the employment agreement, see the section "Potential Payments Upon Termination or Change-in-Control" on page 78.

### Mr. Eisenberg's 2019 Award

In November 2019, with a focus toward retention and to help to ensure continuity of leadership during our executive transition, the CHC Committee determined to grant a special retention restricted stock unit award with an aggregate grant-date fair value of $5,000,000 to incentivize Mr. Eisenberg to continue as Executive Vice President and Chief Financial Officer over the long-term. The award provides for full vesting on the date of a Separation of Service due to death, disability, Separation from Service for good reason or without cause. Mr. Eisenberg's award does not provide for vesting in the event of Retirement at Age 65 Plus 5 or Rule of 70 Retirement.

# EXECUTIVE COMPENSATION

### Base Compensation and Annual Incentive Cash Payments

No additional base compensation amounts are payable for terminations resulting from the following events: voluntary termination by the officer without good reason, normal retirement, termination for cause, or termination due to disability or death. A prorated annual incentive cash payment may be made for each of the termination events mentioned in the tables above, except for a voluntary termination or a termination for cause. Provisions for base compensation and annual incentive cash payments in the event of an involuntary not for cause or good reason termination or a termination in connection with a change in control are detailed below.

### Amended and Restated Master Senior Executive Severance Plan and Master Senior Executive Change-in-Control Severance Plan

The Amended and Restated Severance Plan and the Change-in-Control Severance Plan provide the Company's NEOs, other than Mr. Schechter, (as well as the Company's other executive vice presidents and senior vice presidents) with severance payments upon, respectively, a "qualifying termination" and a "qualifying termination" that occurs within three years following a change in control. A "qualifying termination" is generally defined as an involuntary termination without cause or voluntary termination with "good reason." "Cause" means that the NEO shall have committed prior to termination of employment any of the following acts: an intentional act of fraud, embezzlement, theft, or any other material violation of law in connection with his or her duties or in the course of his or her employment with the Company; the conviction of or entering of a plea of nolo contendere to a felony; alcohol intoxication on the job or current illegal drug use; intentional wrongful damage to tangible assets of the Company; intentional wrongful disclosure of material confidential information of the Company and/or materially breaching the noncompetition or confidentiality provisions covering his activities; knowing and intentional breach of any employment policy of the Company; or gross neglect or misconduct, disloyalty, dishonesty, or breach of trust in the performance of his duties that is not corrected to the Board's satisfaction within 30 days of notice thereof. "Good reason" means a reduction in base salary or targeted incentive cash payment as a percentage of salary, relocation to an office location more than 75 miles from the employee's current office without consent of the employee, a material reduction in job responsibilities or transfer to another job without the consent of the employee.

For purposes of the Change-in-Control Plan, "change in control" means: (i) any person who is not presently but becomes the "beneficial owner," directly or indirectly, of securities of the Company representing 40 percent or more of the Company's outstanding securities except for any securities purchased by any tax-qualified employee benefit plan of the Company; (ii) individuals who constituted the Board on February 10, 2009 (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person subsequently becoming a director whose election was approved by a vote of at least three-quarters of the directors comprising the Incumbent Board (including any such directors whose election was so approved), or whose nomination for election by the Company's shareholders was approved by the Incumbent Board (including such directors whose election was so approved), is for purposes of this clause (ii), considered as though he or she were a member of the Incumbent Board; or (iii) a plan of reorganization, merger, consolidation, sale of all or substantially all the assets of the Company or similar transaction occurs in which the Company is not the resulting entity.

The severance payments under the Change-in-Control Plan are as follows:

| | QUALIFYING TERMINATION[a] | CHANGE IN CONTROL + QUALIFYING TERMINATION WITHIN THREE YEARS |
|---|---|---|
| Chief Executive Officer | 2x (annual salary + average MIB payments) | 3x (annual salary + average MIB payments) |
| Executive Vice Presidents | 2x (annual salary + average MIB payments) | 2x (annual salary + average MIB payments) |
| Senior Vice Presidents | 1x (annual salary + average MIB payments) | 1x (annual salary + average MIB payments) |

(a) "Average MIB payments" is the average of the executive's actual MIB payments over the prior three years.

The Change-in-Control Plan does not provide a reimbursement to participants for excise taxes on "excess parachute payments" imposed by Section 4999 of the Internal Revenue Code. During 2020, the Company consolidated each of the Amended and Restated Severance Plan and the Change-in-Control Plan into a single plan, and made certain other clarifying amendments, effective as of January 1, 2021.

**Mr. Schechter's Severance Arrangements**

Pursuant to his employment agreement, in the event that Mr. Schechter's employment is terminated for any reason, including by the Company for Cause or by Mr. Schechter without Good Reason, Mr. Schechter will be entitled to (i) his base salary and accrued unused vacation due through the termination date; (ii) the sum of any (w) deferred compensation, (x) amounts or benefits owed under the then applicable benefit plans of the Company; (y) any amounts owed for the reimbursement of expenses properly incurred, and (z) any other benefits or amounts owed under the terms of any plan, program or arrangement of the Company in each case of (w)-(z) owed as of the termination date (collectively (i) and (ii), the "Accrued Benefits").

In the event that Mr. Schechter's employment is terminated by reason of death or disability, Mr. Schechter will, in addition to the Accrued Benefits, be entitled to payment of any earned but unpaid incentive bonus for a prior completed performance period and any Partial Year Bonus (collectively with the Accrued Benefits, the "Accrued Amounts").

In the event that Mr. Schechter's employment is terminated by the Company without Cause or by Mr. Schechter with Good Reason, Mr. Schechter will, in addition to the Accrued Amounts, be entitled to severance benefits, subject to the execution of a severance agreement, that include (i) an amount equal to the product of two (or three if the termination occurs within 36 months following a Change in Control, as such term is defined in the 2016 Omnibus Incentive Plan), multiplied by the sum of (x) Mr. Schechter's base salary plus (y) the amount equal to the average of his last three incentive bonuses (or, if less than three, the average of the number of incentive bonuses received), 50% of which shall be paid within 30 days following the execution of a severance agreement and 50% paid within 30 days of the one-year anniversary of the execution of a severance agreement, (ii) reimbursement for COBRA continuation coverage for up to 18 months following the termination date, and (iii) vesting of any unvested portion of the Sign-On Grants.

Mr. Schechter's rights with respect to equity or equity-related awards (including as provided above for Sign-On Grants) shall be governed by the applicable terms of the related plan or award agreements.

For the purpose of Mr. Schechter's employment agreement, the following definitions apply:

"Cause" means:

- an intentional act of fraud, embezzlement, theft, or any other material violation of law in connection with Mr. Schechter's duties or in the course of his employment with the Company;
- conviction of or entering of a plea of nolo contendere to a felony;
- alcohol intoxication on the job or current illegal drug use;
- intentional wrongful damage to tangible assets of the Company;
- intentional wrongful disclosure of material confidential information of the Company and/or material breach of the provisions of the Company's Confidentiality/Non-Competition/Non-Solicitation Agreement or any other noncompetition or confidentiality provisions covering the activities of Mr. Schechter;
- knowing and intentional breach of any employment policy of the Company;
- gross neglect or gross misconduct, disloyalty, dishonesty, or breach of trust in the performance of Mr. Schechter's duties that is not corrected to the Board's satisfaction within 30 days of receiving notice thereof; or
- misconduct that causes reputational harm to the Company.

"Good Reason" means:

- a material reduction in base salary or any reduction of the target bonus amount;
- relocation to an office location more than 75 miles from either Mr. Schechter's principal office location or his principal residence as of the date of notice of relocation;
- the Board shall fail to appoint Mr. Schechter's as Chairman of the Board on the earlier of the date on which the Board Chairman on the date hereof ceases to be the Chairman or December 31, 2020;
- the Board shall fail to re-nominate Mr. Schechter for re-election to the Board; or
- a material diminution in title, duties, or responsibilities, including reporting responsibilities, of Mr. Schechter's in his capacity as an employee.

"Partial Year Bonus" means the amount payable to Mr. Schechter for the year of his termination in the event the Company performance criteria for payment of an incentive bonus are achieved as of the close of the year based on the actual performance level achieved for such year; provided, however, that if a qualifying termination occurs after a Change in Control, the performance criteria shall be deemed satisfied at the target level, and prorated to reflect the number of days of employment in such year.

## Health and Welfare Benefits

In the event of a qualifying termination under the Amended and Restated Severance Plan or the Change-in-Control Plan, the executive is also eligible for up to twelve months of Company-paid COBRA unless otherwise specified in the executive's employment or severance agreement.

In the event a NEO dies while an active employee, his or her beneficiary will receive two times his or her base annual earnings up to a maximum of $1.5 million from the Company's group term life plan. In addition, eligible, enrolled dependents will receive Company-paid COBRA continuation of coverage for the first six months following the executive's death (not included in the tables above). If the executive was traveling on Company business at the time of death, the beneficiary will also receive $1 million of business travel accident insurance; this is not reflected in the tables above.

If an executive becomes disabled (i.e., he or she is not able to perform the material duties of his or her occupation solely because of disease or injury), the executive is generally eligible for a monthly benefit payable until the earlier of (a) age 65 if the period of disability starts at the age of 60 or under; or (b) if the period of disability starts at age 61 or older, the length of the maximum benefit period for disability as defined by the Disability Plan. For Mr. Schechter, the monthly net benefit is a maximum of $30,000, and for the other NEOs the monthly net benefit is a maximum of $25,000.

## Cash Balance Plan

Under the Cash Balance Plan, upon a termination of employment the NEOs are entitled to receive the same amounts set forth for each officer in the Present Value of Accumulated Benefit column in the Pension Benefits Table above, regardless of reason, except for death, which pays at 50 percent of such value.

## Pension Equalization Plan

PEP payments are subject to Section 409A of the Internal Revenue Code and require a six-month waiting period following separation of service before distribution of the first payment. Under the PEP, upon a termination the NEOs are entitled to receive the same amounts set forth for each officer in the Present Value of Accumulated Benefit column in the Pension Benefits Table above, regardless of reason, except for death, which pays at 50 percent of such value.

## Deferred Compensation Plan

The DCP was amended to grandfather participants prior to December 31, 2004 to remove the six-month waiting period for distributions following separation of service. Distribution elections made after December 31, 2004 require a six-month waiting period following separation of service before distribution of the first payment, as required by Section 409A of the Internal Revenue Code. Otherwise, distribution elections include the ability to elect a single lump-sum payment or annual installment payments. Under the DCP, upon termination the NEOs are entitled to receive the same amounts set forth for each officer in the Aggregate Balance column of the Nonqualified Deferred Compensation Table above, regardless of reason for the termination.

## Perquisites

Pursuant to the Amended and Restated Master Senior Executive Severance Plan or the Master Senior Executive Change-in-Control Severance Plan, all perquisites offered to participating NEOs immediately terminate upon the executive's termination for executives participating in these plans.

### Compensation and Human Capital Committee Interlocks and Insider Participation

The directors who served on the CHC Committee during fiscal year 2020 were Dr. Kong (Committee Chair), Mr. Bélingard, and Ms. Parham. During the 2020 fiscal year, there were no members of the CHC Committee who were officers or employees of the Company or any of its subsidiaries, were formerly officers of the Company, or had any relationship otherwise requiring disclosure hereunder.

### Equity Compensation Plan Information

The following table summarizes the Company's equity compensation plan information as of December 31, 2020. All equity compensation plans have been approved by Company shareholders.

| PLAN CATEGORY | COMMON SHARES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS A[1] | WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS B[2] | COMMON SHARES AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) C |
|---|---|---|---|
| Equity compensation plans approved by Company shareholders | 498,269 | $148.39 | 10,587,882[3] |
| Equity compensation plans not approved by Company shareholders | - | - | - |

(1) Amounts in this column exclude purchase rights under the Laboratory Corporation of America Holdings 2016 Employee Stock Purchase Plan (ESPP).
(2) Represents the weighted-average exercise price of the outstanding stock options and does not include restricted stock units or performance shares.
(3) Includes 9,352,041 shares available for future issuance under the Laboratory Corporation of America Holdings 2016 Omnibus Incentive Plan and 1,235,841 shares available for future issuance under the Laboratory Corporation of America Holdings 2016 Employee Stock Purchase Plan.

### CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is presenting the ratio of our CEO's annual total compensation to our median employee's annual total compensation.

For purposes of identifying our median employee, we used year-to-date taxable income to calculate a reasonable estimate of the annual total compensation for each employee based on our internal records. The employees we used for the foregoing calculations included all our full-time, part-time, seasonal, and temporary employees as of November 1, 2020, other than our CEO. This consisted of over 69,800 employees located in 54 countries. As permitted by SEC rules, we excluded from our employee population (x) our contractors and leased employees, (y) the approximately 57 employees we gained in connection with our acquisitions of snapIoT and Visiun Analytics, and (z) approximately 312 of our employees in Japan.

As set forth in the Summary Compensation Table appearing on page 71 in this proxy statement, the 2020 annual total compensation for our CEO was $14,735,561. The 2020 annual total compensation for our median employee was $41,670. The ratio of our CEO's annual total compensation to our median employee's total compensation for fiscal year 2020 is 354 to 1. This ratio was determined using reasonable estimates as permitted by the SEC's rules and should not be used as a comparison with pay ratios disclosed by other companies.

## PROPOSAL TWO – Advisory Vote to Approve Executive Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (Section 14a of the Securities Exchange Act), the Company is seeking shareholder approval, through a non-binding vote, on the Company's executive compensation as disclosed in this Proxy Statement. Pursuant to the vote of the shareholders at the 2017 Annual Meeting of Shareholders, the Company seeks shareholder approval of the Company's executive compensation (a "Say-on-Pay" vote) on an annual basis.

# EXECUTIVE COMPENSATION

The CHC Committee works throughout the year reviewing compensation trends, evaluating emerging best practices, engaging with shareholders, and considering changes to executive compensation that will provide our senior management with an incentive to achieve superior financial results for the Company and align pay with performance.

## Compensation Program Overview and Evolution

Labcorp's executive compensation program, as discussed in the "Compensation Discussion and Analysis" section on page 48 is designed to attract, motivate, and retain executives in a highly competitive environment. Our executive compensation philosophy is to pay for performance by rewarding the achievement of specific short-term and long-term operational and strategic goals. We believe our executive compensation program avoids unnecessary risk taking and aligns the interests of our shareholders with the performance of our executives. This program reflects our strong commitment to a results-driven compensation program.

Last year, our annual advisory vote on executive compensation received support from approximately 88 percent of the shares represented at the 2020 Annual Meeting and entitled to vote. We consider this level of approval to indicate the support of the vast majority of our shareholders. We remain committed to a compensation program that incentivizes our leaders and aligns with our strategy, the key value drivers of our business and the expectations of our shareholders. We have a practice of regularly seeking input from our shareholders, and this input is incorporated in the CHC Committee's annual review of our compensation program. We continue to evolve our programs based on input from shareholders and external competitive practices.

## Pay for Performance

As described in the "Compensation Discussion and Analysis" section beginning on page 48 of this Proxy Statement, our executive compensation program is designed to reward the achievement of specific short-term and long-term operational and strategic goals. By paying for performance, we believe our compensation program aligns the interests of our executive officers with those of our shareholders. The Company believes that through an effective executive compensation program, it can be successful in attracting and retaining talented employees who will sustain the Company's financial performance and continue creation of shareholder value.

In support of the CHC Committee's overarching pay for performance compensation philosophy, our executives' compensation structure is:

- **Focused on performance-based and variable compensation.** Performance-based compensation comprises a significant part of total compensation, with the percentage of variable or at-risk compensation highest for our CEO;

- **Long-term performance oriented.** Equity-based compensation comprises the largest part of total compensation and vests over a multi-year period to align the long-term interests of executive officers and shareholders;

- **Sensitive to performance variability.** The size and the realizable values of incentive awards provided to executive officers varies significantly with performance achievements;

- **Benchmarked to peers.** Compensation opportunities for executive officers are evaluated against those offered by companies in similar industries and are similar in size and scope of operations; and

- **Designed to recognize varying levels of responsibility.** Differences in executive compensation within the Company reflect varying levels of responsibility and/or performance.

In addition, certain features of the Company's executive compensation program enhance the alignment of the interests of our executive officers and those of our shareholders, such as:

- Robust stock ownership guidelines (6x base salary for CEO);

- Prohibition on pledging and hedging Company stock;

- Fully performance-based annual cash incentive program;

- Incentive plan goals directly linked to strategic and objective financial goals;

- Cap on annual incentive opportunities;

- No employment agreements except in connection with the hiring of our Chief Executive Officer;

- Limited perquisites;

- No tax gross-ups;

- "Double trigger" change-in-control provisions;

- Performance-oriented mix of long-term incentives with performance shares (60 percent of targeted grant value), non-qualified stock options (20 percent of targeted grant value) and restricted stock units (20 percent of targeted grant value) with multi-year vesting;

- If the Company were to declare dividends, dividends would be paid on performance shares only to the extent performance targets are earned;

- Three-year performance measurement period for performance shares; and

- Implementation of the Clawback Policy.

## Advisory Resolution

The Board recommends that shareholders vote in favor of the following resolution:

**"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to the rules of the Securities and Exchange Commission, including in the Compensation Discussion and Analysis, compensation tables and narrative discussion in the Company's 2021 Proxy Statement, is hereby APPROVED."**

The vote is advisory and is not binding on the Board. However, the CHC Committee expects to take into account the outcome of the vote as it continues to consider the Company's executive compensation program.

**The Board unanimously recommends that shareholders vote "FOR" the approval of executive compensation.**

# RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## PROPOSAL THREE – Ratification of Independent Registered Public Accounting Firm

### Engagement of Deloitte & Touche LLP

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") to audit the accounts of the Company for the year ending December 31, 2021, and the shareholders of the Company are being asked to ratify this appointment. PricewaterhouseCoopers LLP ("PwC") served as our independent registered public accounting firm from 1997 through the fiscal year ended December 31, 2020. See "Additional Information Regarding Change of Independent Registered Accounting Firm" below for more information.

The Audit Committee has ultimate authority and responsibility for the appointment, termination, compensation, evaluation, and oversight of our independent registered public accounting firm and annually evaluates the performance of our independent registered public accounting firm. The Audit Committee also evaluates and approves the selection of the lead partner and senior members of the audit team.

Shareholder ratification of the appointment of Deloitte as the Company's independent registered public accounting firm is not required by our By-Laws, but the Board has elected to seek such ratification as a matter of good corporate practice. Should the shareholders fail to ratify the appointment of Deloitte as the Company's independent registered public accounting firm for the year ending December 31, 2021, the Audit Committee will consider whether to retain that firm for such year. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the interests of the Company.

Representatives of Deloitte and PwC will be present at the 2021 Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

### Fees to Independent Registered Public Accounting Firm

The Audit Committee must approve, in advance, all of PwC's services, whether or not related to an audit. Aggregate fees for professional services rendered for the Company by PwC for the years ended December 31, 2020 and 2019 are described in the table below. All the services for which fees were paid were pre-approved by the Audit Committee. The Audit Committee has considered the non-audit-related services rendered and believes that they are compatible with PwC remaining independent.

|  | 2020 | 2019 |
| --- | --- | --- |
| Audit Fees[1] | $3,713,000 | $4,802,500 |
| Audit Related Fees[2] | $798,398 | $1,024,614 |
| Tax Fees[3] | $745,002 | $1,024,276 |
| All Other Fees[4] | $302,700 | $2,700 |
| TOTAL | $5,559,100 | $6,854,090 |

(1) *Audit Fees include fees incurred for the audit of the Company's annual statements, review of financial statements included in the Company's quarterly reports on Form 10-Q and services that were normally provided by PwC in connection with statutory and regulatory filings or engagements.*
(2) *Audit Related Fees include fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements but are not otherwise included as Audit Fees. Audit Related Fees for the year ended December 31, 2020 and December 31, 2019 were primarily for certain accounting consultations, comfort letter procedures, and other assurance services.*

(3) *Tax Fees for the years ended December 31, 2020 and December 31, 2019 were related to general tax consulting, tax compliance, including preparation of tax returns, tax planning insights, and tax advice.*

(4) *All Other Fees are fees incurred for any services not included in the other categories of fees. All Other Fees consisted of accounting research software and implementation review and other services.*

## Additional Information Regarding Change of Independent Registered Accounting Firm

In October 2020, the Audit Committee undertook a competitive review process to select our independent registered public accounting firm for the year ended December 31, 2021. In conducting this process, the Audit Committee invited several independent registered public accounting firms, including PwC, to submit proposals for their services and to provide detailed information on their firms. On November 2, 2020, following the conclusion of this process, the Audit Committee approved the engagement of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2021, and dismissed PwC as our independent registered public accounting firm, effective at the time of the filing of the 2020 Annual Report.

The audit reports of PwC on the financial statements of the Company as of and for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. PwC's reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2019 and December 31, 2018 did not contain any adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2020 and 2019, (i) there were no disagreements with PwC (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that if not resolved to PwC's satisfaction, would have caused PwC to make reference thereto in its reports; and (ii) there were no reportable events (as defined by Item 304(a)(1)(v) of Regulation S-K).

During the fiscal years ended December 31, 2020 and 2019, neither the Company nor anyone acting on its behalf consulted Deloitte with respect to any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

**The Board unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Deloitte as the Company's independent registered public accounting firm for 2021.**

# AUDIT COMMITTEE REPORT

The Audit Committee of the Board was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee, comprised entirely of non-employee directors, held nine meetings with PwC, the independent registered public accountant engaged for the fiscal year ended December 31, 2020, and held eight executive sessions with PwC, the Internal Audit Department, and the independent directors during 2020. The Board considered the "independence" and "financial literacy" of each of the Audit Committee members, as such terms are defined under the Listing Standards and SEC rules and has concluded that each member of its Audit Committee is independent and financially literate in satisfaction of the current requirements of the Listing Standards and the SEC. The Board further concluded that Kerrii B. Anderson, Jeffrey A. Davis, and Peter M. Neupert are each an "audit committee financial expert" as defined by SEC rules and that Ms. Anderson, Mr. Davis, and Mr. Neupert have the "accounting or related financial management expertise" required by the Listing Standards.

The Audit Committee is responsible for the appointment, compensation, and oversight of the independent registered public accountants. The Audit Committee reviewed the performance and fees of PwC prior to recommending its appointment for the fiscal year ended December 31, 2020, and met with representatives of PwC to discuss the scope and results of the firm's audit work, including the adequacy of internal controls and the quality of financial reporting, and the selection of the lead audit partner. The Audit Committee reviewed and discussed with management the Company's audited financial statements and has discussed with PwC all matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. The Audit Committee has discussed with PwC its independence and has received its written disclosures and certification confirming its independence, as required by the applicable requirements of PCAOB regarding PwC's communications with the Audit Committee concerning independence.

Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company's internal auditors are responsible to the Audit Committee for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and the Board determine. The Company's independent registered public accountant is responsible for auditing the Company's financial statements. The Audit Committee oversees the Company's financial and accounting functions, controls, reporting processes and audits on behalf of the Board in accordance with the Audit Committee's written charter. The Audit Committee is responsible for providing independent, objective oversight of the integrity and quality of the Company's consolidated financial statements, but it is not responsible for conducting auditing or accounting reviews or procedures. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management and the Company's internal auditors the Company's audited consolidated financial statements as of and for the fiscal year ended December 31, 2020 and discussed with management and the Company's internal auditors the quality, not just the acceptability, of the accounting principles and policies as applied in the Company's financial reporting, the reasonableness of significant judgments and accounting estimates, and the clarity and completeness of disclosures in the consolidated financial statements. The Audit Committee, PwC, and the Company's internal auditors had full access to one another, including regular meetings without management present. Based on the reviews and discussions referenced above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the SEC.

As a part of its duties, the Audit Committee also considers whether the provision of services other than audit services by the independent registered public accountant is compatible with maintaining the accountants' independence. The Audit Committee considered the compatibility of the non-audit-related services performed by PwC and the related non-audit fees and determined that the registered public accounting firm's independence has been maintained.

The Audit Committee appointed Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021. See "Proposal Three: Ratification of Independent Registered Public Accounting Firm."

THE AUDIT COMMITTEE
Kerrii B. Anderson, Chairperson
Jeffrey A. Davis
D. Gary Gilliland
Peter M. Neupert
R. Sanders Williams

# PROPOSAL FOUR – Shareholder Proposal

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, who has represented that he owns 25 shares of the Company's common stock, has notified the Company that he expects to present this proposal at the 2021 Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement are set forth below. The text of the shareholder proposal and supporting statement appear exactly as received by the Company except for formatting and the presentation in italics. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. The shareholder proposal and supporting statement contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions.

### Proposal Four: Improve Our Catch-22 Proxy Access

*Shareholders request that our board of directors take the steps necessary to enable as many shareholders as may be needed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to enable shareholder proxy access.*

*The current arbitrary ration of 20 shareholders to initiate shareholder proxy access can be called Catch-22 Proxy Access. In order to assemble a group of 20 shareholders, who have owned 3% of company stock for an unbroken 3-years, one would reasonably need to start with 60 activist shareholders who own 9% of company stock for an unbroken 3-years because initiating proxy access is a complicated process that is easily susceptible to errors. It is a daunting process that is also highly susceptible to dropouts.*

*The 60 activist shareholders could then be whittled down to 40 shareholders because some shareholders would be unable to timely meet all the paper chase requirements. After the 40 shareholders submit their paperwork to management – then management might arbitrarily claim that 10 shareholders do not meet the requirements figuring that shareholders do not want a battle in court and management might convince another 10 shareholders to drop out – leaving 20 shareholders. But the current bylaws do not allow 40 shareholders to submit their paperwork to management to end up with 20 qualified shareholders.*

*And 60 shareholders who own 9% of company stock for an unbroken 3-years might determine that they own 51% of company stock when length of unbroken stock ownership is factored out.*

*But how does one begin to assemble a group of 60 potential participants if potential participants cannot even be guaranteed participant status after following the tedious rules that are 3300-words of legalese – because a single shareholder always takes the risk that one will be the 21st shareholder that could be voted off the island after a substantial investment of time by the arbitrary ration of 20 shareholders.*

*More emphasis should be given to improving proxy access because of our limited right to call for a special shareholder meeting.*

*Currently it takes the formal backing 25% of Laboratory Corporation shares to call a special meeting. A big footnote is that all shares held for less than one unbroken year are 100% disqualified.*

*Thus the owners of 25% of LH stock held for an unbroken year could determine that they own 50% of LH stock when the length of stock ownership is factored out. It is not a good bargain for LH shareholders to have to own 50% of LH shares in order to call for a special shareholder meeting.*

*Plus the shareholder right to call a special meeting has taken a big hit due to the avalanche of online shareholder meetings that can be tightly controlled bare bones meetings where all challenging questions and comments are screened out by management.*

*Please vote yes:*

**Improve Our Catch-22 Proxy Access — Proposal 4**

**The Board unanimously recommends that shareholders vote "AGAINST" this proposal.**

In January 2017, after evaluation of corporate governance practices and consultation with shareholders, Labcorp adopted an amendment to the Company's By-Laws implementing proxy access for director nominations. The Board of Directors has carefully considered this proposal and concluded that the modifications to proxy access requested by the proponent are unnecessary and not in the interests of Labcorp or its shareholders. The Board believes Labcorp's current proxy access by-law provision already provides shareholders with a meaningful opportunity to nominate directors and aligns with current market practice.

**The Company's existing proxy access framework provides shareholders with meaningful and appropriate proxy access rights that are consistent with overwhelming market practice.**

Labcorp's proxy access by-law provisions permit a shareholder or group of up to 20 shareholders who own at least 3% of the Company's outstanding common stock continuously for three years to nominate, and have included in the Company's proxy materials, persons for election to the Board constituting up to 20% of the Board, provided that the shareholders and the nominees satisfy certain eligibility requirements specified in the By-Laws. The Company's By-Laws provide Labcorp's shareholders a meaningful and appropriate proxy access right and are consistent with the views of many of Labcorp's shareholders. When the Company adopted proxy access, the shareholders it met with supported Labcorp's current approach; in discussions with shareholders in the year following the adoption of the right, many of Labcorp's shareholders commended the action, and none suggested or requested additional modification to the proxy access right.

The Company's proxy access by-law also aligns with overwhelming market practice. Over 90% of companies that have adopted a proxy access provision have limited the nominating group to 20 shareholders. Further, of the 15 members of Labcorp's peer group used for establishing the Company's 2020 executive compensation, as disclosed on page 56 of this Proxy Statement, all 13 of the peers that have adopted a proxy access right limit the nominating group to 20 shareholders.

A review of the Company's share records as of December 31, 2020 indicates that any of Labcorp's three largest shareholders acting alone, any three of Labcorp's 15 largest shareholders, and any four of Labcorp's 26 largest shareholders could satisfy the 3% threshold, and any four of Labcorp's top 30 largest shareholders could satisfy the 3% threshold, in each case if these shareholders held a consistent number of shares across the three-year holding period and meet other requirements. Under the Company's existing proxy access by-law, each member of a group comprising 20 shareholders with equal holdings would only need to own 0.15% of the Company's shares in order for the group to meet the 3% minimum ownership threshold, assuming they held the shares for the three-year period. As of December 31, 2020, 109 of Labcorp's shareholders held more than 0.15% of the Company's shares. In addition, there are no restrictions that would prevent any of the Company's smaller shareholders from partnering with larger shareholders, regardless of the number of shares held by the smaller holder. As this indicates, the current 20-shareholder limit already allows for numerous combinations of small and large shareholders that could satisfy the 3% limit. Because the current aggregation limit does not serve as a barrier for shareholders to participate in proxy access, eliminating the aggregation limit would not provide Labcorp's shareholders with a meaningful new right.

**Amending the proxy access provisions of the By-Laws to allow an unlimited number of shareholders to aggregate their shares would be harmful to the Company and its shareholders.**

If the Company amended its By-Laws to remove the limit on the number of shareholders able to aggregate their shares, it could enable shareholders with a very small financial stake in the Company and narrow, special interests to exercise disproportionate influence over the director nomination process. This would also expose the Company to costly administrative burdens. Labcorp would be required to make onerous and time-consuming inquiries in order to verify the eligibility of what could potentially be a very large number of shareholders, a process that diverts management time and resources away from the business. The Company's current proxy access by-law reinforces the Board's accountability and provides shareholders with broad discretion to nominate candidates of their choice, while mitigating the risk of misuse of proxy access, including by minority shareholders pursuing purposes that are not broadly supported by other shareholders.

**The Company's commitment to strong governance practices, including shareholder rights to call a special meeting and act by written consent, when coupled with its existing proxy access by-law, provide shareholders with a meaningful voice into the nomination and election of directors and a means to ensure director accountability.**

Labcorp closely monitors corporate governance developments, evolving market trends and best practices, and the preferences of our shareholders, including with respect to proxy access matters. In addition to providing for proxy access, the Company has implemented strong governance practices and policies as set forth in the governance discussions in this proxy, designed to encourage shareholder engagement, ensure that the Board remains accountable to the Company's shareholders, and to provide Labcorp's shareholders with a meaningful voice in the nomination and election of directors.

Moreover, in July 2020, the Board adopted an amendment to lower the threshold ownership requirement for shareholders to request that the Board call a special meeting of shareholders from at least 25% to at least 10% of Labcorp's voting stock, subject to the requirements and procedures set forth in the By-Laws. (The Proposal inaccurately asserts that it currently requires 25% of Labcorp's voting stock to request a special meeting.) The ability for 10% of the Company's shareholders to call a special meeting represents a significant shareholder right. Only 61% of S&P 500 companies incorporated in Delaware permit shareholders to call a special meeting, and of those, the most prevalent stock ownership threshold is set at 25%, and we do not believe that any of those companies have a threshold lower than Labcorp's 10% threshold.

The Board of Directors remains committed to implementing and maintaining strong corporate governance practices and policies, and as described in detail above, the Board believes the Company's existing proxy access framework achieves this objective.

**After careful consideration, the Board recommends a vote "AGAINST" this proposal.**

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

The following table sets forth as of March 24, 2021, the total number of shares of Common Stock beneficially owned, and the percent so owned, by (i) each director and director nominee of the Company, (ii) each person known to the Company to be the beneficial owner of more than 5 percent of the outstanding Common Stock, (iii) the individuals identified as the NEOs in the "Summary Compensation Table" set forth above, and (iv) all current directors and executive officers as a group. The number of shares owned are those "beneficially owned," as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security, or pursuant to the automatic termination of power of attorney or revocation of trust, discretionary account or similar arrangement. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them as set forth opposite their respective names. As of March 24, 2021, there were 97,640,861 shares of Common Stock outstanding.

| BENEFICIAL OWNER | AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP OF COMMON STOCK | PERCENT OF CLASS |
|---|---|---|
| The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355 | 10,405,602[1] | 10.68% |
| BlackRock, Inc. 55 East 52nd Street New York, NY 10055 | 7,832,565[2] | 8.0% |
| Adam H. Schechter | 56,454[3] | * |
| Kerrii B. Anderson | 19,880[4] | * |
| Jean-Luc Bélingard | 18,169[3] | * |
| Brian J. Caveney | 16,546[3,5] | * |
| Jeffrey A. Davis | 1,159 | * |
| Glenn A. Eisenberg | 73,461[3,5] | * |
| D. Gary Gilliland | 6,752 | * |
| Paul R. Kirchgraber | 14,019[3,5,6] | * |
| Garheng Kong | 9,438 | * |
| Peter M. Neupert | 10,982 | * |
| Richelle P. Parham | 6,074 | * |
| Mark S. Schroeder | 17,618[3,5] | * |
| Kathryn E. Wengel | 0 | * |
| R. Sanders Williams | 6,232 | * |
| All Directors and Executive Officers as a group (19 persons) | **306,548[3,4,5,6]** | * |

\* Less than 1%

(1) As reported on Schedule 13G/A filed with the SEC on February 10, 2021, on behalf of The Vanguard Group, Inc. ("Vanguard"). Vanguard is a registered investment advisor with beneficial ownership of the above listed shares. Vanguard has shared voting power with respect to 162,958 shares, sole dispositive power with respect to 9,976,036 shares, and shared dispositive power with respect to 429,566 shares.

(2) *As reported on Schedule 13G/A filed with the SEC on January 29, 2021, on behalf of BlackRock, Inc. ("BlackRock"). BlackRock is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act with beneficial ownership of the above listed shares. BlackRock has sole voting power with respect to 6,885,389 shares and sole dispositive power of 7,832,565 shares.*

3) *Beneficial ownership by directors, the NEOs and current executive officers of the Company includes shares of Common Stock that such individuals have the right to acquire upon the exercise of options that either are vested or that may vest within 60 days of March 24, 2021. The number of shares of Common Stock included in the table as beneficially owned which are subject to such options is as follows: Mr. Bélingard – 2,600; Dr. Caveney – 7,466; Mr. Eisenberg – 32,433; Dr. Kirchgraber – 2,433; Mr. Schechter – 45,166; Mr. Schroeder – 10,866; and all directors and Executive Officers as a group – 126,663.*

(4) *Includes shares held in trusts. For Ms. Anderson, includes 720 shares of Common Stock held in grantor retained annuity trust for the benefit of certain of Ms. Anderson's family members and for which Ms. Anderson is the annuitant. Ms. Anderson is the trustee of the trust.*

(5) *Includes performance shares related to the 2018 Performance Award that vested on March 27, 2021. The number of performance shares included in the table is as follows: Dr. Caveney – 2,413; Mr. Eisenberg – 8,042; Dr. Kirchgraber – 2,104; Mr. Schechter – 0; Mr. Schroeder – 2,413; and all Executive Officers as a group – 19,695.*

(6) *Includes 1,010 shares of restricted stock units held by Dr. Kirchgraber that will vest on April 3, 2021.*

# Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's executive officers, directors, and persons who own more than ten percent of the Company's equity securities to file reports on ownership and changes in ownership with the SEC and the securities exchanges on which its equity securities are registered. Additionally, SEC regulations require that the Company identify in its proxy statements any persons for whom one of the referenced reports was not filed on a timely basis during the most recent fiscal year or prior fiscal years. To the Company's knowledge, based solely on a review of reports furnished to it by reporting persons, all Section 16(a) filing requirements applicable to its executive officers, directors, and more than ten percent beneficial owners were timely satisfied, except for a Form 4 with respect to: (i) the award of 986 restricted stock units to Mr. Kong on February 4, 2020; (ii) the purchase of 250 shares of common stock and 330 shares of common stock by Judith Seltz on February 28, 2020 and March 10, 2020, respectively; (iii) the award of 150 restricted stock units to Mr. Wilkinson on August 1, 2020; and (iv) the vesting of 173 restricted stock units of Mr. Davis, all of which were inadvertently filed late.

# OTHER MATTERS

## Shareholder Proposals and Director Nominations for 2022 Annual Meeting

### Shareholder Proposals

Under the rules and regulations of the SEC as currently in effect, shareholders may submit proposals to the Company for inclusion in the Company's proxy materials for the 2022 Annual Meeting of Shareholders. For a proposal to be considered for inclusion in the proxy materials, the shareholder must satisfy the following requirements, in addition to the requirements set forth in SEC Rule 14a-8:

- the proposal must be submitted in writing to the attention of Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215;

- the proposal must be received no later than 120 days before the anniversary date of the distribution of this Proxy Statement (i.e., December 3, 2021); and

- the proposal must include the name and address of the shareholder, the number of shares of Common Stock held of record or beneficially by the shareholder, the dates when the shares were acquired, documentary support for a claim of beneficial ownership and statement that the shareholder intends to continue to hold the shares through the date of the 2022 Annual Meeting.

Holders of Common Stock who wish to have proposals submitted for inclusion in the Company's proxy materials for future meetings of shareholders should consult the applicable rules and regulations of the SEC with respect to such proposals, including the permissible number and length of proposals and other matters governed by such rules and regulations, and should also consult the Company's By-Laws.

Under the Company's By-Laws, shareholders may also bring business before the 2022 Annual Meeting of Shareholders without submitting a proposal for inclusion in the Company's proxy materials for the 2022 Annual Meeting, by providing timely notice thereof to Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215. The notice must be received no earlier than the 120th day prior to the anniversary date of the 2021 Annual Meeting (i.e., January 12, 2022) and no later than the 60th day prior to the anniversary date of the 2021 Annual Meeting (i.e., March 13, 2022). Shareholders who wish to do so should consult the Company's By-Laws for additional information about the notice requirements and procedures and related matters.

### Director Nominations

Shareholders may also suggest individuals to be considered by the Board as potential nominees for election to the Board. A shareholder may submit an individual for consideration by the Board of Directors in connection with the 2022 Annual Meeting of Shareholders by providing certain information as set forth in the By-Laws, in writing, to the Corporate Secretary of the Company at 358 South Main Street, Burlington, North Carolina 27215. These suggestions for the 2022 Annual Meeting must be received no earlier than the 120th day prior to the anniversary date of the 2021 Annual Meeting (i.e., January 12, 2022) and no later than the 60th day prior to the anniversary date of the 2021 Annual Meeting (i.e., March 13, 2022).

Under the Company's proxy access by-law, eligible shareholders also may submit their own nominations to the Board to be included in the Company's proxy statement for the 2022 Annual Meeting of Shareholders. As amended, the By-Laws permit a shareholder, or a group of up to 20 shareholders, owning three percent or more of the Company's outstanding Common Stock continuously for at least three years to nominate and have included in the Company's proxy materials persons for election to the Board constituting up to 20 percent of the Board, provided that the shareholder(s) and the nominee(s) satisfy certain requirements specified in the amended By-Laws. For a shareholder nominee to be included in the Company's proxy statement for the 2022 Annual Meeting of Shareholders under the proxy access by-law, the information required by such by-law must be received by Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215 no earlier than the close of business on the 150th day prior to the anniversary date of the distribution of this Proxy Statement (i.e., November 3, 2021) and no later than the close of business on the 120th day prior to the anniversary date of the distribution of this Proxy Statement (i.e., December 3, 2021).

The By-Laws may be obtained free of charge by writing to the Company's Corporate Secretary and are included as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on February 25, 2021.

## Householding

As permitted by the Exchange Act, the Company has adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice, this Proxy Statement, and the 2020 Annual Report unless one or more of these shareholders provides notification of their desire to receive individual copies. This procedure will reduce the Company's printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards.

If you and other shareholders of record with whom you share an address currently receive multiple copies of annual reports and/or proxy statements, or if you hold stock in more than one account and, in either case, you wish to receive only a single copy of notices, annual reports or proxy statements for your household, please contact Broadridge Householding Department at 51 Mercedes Way, Edgewood, NY 11717 or by telephone at 1-866-540-7095 with the names in which all accounts are registered.

Beneficial shareholders, or shareholders who hold shares in "street name", can request information about householding from their banks, brokers or other holders of record.

## Additional Information

A copy of the 2020 Annual Report along with this Proxy Statement has been posted on the Internet, each of which is accessible by following the instructions in the Notice. The 2020 Annual Report is not incorporated in this Proxy Statement and is not considered proxy-soliciting materials.

The Company filed its 2020 Annual Report with the SEC on February 25, 2021. The Company will mail without charge, upon written request, a copy of the 2020 Annual Report, excluding exhibits. Please send a written request for a copy to the Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215, or access these materials on the Investors Relations page of the Company's website at www.Labcorp.com.

By Order of the Board of Directors

Sandra D. van der Vaart
Secretary
April 2, 2021

